    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 1996
                                                     REGISTRATION NO. 333-3301


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2
                                      TO
                                   FORM S-3

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               TYCO TOYS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              Delaware                      13-3319358
  (State or other jurisdiction of        (I.R.S. Employer
   incorporation or organization)      Identification No.)

                               TYCO TOYS, INC.
                             6000 MIDLANTIC DRIVE
                        MOUNT LAUREL, NEW JERSEY 08054
                                (609) 234-7400

 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                  REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               GARY S. BAUGHMAN
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               TYCO TOYS, INC.
                             6000 MIDLANTIC DRIVE
                        MOUNT LAUREL, NEW JERSEY 08054
                                (609) 234-7400

   (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                         CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:

                             JOEL M. HANDEL, ESQ.
                            BAER MARKS & UPHAM LLP
                               805 THIRD AVENUE
                              NEW YORK, NY 10022
                                (212) 702-5700

                            MORTON A. PIERCE, ESQ.
                               DEWEY BALLANTINE
                         1301 AVENUE OF THE AMERICAS
                        NEW YORK, NEW YORK 10019-6092
                                (212) 259-8000


   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.


   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]


   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]


   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]






                       CALCULATION OF REGISTRATION FEE
- -----------------------------------------------------------------------------


                                                                  PROPOSED             PROPOSED
                                                                  MAXIMUM              MAXIMUM
       TITLE OF SECURITIES                AMOUNT TO            OFFERING PRICE         AGGREGATE             AMOUNT OF
         TO BE REGISTERED               BE REGISTERED           PER UNIT(2)      OFFERING PRICE(1)(2)    REGISTRATION FEE
- --------------------------------- ------------------------  ------------------  --------------------  --------------------
Depositary Shares each
representing one- twentieth of a
share of Series C Mandatorily
Convertible Redeemable Preferred
Stock ...........................   16,100,000 shares (1)        $5.375(2)           $86,537,500            $32,936(3)
- --------------------------------- ------------------------  ------------------  --------------------  --------------------
Series C Mandatorily Convertible
Redeemable Preferred Stock ......     805,000 shares (4)            N/A                  N/A                   N/A
- --------------------------------- ------------------------  ------------------  --------------------  --------------------
Common Stock, par value $.01 per
share ...........................   17,887,100 shares (5)           N/A                  N/A                   N/A
- --------------------------------- ------------------------  ------------------  --------------------  --------------------

- -----------------------------------------------------------------------------
(1) Includes 2,100,000 Depositary Shares issuable upon exercise of an option granted to the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee and based on the average of the high and low sales prices of the Common Stock as reported on the New York Stock Exchange on June 6, 1996 pursuant to Rule 457(c).

(3) Of this amount, $29,739 was paid by the Company upon the filing with the Commission of the original registration statement on May 8, 1996.

(4) Includes 105,000 shares of Series C Mandatorily Convertible Redeemable Preferred Stock to be issued if the Underwriters exercise their over-allotment option in full.

(5) Represents the number of shares of Common Stock issuable upon the mandatory conversion of the Series C Mandatorily Convertible Redeemable Preferred Stock.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED JUNE 20, 1996


PROSPECTUS
     , 1996

[TYCO LOGO]
                              14,000,000 SHARES
                               TYCO TOYS, INC.
                            $   DEPOSITARY SHARES
              EACH ONE REPRESENTING ONE-TWENTIETH OF A SHARE OF
         SERIES C MANDATORILY CONVERTIBLE REDEEMABLE PREFERRED STOCK

   Each of the $   Depositary Shares (the "Depositary Shares") represents
ownership of one-twentieth of a share of Series C Mandatorily Convertible Redeemable Preferred Stock, $0.10 par value per share (the "Series C Preferred Stock"), of Tyco Toys, Inc., a Delaware corporation (the "Company"), deposited with the Depositary (as defined herein) and, through the Depositary, entitles the owner to all proportionate rights, preferences and privileges of the Series C Preferred Stock represented thereby.

   The proportionate annual dividend rate for each Depositary Share is $0. (based on the annual dividend rate for each share of Series C Preferred Stock of $) and the proportionate liquidation preference of each Depositary Share (based on the liquidation preference of each share of the Series C Preferred Stock) is equal to the sum of (i) the per Depositary Share price to the public shown below and (ii) one-twentieth of the amount of accrued and unpaid dividends on each share of the Series C Preferred Stock. Dividends are
cumulative and are payable quarterly in arrears on    ,    ,     and     of
each year, commencing      , 1996.

   On      , 2000 (the "Mandatory Conversion Date") unless either previously converted at the option of the holder or redeemed by the Company, each outstanding Depositary Share will mandatorily convert into (i) 1.111 shares of common stock of the Company, par value $0.01 per share (the "Common Stock") (equivalent to 22.22 shares for each share of Series C Preferred Stock) and (ii) the right to receive an amount in cash equal to all accrued and unpaid dividends thereon.

   The Series C Preferred Stock is not redeemable prior to     , 1999 (the
"First Call Date"). At any time and from time to time on or after the First Call Date, until immediately prior to the Mandatory Conversion Date, the Company may call the Series C Preferred Stock (and thereby the Depositary Shares) in whole or in part for redemption. Upon such redemption, each holder will receive, in exchange for each Depositary Share, the greater of (i) the number of shares of Common Stock equal to the quotient of (a) the sum of (1)
$    at the First Call Date declining, as set forth herein, to $    at the
Mandatory Conversion Date (equivalent to $   for each share of Series C
Preferred Stock, declining to $   ) and (2) all accrued and unpaid dividends
thereon for each of the Depositary Shares so called, to, but not including, the date fixed for redemption (the "Call Price"), divided by (b) the current market price, as calculated herein, of a share of Common Stock on the applicable date of determination and (ii) 0. of a share of Common Stock.

   At any time prior to the Mandatory Conversion Date, unless previously redeemed, each of the Depositary Shares is convertible, at the option of the holder thereof, into 0. of a share of Common Stock, which is equivalent to a
conversion price of $   per share of Common Stock (equivalent to
shares for each share of Series C Preferred Stock or a conversion price of
$   per share of Series C Preferred Stock).

   The conversion rates applicable to a conversion of the Series C Preferred Stock are subject to adjustment in certain circumstances.

   The Common Stock of the Company is listed on the New York Stock Exchange ("NYSE"), under the symbol TTI. On June 17, 1996, the closing price of the Common Stock on the NYSE Composite Tape was $5 3/8 per share.

   Application will be made to list the Depositary Shares on the NYSE under the trading symbol "TTIPR."

   SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF RISK FACTORS RELEVANT TO AN INVESTMENT IN THE DEPOSITARY SHARES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.






                                   UNDERWRITING
                 PRICE TO THE      DISCOUNTS AND     PROCEEDS TO
                   PUBLIC(1)      COMMISSIONS(2)    THE COMPANY(3)
- -------------  ---------------  -----------------  --------------
Per Share .... $                 $                 $
Total (4) .... $                $                  $

- ---------------
(1)    Plus accrued dividends, if any, from the date of issue.
(2) See "Underwriting" for indemnification arrangements with the underwriters.

(3)    Before deducting expenses payable by the Company, estimated at
       $1,000,000.
(4) The Company has granted to the Underwriters an option, exercisable at any time within 30 days from the date hereof, to purchase up to 2,100,000 additional Depositary Shares solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Company will
       be $  , $   and $  , respectively. See "Underwriting".

   The Depositary Shares are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part. It is expected that delivery of the Depositary Shares will be made against payment therefor in New York, New York on or
about      , 1996.


DONALDSON, LUFKIN & JENRETTE                           LAZARD FRERES & CO. LLC
SECURITIES CORPORATION

                                 [PHOTOGRAPH]


   The Company identifies its products with trademarks, some of which it owns and some of which it licenses from others. The most important of these are TYCO(Registered Trademark), MATCHBOX(Registered Trademark), TYCO PRESCHOOL(Trademark), VIEW- MASTER(Registered Trademark), TYCO CLASSIC GAMES(Trademark), MUTATOR(Trademark), DAGGER(Trademark), 9.6V TURBO(Registered Trademark), 6.0V JET TURBO(Registered Trademark), REBOUND 4X4(Trademark), HAUNTED HIGHWAY(Trademark), CLIFF HANGERS(Registered Trademark), MATCHBOX COLLECTIBLES(Registered Trademark), MATCHBOX ACTION SYSTEMS(Trademark), ZERO G(Registered Trademark), KER PLUNK!(Registered Trademark), TOSS ACROSS(Registered Trademark), ROCK 'EM SOCK 'EM ROBOTS(Registered Trademark), REBOUND(Registered Trademark), MAGIC 8 BALL(Registered Trademark), DR. DREADFUL(Trademark), FASHION MAGIC(Registered Trademark), MY NEWBORN NANCY(Registered Trademark), TYCOVIDEOCAM(Trademark), BABY WIGGLES 'N GIGGLES(Trademark), FORMULA TYCO(Trademark), SCALEXTRIC(Registered Trademark), KENYA(Registered Trademark), and DOODLE BEAR(Trademark), all of which are owned by the Company. In addition, the marks MAGNA DOODLE(Registered Trademark), HARLEY DAVIDSON(Registered Trademark), BOOBY TRAP(Registered Trademark), WHEEL OF FORTUNE(Registered Trademark), JEOPARDY!(Registered Trademark), KITCHEN LITTLES(Trademark), and various vehicle brands and names are used under license or with permission. Other marks used in this Prospectus are italicized. Sesame Street and the Sesame Street characters are owned by the Children's Television Workshop.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEPOSITARY SHARES OR THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in, or incorporated by reference into, this Prospectus. This Prospectus contains certain forward looking statements and the Company's actual results may differ significantly from the results discussed in such forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option has not been exercised.

                                 THE COMPANY

OVERVIEW


   Tyco Toys, Inc. ("Tyco" or the "Company") is engaged in the design, development, manufacture and distribution of a broad range of toy products worldwide. The Company markets more than 800 products to over 7,000 customers in approximately 80 countries. Industry analysts estimate that worldwide manufacturers' toy shipments, excluding video games, aggregated approximately $36.6 billion in 1995. Measured in terms of 1995 worldwide net sales, the Company is the third largest toy manufacturer in the United States. The Company, together with its predecessors, has conducted business in the toy industry for more than 60 years and markets a wide variety of well-known branded products. Tyco holds the leading domestic or international market share in several of its core product categories including diecast metal toy vehicles, radio control vehicles, electric car racing sets, 3-D viewers, large dolls and drawing toys. Other core product categories in which the Company has a significant market presence include games, activity toys and plush toys. The Company maintains a diversified product mix and does not depend on the success of any single product.

   The Company's core product categories consist of toys that generally have demonstrated a product life cycle of greater than three years and, in many cases, the toys have sold for much longer. Core product categories accounted for approximately 70%, 76% and 83% of net sales in 1993, 1994 and 1995, respectively. Based upon their contribution to net sales over recent years, customer response from previews and trade shows, the Company believes its core product categories will continue to represent a consistent revenue source. Core product lines include Matchbox toys; View-Master 3-D products; Magna Doodle drawing toys; Tyco Radio Control toys; Tyco electric racing sets such as Haunted Highway; games such as Toss Across, Jeopardy! and Wheel of Fortune; Sesame Street toys; Magic 8 Ball and a number of large dolls such as My Newborn Nancy and Kenya. The Company's other lines provide additional revenue growth and a source of potential future core products.

   Since the beginning of 1996, the Company has introduced both core product line extensions and approximately 50 additional new toys. These 1996 introductions include Matchbox Action Systems -- a series of interactive playsets, TycoVideoCam -- a children's video camera, Kitchen Littles -- a line of miniature kitchen toys designed for play primarily with 11-1/2 inch fashion dolls, Baby Wiggles 'n Giggles doll, Up for Grabs (Trade Mark) -- Tyco's new, family word game, Color Doodler (Trade Mark) -- an erasable marker board, Radio Control Speedway (Trade Mark) -- an innovative car racing set and new View-Master titles such as Disney's The Hunchback of Notre Dame and 101 Dalmatians. These new products have been previewed by the major toy retailers and the Company expects them to be well received.


BUSINESS STRATEGY

   The Company's strategy is based on utilizing its competitive strengths which include its leading market position in a number of product categories, highly recognized brand names, extensive marketing and distribution capabilities, and strong product development program. The Company's strategy for achieving sales growth and increased profitability includes (i) introducing new products, (ii) leveraging the strength of existing core brands, (iii) developing its preschool business and (iv) rationalizing product lines and maintaining a low overall cost structure.


   Introducing New Products. Through its internal design and development efforts and established relationships with third party professional inventors and designers, the Company continually introduces new products intended to exploit the Company's competitive strengths. The Company's product strategy includes the introduction of products designed and manufactured to be marketed both domestically and internationally, spreading the cost of product development (or acquisition) across a broad market. Tyco believes that the development of such global products more effectively utilizes its distribution infrastructure and will generate higher overall operating margins. This belief is based in part upon the fact that the Company's international distribution system has historically supported higher levels of distribution activity.

   In 1995 alone, the Company introduced more than 40 new products or product lines. During 1996, the Company will continue to promote proven 1995 products as well as introduce approximately 50 additional new toys. These new products have been previewed by the Company's major customers at the industry's largest domestic and international trade shows. Based upon consumer and market research and the reception of the Company products at such trade shows, the Company believes its new products will be well received at retail.

   Leveraging Strength of Existing Core Brands. The Company's core product portfolio includes a wide variety of well-known branded products which have provided a consistent stream of revenue and profits. Based on sales in recent years, sales levels of competing products and the worldwide popularity of certain brands, the Company believes that several of its core brands represent underutilized assets and has refocused on further developing these brands. As an example, Matchbox is a brand that has existed for almost 50 years and currently sells more than 50 million diecast cars annually. In 1993, the Company significantly expanded its Matchbox Collectibles division which markets highly detailed vehicles primarily in the $15 to $49 price range via direct mail to consumers. This collectibles line grew to approximately $18 million in revenues in 1995 from less than $4 million in 1993. In 1996, the Company is introducing Matchbox Action Systems, a new line of playsets which management expects will lead to increased diecast car sales as well as playset revenues.

   Developing Preschool Business. The Company intends to further develop its preschool line of products which is primarily based on Sesame Street toys and the Looney Tunes (Trade Mark) Lovables product line. In 1995, Tyco expanded its license agreement with Children's Television Workshop ("CTW") to become CTW's primary toy licensee and will introduce certain new product lines, Sesame Street plush and talking toys. In 1996, Tyco will promote certain Sesame Street products on television to drive retail sales and increase brand recognition. Looney Tunes Lovables are baby Looney Tunes character products that were successfully introduced in 1995 and will be expanded from 15 to 22 products in 1996. The Company expects that the new product mix and television advertising will result in increased sales and improved profitability.

   Rationalizing Product Lines and Maintaining Low Overall Cost
Structure. Since 1993, the Company has incurred more than $40 million in charges associated with the extensive reorganization of its operations and rationalization of its product lines. As a result of such measures, the Company expects to generate annual ongoing savings of more than $10 million in fixed costs and believes it has the appropriate cost and operating structure and focused product lines to generate increased future sales and greater profitability.


BUSINESS RATIONALIZATION


   In 1993, the Company experienced substantial volume declines in two major promotional lines, Disney's The Little Mermaid and The Incredible Crash Dummies(Registered Trademark), which represented approximately $130 million in annual revenues on a combined basis in 1992, materially decreasing the Company's sales and profits. As a result of the volume declines and the expansion of its international direct sales and marketing operations, the Company experienced losses from 1993 through 1995 and undertook certain broad-based restructuring programs. These restructuring programs together with the elimination of unprofitable or non-strategic product lines form the basis of the Company's business rationalization efforts. In 1995, these efforts were focused on its international business and the Tyco Preschool unit.

   In 1995, the Company rationalized its product lines and streamlined its organizational structure by consolidating many operations in Europe and the Far East and reducing its worldwide salaried workforce by more than ten percent. Specifically, the actions taken during 1995 and the first quarter of 1996 included (i) elimination of unprofitable or non-strategic product lines such as boys' action figures, (ii) centralization of European marketing and administrative functions, (iii) closure of Tyco's distribution center in the United Kingdom and its manufacturing facility in Belgium, (iv) consolidation of Matchbox and Tyco operations in the United Kingdom, (v) appointment of new management in the United Kingdom, Germany and France, (vi) a shift of radio control, electric racing and Matchbox manufacturing to lower cost production locations in the Far East and (vii) a reorganization of the Tyco Preschool (formerly Playtime) business unit. As a result of these measures, the Company expects to generate annual ongoing savings of more than $10 million in fixed costs. In 1995, without the full benefit of these measures, the Company generated approximately $41 million of earnings before interest, taxes, depreciation, amorti-zation and before restructuring and special charges of $8.9 million. The Company also generated $40.2 million of cash flow from operating activities, while utilizing $16.1 million and $23.1 million for its investing and financing activities, respectively, during this period. The Company's net loss for 1995 was $30.4 million.

   The Company believes that these substantial reorganization efforts have provided the Company with an operational structure which will support future growth and profitability. Additionally, the Company believes its financial performance is less susceptible to volume declines as a result of its increased focus on sales of core products. Management believes that its restructuring and product line rationalization efforts, in combination with the Company's well-known branded products and current business strategy, will improve its results of operations in 1996. The Company's beliefs are based on the reductions in selling, administration and other overhead expenses already achieved, the efforts under way to enhance the Company's product development program and the improvements in cash flow and operating profits that have already been accomplished. In addition, by moving away from the high margin, high risk categories such as action figures and small dolls, the Company has taken important steps to moderate the volatility associated with the sales of these products.


   The Company's principal executive offices are located at 6000 Midlantic Drive, Mount Laurel, New Jersey 08054, and its telephone number is (609) 234-7400.

                                 THE OFFERING


Securities .............         The Series C Preferred Stock ranks senior to
                                 the Company's common stock, par value $0.01
                                 per share (the "Common Stock"), and on
                                 parity with the Company's Series B Voting
                                 Convertible Exchangeable Preferred Stock
                                 (the "Series B Preferred Stock") as to
                                 payment of dividends and distributions of
                                 assets upon liquidation. Shares of Series C
                                 Preferred Stock (and thereby Depositary
                                 Shares) convert automatically into shares
                                 of Common Stock on        , 2000 (the
                                 "Mandatory Conversion Date"). From and after
                                        , 1999, the Company has the option to
                                 redeem, in shares of Common Stock, shares of Series C Preferred Stock at any time and from time to time on or after that date until immediately before the Mandatory
                                 Conversion Date at the Call Price (as
                                 defined herein). A holder of the Depositary
                                 Shares may, at any time before the Mandatory
                                 Conversion Date, convert the Depositary
                                 Shares into shares of Common Stock.
                                 Each Depositary Share represents ownership of one-twentieth of a share of Series C
                                 Preferred Stock to be deposited with
                                 Midlantic Bank N.A., as Depositary, and
                                 entitles the owner to all of the
                                 proportionate rights, preferences and
                                 privileges of the Series C Preferred Stock represented thereby. See "Description of
                                 Depositary Shares."


Dividends ..............         Holders of Depositary Shares are entitled to
                                 receive, when and as dividends on the Series
                                 C Preferred Stock are declared by the Board
                                 of Directors out of funds legally available
                                 therefor, cash dividends from the issue date
                                 of the Series C Preferred Stock, accruing at
                                 the rate per share of $      per annum
                                 (equivalent to   % per annum) or $      per
                                 quarter for each of the Depositary Shares
                                 (equivalent to $      per annum or $
                                 per quarter for each share of Series C
                                 Preferred Stock), payable quarterly in
                                 arrears on        ,        ,        , and
                                         of each year, commencing        ,
                                 1996, or if any such date is not a business day, the next succeeding business day.
                                 Dividends will cease to accrue in respect of the Series C Preferred Stock on the
                                 Mandatory Conversion Date or on the date of their earlier conversion or redemption. See
                                 "Description of the Series C Preferred Stock
                                 -- Dividends."

APITAL PRINTING SYSTEMS]

Mandatory Conversion of
 the Depositary Shares .         On the Mandatory Conversion Date, unless
                                 either previously converted at the option of the holder or redeemed by the Company, each outstanding Depositary Share will mandatorily convert into (i) 1.111 shares of Common Stock (equivalent to 22.22 shares for each share of Series C Preferred Stock), and
                                 (ii) the right to receive an amount in cash equal to all accrued and unpaid dividends thereon. See "Description of the Series C
                                 Preferred Stock--Mandatory Conversion of the
                                 Series C Preferred Stock."

Optional Redemption of
 the Depositary Shares .         The Series C Preferred Stock is not
                                 redeemable prior to        , 1999 (the
                                 "First Call Date"). At any time and from
                                 time to time on or after the First Call Date
                                 until immediately prior to the Mandatory
                                 Conversion Date, the Company may call the
                                 Series C Preferred Stock (and thereby the
                                 Depositary Shares) in whole or in part for
                                 redemption. Upon such redemption, each
                                 holder will receive, in exchange for each
                                 Depositary Share, the greater of (i) the
                                 number of shares of Common Stock equal to
                                 the quotient of (a) the sum of (1) $     ,
                                 at the First Call Date, declining as set
                                 forth herein, to $      at the Mandatory
                                 Conversion Date (equivalent to $      for
                                 each share of Series C Preferred Stock,
                                 declining to $     ) and (2) all accrued and
                                 unpaid dividends thereon for each of the
                                 Depositary Shares so called to, but not
                                 including, the date fixed for redemption
                                 (the "Call Price"), divided by (b) the
                                 Current Market Price of a share of Common
                                 Stock on the applicable date of
                                 determination and (ii) 0.     of a share of
                                 Common Stock.


Conversion at the Option
 of the Holder .........         The Depositary Shares are convertible, in
                                 whole or in part, at the option of the
                                 holder, at any time before the Mandatory
                                 Conversion Date, unless previously redeemed,
                                 into shares of Common Stock at a rate of 0.
                                 of a share of Common Stock for each
                                 Depositary Share (equivalent to      shares
                                 of Common Stock for each share of Series C
                                 Preferred Stock) which is equivalent to a
                                 conversion price of $      per Depositary
                                 Share ($      per share of Series C
                                 Preferred Stock) (the "Conversion Price").
                                 The right to convert Depositary Shares
                                 called for redemption will terminate
                                 immediately before the close of business on any redemption date with respect to such shares. See "Description of the Series C
                                 Preferred Stock -- Conversion at the Option of the Holder."






Higher Dividend Yield
 and Less Equity
 Appreciation than
 Common Stock ..........         Dividends will accrue on the Depositary
                                 Shares at a higher rate than the rate at
                                 which dividends and cash distributions
                                 historically have been paid on the Common
                                 Stock. The opportunity for equity
                                 appreciation afforded by an investment in
                                 the Depositary Shares (and the Series C
                                 Preferred Stock) is less than that afforded
                                 by an investment in the Common Stock because
                                 the Conversion Price relating to a
                                 Depositary Share is     % of the price to
                                 the public of a Depositary Share set forth
                                 on the cover of this Prospectus and the
                                 Company may, at its option, redeem the
                                 Series C Preferred Stock (and thereby the
                                 Depositary Shares) at any time on or after
                                 the First Call Date, and before the
                                 Mandatory Conversion Date, at the Call
                                 Price, and although not obligated to do so,
                                 may do so if, among other circumstances, the
                                 Current Market Price of the Common Stock
                                 exceeds the Call Price of a Depositary
                                 Share. In such event, a holder of a
                                 Depositary Share will receive less than
                                 1.111 shares of Common Stock, but in no
                                 event less than 0.     of a share of Common
                                 Stock. The per share value of the Common
                                 Stock received by holders of Depositary
                                 Shares may
                                 be more or less than the per share amount paid for Depositary Shares offered hereby, due to market fluctuations in the price of Common Stock. See "Description of the Series
                                 C Preferred Stock -- Higher Dividend Yield and Less Equity Appreciation than Common
                                 Stock."

Certain Adjustments ....         The conversion rates applicable to a
                                 conversion of the Series C Preferred Stock are subject to adjustment in certain circumstances. See "Description of the
                                 Series C Preferred Stock -- Conversion
                                 Adjustments" and "Description of the Series
                                 C Preferred Stock -- Adjustments for Certain
                                 Transactions."


Liquidation Rights .....         In the event of any voluntary or involuntary
                                 liquidation, dissolution or winding up of the Company, the holders of outstanding
                                 Series C Preferred Stock are entitled to receive, pari passu, i.e. ratably, with the rights of holders of Parity Preferred Stock
                                 (as defined herein), an amount equal to the per share price to the public of the Series
                                 C Preferred Stock shown on the cover page of this Prospectus, plus accrued and unpaid dividends thereon, out of the assets of the Company available for distribution to shareholders, before any distribution of assets is made to holders of Junior Stock
                                 (as defined herein). See "Description of the Series C Preferred Stock -- Liquidation
                                 Rights."


Voting Rights ..........         The holders of Depositary Shares will have
                                 the right, voting together with the holders of Common Stock as one class, to vote in the election of directors and upon each other matter coming before any meeting of the holders of Common Stock (except as otherwise provided by law or the Company's Restated
                                 Certificate of Incorporation) on the basis of one vote for each Depositary Share held
                                 (equivalent to 20 votes for each share of Series C Preferred Stock). In the event that the equivalent of six quarterly dividends payable on the Series C Preferred Stock (and therefore the Depositary Shares) shall be in arrears, the number of directors of the Company will be increased by two and the holders of the Depositary Shares shall have the exclusive right, voting separately and as a class, with each Depositary Share entitled to one vote, to elect the two additional directors. Such right shall continue until all dividends in arrears and dividends in full for the current quarterly period have been paid or declared and set apart for payment. In addition, the holders of Depositary Shares will have voting rights with respect to certain alterations of the Company's Restated Certificate of
                                 Incorporation and certain other matters. See
                                 "Description of the Series C Preferred Stock
                                 -- Voting Rights" and "Description of the
                                 Depositary Shares -- Voting of the Series C
                                 Preferred Stock."

New York Stock Exchange
 ("NYSE") Symbol for
 Common Stock ..........         TTI

Listing ................         Application will be made to list the
                                 Depositary Shares on the NYSE under the
                                 trading symbol "TTIPR."


Use of Proceeds ........         The Company intends to use the net proceeds
                                 of this offering, estimated to be
                                 approximately $72,000,000, to reduce
                                 short-term indebtedness, for working capital and general corporate purposes, and potentially for product line or business acquisitions. See "Use of Proceeds."

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION
               (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)

   All financial information in this table should be read in conjunction with the notes below, the information contained in "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the "Consolidated Financial Statements" and the notes thereto included elsewhere in this Prospectus.


                                                                                                 THREE MONTHS ENDED
                                                FISCAL YEARS ENDED DECEMBER 31,                       MARCH 31,
                                 ------------------------------------------------------------------------------------
                                    1991        1992         1993        1994         1995        1995        1996
INCOME STATEMENT DATA:
Net sales ......................  $548,701    $ 768,589    $730,179    $753,098     $709,109    $116,060    $ 95,768
Gross profit ...................   238,339      318,896     293,538     307,704      292,873      49,103      40,635
Marketing, advertising and
 promotion .....................   107,630      166,097     180,815     172,462      160,779      28,868      24,967
Restructuring and other special
 charges(1) ....................     6,938        2,797      28,214       4,700        8,900          --          --
Operating income (loss) ........    46,277       44,082     (56,914)        635       (2,282)     (8,757)    (10,986)
Interest expense, net ..........    19,676       13,274      23,487      30,913       28,026       5,865       5,276
Net income (loss)(2) ...........    18,441       18,012     (69,940)    (32,973)     (27,229)     (6,669)    (10,197)
Preferred stock dividends(3)  ..        --           --          --       2,157        3,200         784         827
Net income (loss) applicable to
 common stockholders(2) ........  $ 18,441    $  18,012    $(69,940)   $(35,130)    $(30,429)   $ (7,453)   $(11,024)
Net income (loss) per common
 share:
 Primary .......................  $   1.10    $    0.60    $  (2.08)   $  (1.01)    $  (0.87)   $  (0.21)   $  (0.32)
 Fully diluted .................      0.94         0.60       (2.08)      (1.01)       (0.87)      (0.21)      (0.32)
Weighted average shares
 outstanding:
 Primary .......................    18,412       29,743      33,595      34,687       34,788      34,757      34,827
 Fully diluted .................    25,152       31,127      33,595      34,687       34,788      34,757      34,827
Ratio of earnings to fixed
 charges(4) ....................       2.2x         2.8x         --          --           --          --          --
OTHER DATA:
EBITDA before restructuring and
 other special charges(5) ......  $ 62,287    $  64,694    $  2,870    $ 37,220     $ 41,238    $ (1,075)   $ (4,291)
Cash flows from (for):
 Operating activities ..........     2,624       18,491     (42,709)     18,273       40,219      35,564      12,703
 Investing activities ..........   (15,211)    (216,905)    (29,755)    (20,580)     (16,098)     (5,124)     (4,960)
 Financing activities ..........    20,215      235,614      60,527       6,524      (23,144)    (46,692)    (25,543)



                          AS OF MARCH 31, 1996
                       -------------------------
                         ACTUAL    AS ADJUSTED(6)
BALANCE SHEET DATA:
Working capital ......  $ 91,039      $163,039
Total assets .........   521,960       558,492
Short-term debt ......    36,410           942
Long-term debt .......   147,057       147,057
Stockholders' equity     255,275       327,275


- ------------

(1) The charge incurred in 1991 relates to the Company's purchase of 1,462 shares of Common Stock and share equivalents held by the members of a former control group.

       The restructuring charges incurred in 1992, 1993, 1994 and 1995 related primarily to:

        1992 -- The costs associated with the relocation of certain of the Company's Hong Kong and United Kingdom facilities and the consolidation of the Company's domestic distribution facilities in Portland, Oregon.

        1993 -- The consolidation of the Company's subsidiaries in Germany and Australia, the then planned sale of the Company's Italian subsidiary, and the integration of Playtime's separate operations in the United States and in Hong Kong.

        1994 -- The closure of the Company's Italian subsidiary.

        1995 -- The consolidation of the International and Preschool businesses and the closure of a manufacturing facility in Temse, Belgium and a distribution facility in the United Kingdom.

(2) Includes for 1991 an extraordinary loss of approximately $2,747, or $1,813 net of tax, relating to the early retirement of $33,400 of Tyco's 11.5% Senior Subordinated Notes and an extraordinary gain of approximately $1,054 relating to the exchange of approximately $6,724 of 12% Convertible Subordinated Notes for approximately 350 shares of Common Stock.

(3) Reflects the value of dividends paid in the form of shares of preferred stock.


(4) The ratio of earnings to fixed charges is computed by dividing the sum of earnings before taxes, extraordinary item and fixed charges, by the sum of fixed charges and preferred stock dividends. Fixed charges consist of interest on all indebtedness and one-third of rental expense, which is considered indicative of the interest factor therein. For the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, the Company's earnings were insufficient to cover fixed charges by $83,340, $33,630, $31,434, $11,077 and $16,515, respectively.

(5) EBITDA is defined as operating earnings before interest, taxes, depreciation, amortization and restructuring and other special charges. The Company has included EBITDA data because it believes such data provides a measure of its ability to service debt, pay preferred dividends, fund capital expenditures and meet working capital requirements. The Company also believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for consolidated statement of operations or cash flow data prepared in accordance with generally accepted accounting principles.

(6) As adjusted to give effect to: (i) the sale of all of the Depositary Shares offered hereby and (ii) the application of the net proceeds thereof in repayment of $35,468 of short-term indebtedness of the Company.

                                 RISK FACTORS

   Prior to making an investment, prospective investors should carefully consider the following factors, as well as other information described elsewhere or incorporated by reference in this Prospectus.

RECENT LOSSES


   The Company reported net losses for each of its three fiscal years ended December 31, 1995 and had an accumulated deficit as of March 31, 1996 of approximately $69.3 million. As a result of the extensive restructuring of its International operations and its Preschool unit and other activities described elsewhere in this Prospectus, the Company expects a significant improvement in its results of operations for its 1996 fiscal year. However, there can be no assurance that the Company will report a profit for such year or operate profitably in future years.


HIGH LEVERAGE


   The Company has substantial obligations with respect to its 10.125% Senior Subordinated Notes due 2002 (the "Senior Subordinated Notes"), 7% Convertible Subordinated Notes ("Convertible Notes"), domestic credit facilities ("Credit Facilities") and foreign credit facilities. See "Description of Principal Indebtedness." The Company's high degree of leverage has important consequences including the following: (i) dedication of a substantial portion of the Company's cash flow from operations to the payment of interest in respect of its debt obligations, which will reduce the funds available to the Company for its operations and future business opportunities; (ii) potential impairment of the Company's ability to obtain additional financing in the future; and (iii) potential vulnerability of the Company to a downturn in its business or the United States economy generally. In addition, the Company's high degree of leverage may make it difficult for the Company to generate additional working capital, especially in the event of covenant defaults under agreements with lenders. An inability to secure working capital could adversely affect the Company's financial conditions and operations.


RESTRICTIONS ON PAYMENT OF DIVIDENDS


   The terms the of Company's Senior Subordinated Notes, Convertible Notes, Series B Preferred Stock and Credit Facilities restrict the Company from paying dividends on its capital stock. See "Description of Other Capital Stock -- Restrictions on Dividends," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity -- Dividends,""Description of Principal Indebtedness -- Long Term Debt," "Description of Principal Indebtedness -- Short-Term Debt," "Description of the Series C Preferred Stock --Dividends," and Note 5 of the Notes to Consolidated Financial Statements. The Company's lender under the Credit Facilities has agreed that, for as long as there is no default in the payment of principal or interest or any other default causing the acceleration of indebtedness, the Company will be permitted to pay dividends on the Series C Preferred Stock. Based on discussions with the holders of the Convertible Notes, the Company expects that it will receive a similar consent from such holders. The Company currently has capacity under the financial tests and other terms relating to the Senior Subordinated Notes and the Series B Preferred Stock to pay dividends on the Series C Preferred Stock. With the proceeds of this offering, such capacity will be increased. The restrictions on the payment of dividends could prevent the payment of dividends on the Series C Preferred Stock in the event the Company were unable to make the payment of principal or interest as required by the Company's Credit Facilities or if future losses reduced the availability to make such dividend payments under the provisions of the Company's Senior Subordinated Notes or Series B Preferred Stock.


ABSENCE OF EARNINGS AND PROFITS


   Because the Company presently has a deficit in accumulated earnings and profits for United States federal income tax purposes, in general, unless the Company generates earnings and profits each year in an amount at least equal to the amount of dividends payable on the Series C Preferred Stock (and all other stock ranking senior thereto or on parity therewith), all or part of the distributions made by the

Company on the Series C Preferred Stock will be treated as returns of capital rather than dividends eligible for the dividends-received deduction. No assurance can be given that the Company will be able to generate sufficient earnings and profits to prevent all or a part of the distributions on the Series C Preferred Stock from being treated as returns of capital. See "Certain Federal Income Tax Consequences -- Absence of Earnings and Profits."


RELIANCE ON LICENSE ARRANGEMENTS

   The Company markets its products under a variety of trademarks, including some owned by third parties and covered by license agreements. Certain license agreements require minimum guaranteed royalty payments regardless of the actual sales of the products in question. In addition, the inability of a particular licensed product or line of products to achieve certain levels of sales could adversely affect the Company's ability to retain the relevant license. The Company believes that the loss of rights to the CTW license for the Sesame Street toy line would have a material adverse effect on the Company. Based upon its dealings with CTW to date, the Company believes its relationship with CTW is good and management has no reason to believe that it will lose the Sesame Street license.

RAPIDLY CHANGING CONSUMER PREFERENCES


   The toy industry is subject to rapidly changing consumer preferences, a high level of seasonality and competition and a constant need for creating and marketing new products. Demand for toy products in general and for particular types of toys is influenced by cultural and demographic trends in society, marketing and advertising expenditures by toy companies, technological developments, the popularity of certain themes and by general economic conditions. Because these factors can change rapidly, consumer demand and preferences also can shift quickly. New toy products frequently are successfully marketed for only one or two years. The Company may not always be able to respond to changes in consumer demand and preferences because of the significant amount of time and financial resources needed to bring new products to market. The inability to respond quickly to market changes could have an adverse impact on the Company's financial position.

SEASONALITY


   The toy industry is highly seasonal and characterized by heavy customer demand for toys during the Christmas holiday season. Typically, 55% to 90% of the Company's orders are received in the first half of the year, after the major toy industry fairs, while approximately 60% to 70% of the Company's shipments do not occur until the third and fourth quarters. This seasonality creates an uneven demand for working capital and makes it difficult to forecast accurately sales levels. As a result, the Company's operating results have varied significantly from quarter to quarter. The Company expects that its operating results will continue to vary significantly from quarter to quarter. See "Business -- Seasonality and Backlog."

DEPENDENCE ON CERTAIN CUSTOMERS


   Certain customers of the Company account for a disproportionately large share of its net sales. For the fiscal year ended December 31, 1995, Toys 'R' Us, Inc. ("Toys 'R' Us") accounted for approximately 25% of the Company's net sales, Wal-Mart Stores, Inc. ("Wal-Mart") accounted for approximately 13% of net sales and the Company's ten largest customers accounted in the aggregate for approximately 62% of net sales. If certain of these customers ceased doing business with the Company, or significantly reduced the amount of their purchases from the Company, the Company's business could be adversely impacted. Pressures on the Company to provide financial incentives to its customers or pressures to reduce prices or change the terms of sale of the Company's products also could have a material adverse effect on the Company. See "Business -- Marketing and Distribution."


INTENSE COMPETITION


   The toy industry is highly competitive. Among the Company's competitors are several larger or better capitalized toy companies, and some smaller domestic and foreign toy and entertainment products manufacturers, importers and marketers. In general, the Company faces competition in the design and development of new toys, the procurement of licenses and for favorable retail shelf space for its products, as well as with respect to the continual improvement of existing products, marketing and distribution. Competition has in the past, and may in the future, force price reductions which could adversely affect the Company's operating results and financial condition. See "Business -- Competition."


DEPENDENCE ON FOREIGN MANUFACTURING; TRADE RESTRICTIONS


   The Company utilizes manufacturing facilities located in Hong Kong, the People's Republic of China ("China"), Thailand and other Far East countries. Accordingly, the Company could be affected by political, economic or legal disruptions affecting businesses in or trade with such countries including, but not limited to, the matters discussed below.

   Maintenance of normal U.S. import duty rates is dependent on retention of most favored nation ("MFN") tariff treatment for the exporting country. For imports into the United States from China, MFN tariff treatment requires an annual presidential waiver under the Jackson-Vanik Amendment, which was last issued in June 1995. The waiver can be disapproved through a joint resolution of the U.S. government. As a result of political opposition to certain policies of the Chinese government, there has been and may continue to be opposition to extending MFN tariff treatment to China in the future. The loss of MFN tariff treatment by China would, and conditions placed on MFN treatment could, result in a substantial increase in import duty for the Company's products produced there and imported into the United States, which could materially affect the Company's business.

   In addition, imports into the United States from China, Hong Kong, Thailand and other Far East countries where manufacturing facilities for certain of the Company's products are located could be subjected to sanctions, restrictions and other trade measures imposed by the U.S. government. Such potential trade measures include, but are not limited to, import measures such as tariffs or quotas imposed by the United States Trade Representative (the "USTR") in response to unfair trade practices. Authorities relating to the imposition of such measures by the USTR include:
(i) "Section 301," which provides for measures in response to trade agreement violations and other unfair trade practices; (ii) "Special 301," which provides for the identification of and proceedings against unfair trade practices regarding the protection of intellectual property rights based on annual country reviews; and (iii) "Super 301," which provides for the identification of and proceedings against foreign trade barriers based on annual country reviews. Other trade measures that could be imposed on imports into the United States of the Company's products include anti-dumping duties, which apply to imports that are considered to be unfairly priced, and countervailing duties, which apply to imports that are considered to be subsidized. The European Community has also imposed limitations on the importation of Chinese products. To date, such regulations have not materially affected the Company.

   The potential for the imposition of trade measures on imports from China is especially significant. Among other things, the USTR increased duties to 100 percent ad valorem on various products imported from China in February 1995 based on a determination that unfair trade practices exist with respect to the protection of intellectual property in China. Although the duty increases did not cover toys such as those which the Company produces in China, and the duty increases were subsequently terminated, stringent U.S. government review of Chinese intellectual property protection is ongoing. There can be no assurance that future trade measures imposed on Chinese imports, regarding intellectual property protection or other issues, would not affect the Company's products.

   Hong Kong, where merchandise sourcing operations and manufacturing of certain of the Company's products takes place, is scheduled to come under the rule of the Chinese government in 1997. This development could precipitate political, legal and other changes that could impair current merchandise sourcing arrangements.

   Possible trade measures and other developments such as those described above could result in significant supply disruptions or higher merchandise costs to the Company. The ultimate impact on the

Company from such a change in trade status would depend on several factors, including the Company's ability to procure alternative manufacturing sources outside the affected country and its ability to pass on resultant cost increases to its customers as product price increases. See "Business -- Manufacturing and Suppliers."


   Changes in tariffs or in relationships between the United States dollar and currencies of countries in which the Company does business also could adversely affect the Company's financial condition and, accordingly, its ability to pay dividends on the Series C Preferred Stock. To reduce the effect of currency fluctuations, the Company enters into forward foreign exchange contracts to hedge foreign currency commitments.

   The Company's radio control toy products are manufactured in the Far East primarily by Taiyo Kogyo Co., Ltd. ("Taiyo"). Although the Company owns a minority interest in Taiyo, the Company does not control the operations of Taiyo and consequently the loss of Taiyo as a supplier or the imposition of trade sanctions against Japanese toy manufacturers could adversely affect the Company's sales and earnings and its ability to pay dividends on the Series C Preferred Stock.

NO ASSURANCE OF ACQUISITIONS


   The Company may use a portion of the proceeds of this offering to acquire product lines or businesses that will fit into the Company's current business strategy. See "Business -- Business Strategy." The Company currently is not a party to any agreements relating to any material acquisitions. There can be no assurance that the Company will enter into any such agreements or, if entered into, that any such agreements will be successful. See "Use of Proceeds."

LACK OF TRADING MARKET

   Prior to this offering, there has been no public market for the Depositary Shares and there can be no assurance that an active market in such securities will be developed or sustained after the offering.

EFFECT OF ANTI-TAKEOVER MEASURES

   The Company's Restated Certificate of Incorporation includes staggered classes of directors, authorized but unissued shares of Common Stock and preferred stock, and super-majority voting rights of stockholders on certain business combination transactions. The Company also has implemented a Preferred Stock Rights Plan. The cumulative effect of these anti-takeover measures may deter certain mergers, tender offers or future takeover attempts and may thereby adversely affect the market price of the Company's securities. See "Description of Other Capital Stock."

FORWARD LOOKING STATEMENTS

   Prospective investors are cautioned that certain statements in this Prospectus are forward looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those discussed in Exhibit
10.53 to the Company's 1995 Annual Report on Form 10-K which is incorporated herein by reference.

                               USE OF PROCEEDS


   The Company intends to use the net proceeds of this offering, estimated to be approximately $72,000,000, initially for the reduction of indebtedness aggregating approximately $35,468,000 under its short-term credit facilities, and for working capital and general corporate purposes. After reducing its indebtedness under the short-term credit facilities, the Company might reborrow amounts thereunder for working capital and general corporate purposes, and potentially for product line or business acquisitions. The Company continually explores acquisition opportunities; however, no agreements regarding any material acquisition transaction currently exist.


   The Credit Facilities consist of: (i) three separate three-year revolving credit facilities (the "Revolving Credit Facilities"), maturing in February 1998, in an aggregate amount of $90,000,000; and (ii) a $200,000,000, five-year domestic receivables securitization facility (the "Receivables Facility") maturing in February 2000.

   Interest rates on borrowings under the Revolving Credit Facilities are determined at the option of the Company based on various indices, including Libor or a bankers' acceptance rate, plus 2.75%. The interest rate on the Receivables Facility is the lender's market rate for commercial paper plus 1.55%.

   At December 31, 1995, total utilization under the Revolving Credit Facilities and the Receivables Facility was $51,874,000 which included $45,420,000 in borrowings and $6,454,000 in letters of credit. See "Description of Principal Indebtedness."


   The Company also has credit facilities with various European, Australian and Hong Kong banks which provide for short-term borrowings up to approximately $35,764,000 or equivalent in local currencies, including letters of credit. At December 31, 1995, outstanding borrowings under these facilities were $15,503,000 at an average interest rate of approximately 8.3%.


                         PRICE RANGE OF COMMON STOCK


   The Company's Common Stock is listed on the NYSE. The following table sets forth, for the periods indicated, the high and low closing sales prices of the Common Stock as reported on the NYSE Composite Tape. The reported last sale price of the Common Stock on the NYSE on June 7, 1996 was $5 3/8 .



                                            PRICE RANGE OF
                                             COMMON STOCK
                                          -----------------
YEAR ENDED DECEMBER 31, 1994                 HIGH      LOW
                                          --------  -------
First Quarter ........................... $9 3/4    $8 3/8
Second Quarter ..........................  9         6 5/8
Third Quarter ...........................  8 1/2     6 3/4
Fourth Quarter ..........................  8 1/8     5 3/8

YEAR ENDED DECEMBER 31, 1995
First Quarter ........................... $5 3/4    $4 1/2
Second Quarter ..........................  7 3/8     4 5/8
Third Quarter ...........................  7 1/8     5 1/4
Fourth Quarter ..........................  5 7/8     4 1/4

YEAR ENDED DECEMBER 31, 1996
First Quarter ........................... $6 5/8    $4
Second Quarter (through June 7, 1996)  ..  6         5 1/4

                        DIVIDEND POLICY AND DIVIDENDS

DIVIDEND RESTRICTIONS

   The instruments relating to the Company's outstanding Series B Preferred Stock, Senior Subordinated Notes, Convertible Notes and Credit Facilities all place limitations on the ability of the Company to declare and pay cash dividends. These limitations generally prohibit the payment of cash dividends if after giving effect thereto: (a) a default or event of default under the applicable instrument would occur and be continuing; (b) the Company would not be able to incur any additional indebtedness under the tests set forth in the applicable instrument that permit the occurrence of additional indebtedness (these tests require, among other matters, that the Company generate a certain level of cash flow to cover fixed charges); (c) the aggregate amount of all dividend payments, combined with other restricted payments, would exceed the sum of: (i) 50% of the aggregate cumulative consolidated net income (minus a 100% of any accumulated net loss) for designated periods and (ii) 100% of the net proceeds from the sale of Qualified Capital Stock (as defined); or (d) the Company would not maintain a certain level of tangible net worth. For a more detailed description of these dividend restrictions, see "Description of Other Capital Stock -- Dividend Restrictions."

PAYMENTS


   Since 1994, the Company has been precluded from paying cash dividends to holders of shares of the Series B Preferred Stock under its credit facilities and issued approximately $6.2 million of additional shares of Series B Preferred Stock in lieu of cash dividends. The Company paid a cash dividend on its Common Stock in the amount of approximately $2.5 million in 1993.

   Beginning in July 1996, the Company is obligated to commence the payment of cash dividends to the holders of shares of the Series B Preferred Stock, and the lenders of the Credit Facilities have agreed to such cash payments in 1996. In addition, the Company's lenders under the Credit Facilities has agreed that, for as long as the Company is not in default in the payment of principal and interest or any other default causing acceleration of indebtedness, the Company will be permitted to pay dividends on the Series C Preferred Stock.


   Subject to the restrictions on the payment of dividends referred to above, the declaration of cash dividends at any time in the future on the Common Stock may be considered by the Board of Directors from time to time, depending on the Company's net income, financial position and capital requirements along with market conditions and other factors. Accordingly, no assurance can be given as to the timing or amount of future dividend payments on the Common Stock, if any.

                                CAPITALIZATION


   The following table sets forth the consolidated capitalization of the Company as of March 31, 1996, and as adjusted to include the sale of shares offered hereby and the application of the net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.



                                                               AS OF MARCH 31, 1996
                                                            -------------------------
                                                               (IN THOUSANDS, EXCEPT
                                                                  SHARE AMOUNTS)
                                                               ACTUAL     AS ADJUSTED
Cash and cash equivalents .................................   $  9,880     $ 46,412
                                                            ==========  =============
Short-term debt:
  Notes payable (1) .......................................   $ 35,468     $     --
  Current portion of long-term debt .......................        942          942
                                                            ----------  -------------
  Total short-term debt ...................................     36,410          942
                                                            ----------  -------------
Long-term debt (less current portion):
  Capital lease obligations ...............................        918          918
  7% Convertible Subordinated
    Notes due 2001(2) .....................................     16,034       16,034
  10.125% Senior Subordinated
    Notes due 2002 ........................................    126,500      126,500
  Mortgage note payable ...................................      3,605        3,605
                                                            ----------  -------------
  Total long-term debt ....................................    147,057      147,057
                                                            ----------  -------------
  Total debt ..............................................    183,467      147,999
                                                            ----------  -------------
Stockholders' equity:
Preferred stock, $.10 par value per share, 1,000,000
shares  authorized consisting of the following:
    Series B Convertible Exchangeable Preferred Stock,
      $.10 par value per share; 52,839 shares authorized,
      issued and outstanding as of March 31, 1996(3) ......          5            5
    Series C Mandatorily Convertible Redeemable Preferred
      Stock ("Series C Preferred Stock"); $.10 par value
      per share; shares authorized; shares issued and
      outstanding as adjusted .............................         --           70
Common Stock $.01 par value per share; 75,000,000 shares
  authorized; 35,017,158 issued(3) ........................        350          350
Additional paid-in capital ................................    347,852      419,782
Accumulated deficit .......................................    (69,285)     (69,285)
Treasury stock, at cost ...................................     (1,676)      (1,676)
Cumulative translation adjustment .........................    (21,971)     (21,971)
                                                            ----------  -------------
 Total Stockholders' equity ...............................    255,275      327,275
                                                            ----------  -------------
   Total capitalization(4) ................................   $438,742     $475,274
                                                            ==========  =============


- ------------

(1)    $      as of      , 1996.

(2) The Convertible Notes are convertible at a price of $10 per share into approximately 1,603,000 shares of Common Stock at March 31, 1996.

(3) Does not include: (i) shares of Common Stock issuable upon conversion of the Convertible Notes at a conversion price of $10 per share (1,603,000 at March 31, 1996); (ii) shares of Common Stock issuable upon conversion of the Series B Preferred Stock at a conversion price of $10 per share (5,548,095 at March 31, 1996); (iii) 1,655,266 shares of Common Stock issuable upon exercise of outstanding options granted under the Company's stock option plans of which 1,178,609 shares were exercisable within 60 days of June 7, 1996 at a weighted exercise price of $8.41; (iv) 759,000 shares of Common Stock issuable upon vesting of Restricted Stock Units granted to senior managers of the Company pursuant to the Company's 1995 Long-Term Incentive Plan, of which no shares of Common Stock were issued as of June 7, 1996; (v) 40,836 shares of Common Stock issuable upon the vesting of certain stock awards granted to senior managers of the Company, in lieu of cash bonuses, pursuant to the Company's Executive Bonus Program; and (vi) shares of Common Stock issuable upon conversion of the Series C Preferred Stock.

(4)    Includes short-term debt.

                     SELECTED CONSOLIDATED FINANCIAL DATA
               (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)

   The following selected consolidated financial data of the Company for and as of the end of each of the fiscal years in the five-year period ended December 31, 1995 and the three month periods ended March 31, 1995 and 1996 have been derived from the Consolidated Financial Statements of the Company. The selected financial data for the three month periods ended March 31, 1995 and 1996 reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of interim period financial data. Operating results for the three month period ended March 31, 1996 are not indicative of the results for the fiscal year ending December 31, 1996. The following summary is qualified in its entirety by reference to the Consolidated Financial Statements and to all the financial information and notes contained therein and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                                                                     THREE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                            MARCH 31,
                                  --------------------------------------------------------------  -----------------------
                                      1991        1992         1993         1994         1995         1995        1996
INCOME STATEMENT DATA:
Net sales .......................   $548,701    $ 768,589    $730,179     $753,098     $709,109     $116,060    $ 95,768

Gross profit ....................    238,339      318,896     293,538      307,704      292,873       49,103      40,635
Marketing, advertising and
 promotion ......................    107,630      166,097     180,815      172,462      160,779       28,868      24,967
Restructuring and other special
 charges(1) .....................      6,938        2,797      28,214        4,700        8,900           --          --
Amortization of goodwill ........      2,503        3,765       6,476        6,285        6,410        1,593       1,607
Other selling and administrative
 expenses .......................     74,991      102,155     134,947      123,622      119,066       27,399      25,047
                                  ----------  -----------  -----------  -----------  -----------  ----------  -----------
Operating income (loss) .........     46,277       44,082     (56,914)         635       (2,282)      (8,757)    (10,986)
Interest expense, net ...........     19,676       13,274      23,487       30,913       28,026        5,865       5,276
                                  ----------  -----------  -----------  -----------  -----------  ----------  -----------
Income (loss) before taxes ......     27,194       30,136     (83,340)     (31,473)     (28,234)     (10,293)    (15,688)
Provision (benefit) for income
 taxes ..........................      7,994       12,124     (13,400)       1,500       (1,005)      (3,624)     (5,491)
                                  ----------  -----------  -----------  -----------  -----------  ----------  -----------
Net income (loss)(2) ............     18,441       18,012     (69,940)     (32,973)     (27,229)      (6,669)    (10,197)
Preferred stock dividends(3) ....         --           --          --        2,157        3,200          784         827
                                  ----------  -----------  -----------  -----------  -----------  ----------  -----------
Net income (loss) applicable to
 common shareholders(2) .........   $ 18,441    $  18,012    $(69,940)    $(35,130)    $(30,429)    $ (7,453)   $(11,024)
                                  ==========  ===========  ===========  ===========  ===========  ==========  ===========
Net income (loss) per common
 share:
 Primary ........................   $   1.10    $    0.60    $  (2.08)    $  (1.01)    $  (0.87)    $  (0.21)   $  (0.32)
 Fully diluted ..................       0.94         0.60       (2.08)       (1.01)       (0.87)       (0.21)      (0.32)
Weighted average shares
 outstanding:
 Primary ........................     18,412       29,743      33,595       34,687       34,788       34,757      34,827
 Fully diluted ..................     25,152       31,127      33,595       34,687       34,788       34,757      34,827
Ratio of earnings to fixed
 charges(4) .....................       2.2x         2.8x          --           --           --           --          --
OTHER DATA:
EBITDA before restructuring and
 other special charges(5)........   $ 62,287    $  64,694    $  2,870     $ 37,220     $ 41,238     $ (1,075)   $ (4,291)
Cash flows from (for):
 Operating activities ...........      2,624       18,491     (42,709)      18,273       40,219       35,564      12,703
 Investing activities ...........    (15,211)    (216,905)    (29,755)     (20,580)     (16,098)      (5,124)     (4,960)
 Financing activities ...........     20,215      235,614      60,527        6,524      (23,144)     (46,692)    (25,543)

                                                         AS OF DECEMBER 31,                            AS OF MARCH 31,
                                  --------------------------------------------------------------  -----------------------
                                      1991        1992         1993         1994         1995         1995        1996
BALANCE SHEET DATA:
Working Capital .................   $125,292    $ 212,616    $132,341     $124,352     $103,851     $110,246    $ 91,039
Total assets ....................    390,338      749,229     715,169      670,635      615,132      587,963     521,960
Short-term debt .................      5,027       29,664      84,222       78,996       61,976       38,131      36,410
Long-term debt ..................     91,017      198,865     179,771      146,851      147,180      147,359     147,057
Total stockholders' equity ......    181,222      335,241     277,449      296,232      265,340      287,682     255,275


- ------------
(1) The charge incurred in 1991 relates to the Company's purchase of 1,462 shares of Common Stock and share equivalents held by the members of a former control group.

       The restructuring charges incurred in 1992, 1993, 1994 and 1995 related primarily to:

         1992 -- The costs associated with the relocation of certain of the Company's Hong Kong and United Kingdom facilities and the consolidation of the Company's domestic distribution facilities in Portland, Oregon.

         1993 -- The consolidation of the Company's subsidiaries in Germany and Australia, the then planned sale of the Company's Italian subsidiary, and the integration of Playtime's separate operations in the United States and in Hong Kong.

         1994 -- The closure of the Company's Italian subsidiary.

         1995 -- The consolidation of the International and Preschool businesses and the closure of a manufacturing facility in Temse, Belgium and a distribution facility in the United Kingdom.

(2) Includes for 1991 an extraordinary loss of approximately $2,747, or $1,813 net of tax, relating to the early retirement of $33,400 of Tyco's 11.5% Senior Subordinated Notes and an extraordinary gain of approximately $1,054 relating to the exchange of approximately $6,724 of 12% Convertible Subordinated Notes for approximately 350 shares of Common Stock.

(3) Reflects the value of dividends paid in the form of shares of preferred stock.


(4) The ratio of earnings to fixed charges is computed by dividing the sum of earnings before taxes, extraordinary item and fixed charges, by the sum of fixed charges and preferred stock dividends. Fixed charges consist of interest on all indebtedness and one-third of rental expense, which is considered indicative of the interest factor therein. For the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, the Company's earnings were insufficient to cover fixed charges by $83,340, $33,630, $31,434, $11,077 and $16,515, respectively.

(5) EBITDA is defined as operating earnings before interest, taxes, depreciation, amortization and restructuring and other special charges. The Company has included EBITDA data because it believes such data provides a measure of its ability to service debt, pay preferred dividends, fund capital expenditures and meet working capital requirements. The Company also believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for consolidated statement of operations data prepared in accordance with generally accepted accounting principles.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

   The Company is engaged in the design, development, manufacture and distribution of a broad range of toy products worldwide. The toy industry is subject to rapidly changing consumer preferences, a high level of seasonality and competition, and a constant need for creating and marketing new products. The toy industry is characterized by heavy consumer demand for toys during the Christmas season. Typically, 60-70% of the Company's sales occur after the second half of the year. This seasonality creates an uneven demand for working capital. As a result of these factors, the Company expects that its operating results will vary significantly from quarter to quarter.

   Revenues are recognized as product is shipped. The Company provides reserves for defective returns and the other allowances at the time of shipment as a percentage of sales, based upon historical experience. Most of the Company's products are sold on trade terms which provide for payment at dates subsequent to the date of shipment. Certain products, however, are manufactured and sold based upon orders accompanied by letters of credit that entitle the Company to draw thereunder upon shipment ("Direct Import Sales").

   Cost of goods sold consists of all product-related costs including provisions for obsolescence and royalty payments under license agreements. Major raw materials used in the production of the Company's products include plastic resin, paper and corrugated products, film, textiles, zinc alloy and magnetic screens.

   The Company utilizes a high level of product promotion, primarily through television advertising, in order to build and retain consumer recognition of, and commercial success for, its product lines. The Company's advertising program is similar to that of other companies in the toy industry in that most of its advertising budget is allocated to children-oriented television programming, with lesser amounts targeted to magazines likely to be read by parents. The Company also offers customers advertising incentives in order to promote the Company's products in price-oriented newspaper advertisements. Direct Import Sales, unlike the majority of the Company's product offerings, typically utilize minimal levels of product promotions.


   In 1995, the Company restructured its operations and rationalized its product lines. As a result of the restructuring measures, the Company expects to generate annual ongoing savings in fixed costs of more than $10 million and believes that it has the appropriate cost and operating structure and focused product lines to generate increased future sales and greater profitability.

   The following table sets forth for the periods indicated certain items from the Company's consolidated statement of operations, expressed as a percentage of net sales.


                                                                                             THREE MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,                   MARCH 31,
                                          ------------------------------------------------  -------------------
                                             1991      1992      1993      1994      1995      1995      1996
Net sales ...............................   100.0%    100.0%    100.0%    100.0%    100.0%    100.0%     100.0%
Cost of goods sold ......................    56.6      58.5      59.8      59.1      58.7      57.7       57.6
                                          --------  --------  --------  --------  --------  --------  ---------
Gross profit ............................    43.4      41.5      40.2      40.9      41.3      42.3       42.4
Marketing, advertising and promotion  ...    19.6      21.6      24.7      22.9      22.7      24.9       26.1
Selling, distribution and administrative
 expenses ...............................    13.6      13.3      18.5      16.4      16.8      23.6       26.1
Restructuring and other special charges..     1.3       0.4       3.9       0.6       1.2        --         --
Amortization of goodwill ................     0.5       0.5       0.9       0.8       0.9       1.4        1.7
                                          --------  --------  --------  --------  --------  --------  ---------
Total operating expenses ................    35.0      35.8      48.0      40.7      41.6      49.9       53.9
                                          --------  --------  --------  --------  --------  --------  ---------
Operating income (loss) .................     8.4       5.7      (7.8)      0.2      (0.3)     (7.6)     (11.5)
Interest expense, net ...................     3.6       1.7       3.2       4.2       4.0       5.0        5.5
Foreign exchange (gain) loss ............      --       0.1       0.5       0.4        --      (1.2)      (0.6)
Other income, net .......................    (0.2)       --      (0.1)     (0.3)     (0.3)     (2.5)        --
                                          --------  --------  --------  --------  --------  --------  ---------
Income (loss) before income taxes
 and extraordinary item .................     5.0       3.9     (11.4)     (4.1)     (4.0)     (8.9)     (16.4)
Provision (benefit) for income taxes  ...     1.5       1.6      (1.8)      0.2      (0.1)     (3.1)      (5.7)
                                          --------  --------  --------  --------  --------  --------  ---------
Income (loss) before extraordinary item       3.5       2.3      (9.6)     (4.3)     (3.9)     (5.8)     (10.7)
Extraordinary loss ......................     0.1        --        --        --        --        --         --
                                          --------  --------  --------  --------  --------  --------  ---------
Net income (loss) .......................     3.4%      2.3%     (9.6)%    (4.3)%    (3.9)%    (5.8)%    (10.7)%
                                          ========  ========  ========  ========  ========  ========  =========
OTHER DATA:
EBITDA before restructuring and
 other special charges(1) ...............    11.4%      8.4%      0.4%      4.9%      5.8%     (0.9)%     (4.5)%


- ------------


(1) EBITDA is defined as operating earnings before interest, taxes, depreciation, amortization and restructuring and other special charges. The Company has included EBITDA data because it believes such data provides a measure of its ability to service debt, pay preferred dividends, fund capital expenditures and meet working capital requirements. The Company also believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for consolidated statement of operations data prepared in accordance with generally accepted accounting principles.


RESULTS OF OPERATIONS


 Three Months Ended March 31, 1996 vs. 1995

   The Company markets its toys through three separate groups: Domestic, International and Tyco Preschool. Net Sales for the quarter ended March 31, 1996 were $95,768,000 compared to $116,060,000 for the same period last year. The decrease in first quarter sales was attributable to the discontinuance of certain 1995 product categories, in particular, action figures, small dolls and videos in conjunction with the Company's focus on core product lines. Additionally, many new 1996 products, such as TycoVideoCam, Kitchen Littles as well as Radio Control toys and Matchbox playsets are scheduled to ship later in the year and did not contribute to the first quarter results. Sales for the Company's Domestic unit were $60,857,000 in 1996 compared to $74,136,000 in the prior year. The decrease in sales was solely attributable to the discontinued product categories described above. International sales decreased $5,613,000 to $27,912,000. This reduction was primarily due to the discontinuance of certain action figure categories in 1996. Preschool sales of $8,049,000 were approximately $700,000 below 1995. Sales for 1995 included approximately $1,500,000 of lower margin non-preschool products. As part of the Company's 1995 restructuring, the marketing of certain non-preschool products was transferred to the Company's Domestic operations. Sales of these transferred non-preschool products included in the Company's 1996 Domestic operations were not material to the first quarter domestic results.

   Gross profit for the quarter ended March 31, 1996 was $40,635,000 (42.4% of net sales) compared to $49,103,000 (42.3% of net sales) for the comparable quarter last year reflecting the reduction in sales volume. Gross profit as a percent of net sales remained relatively constant in the Company's Domestic and International units. Direct Import margins improved by 6% in 1996 compared to the 1995 quarter. Approximately one-half of the increase is attributable to reduced depreciation and the remainder is due to an improved product mix resulting from the exclusion of non-preschool products in the 1996 results.

   Total operating expenses for the quarter ended March 31, 1996 were $51,621,000 compared to $57,860,000 for the same period last year. In the Domestic business unit, operating expenses were reduced by approximately $2,500,000 primarily reflecting reduced marketing expenses associated with lower sales volume. Operating expenses in the International and Preschool units decreased by approximately $2,800,000 and $600,000, respectively, from 1995, primarily reflecting the effects of the Company's restructuring programs.

   Interest expense, net, for the quarter ended March 31, 1996 was $5,276,000 compared to $5,865,000 for the same period last year. The decrease reflects substantially lower average borrowings, partially offset by slightly higher effective borrowing rates, including the amortization of financing costs. Total average borrowings for the quarter ended March 31, 1996 were $181,536,000 at an average borrowing rate of 10.9% compared to total average borrowings of $205,774,000 at an average rate of 10.5% for the first quarter of 1995. Excluding long-term debt, average short-term borrowings were $33,501,000 and $58,932,000 during 1996 and 1995, respectively.

   Included in other income for 1996 is a net foreign currency gain of $553,000 compared to a gain of $1,355,000 in the prior year. Other income for 1995 also included a pre-tax profit of approximately $2,500,000 from the sale of the Company's distribution rights for the Kidsongs Music Video line.

   The Company recorded an income tax benefit of $5,491,000 for the quarter ended March 31, 1996 compared to $3,624,000 for the same period last year, reflecting the same overall effective rate applied to the increase in consolidated pre-tax losses.

   The consolidated federal income tax returns of Tyco Toys, Inc. for the fiscal years ended December 31, 1990 through December 31, 1993 are presently being examined by the Internal Revenue Service. While the final outcome of this examination is not determinable at this time, management of the Company believes that any proposed adjustments, if sustained, will not materially affect the financial condition, results of operations (including realization of net operating loss carryforwards) or liquidity of the Company.


 Year Ended December 31, 1995 vs. Year Ended December 31, 1994


   Net sales were $709,109,000 in 1995 compared to $753,098,000 in 1994, a decrease of $43,989,000 or 5.8%. In the Company's Domestic unit, sales increased $11,783,000 or 3.1% to $386,058,000. Sales of Radio Control products (12.3% increase), led by the new Rebound product, Matchbox products (5.5% increase) particularly Matchbox Collectibles and drawing toys (9.6% increase), contributed to the majority of the sales growth. International sales, however, decreased in 1995 to $242,090,000 from $289,141,000 in the prior year. This decrease was primarily attributable to weaker sales in Europe, particularly in the United Kingdom, Germany, France and the Benelux countries, which collectively represented over $50 million in reduced sales and offset increases in the Company's other International operations. The sales decrease in the United Kingdom and the Benelux countries were primarily attributable to discontinued product lines (e.g. action figures). In Germany and France, the weak retail environment, particularly with respect to radio control and Matchbox products, together with certain inefficiencies resulting from the Company's restructuring program contributed to the sales declines. Sales of the Company's Tyco Preschool products were $84,171,000 in 1995, a $7,208,000 reduction from the 1994 level primarily as a result of reduced sales of non-Sesame Street products.

   Gross profit was $292,873,000 in 1995 compared to $307,704,000 in 1994, a decrease of $14,831,000 or 4.8% primarily due to the reduced sales volume. Gross profit as a percentage of net sales increased marginally to 41.3% from 40.9% in 1994. Domestic margins improved by approximately 2% and International margins remained relatively unchanged. Preschool margins, however, declined by approximately 6.0%. Domestic margins improved for the year primarily as a result of reduced duty costs. Reduced margins in the Preschool business reflect increased tooling and royalty costs coupled with increased vendor costs for plastic resin. By year end 1995, resin costs had declined substantially from mid-year levels.

   Total operating expenses in 1995 were $295,155,000, representing an $11,914,000 improvement over the prior year despite a current year restructuring charge of $8,900,000. This reduction reflects the Company's continued cost containment efforts. On a business unit basis, Domestic operating expenses decreased slightly. Internationally, operating expenses were reduced by $12,090,000 over 1994. Approximately 70% of this reduction reflects volume-related reduced marketing costs with the remainder attributable to the Company's restructuring and streamlining initiatives. In the Preschool business, a $3,758,000 or 16% reduction in operating expenses was achieved.

   During the second quarter of 1995, the Company adopted a restructuring program focused on reducing the overhead costs of its European, United Kingdom and Tyco Playtime units. The restructuring program resulted in a pre-tax charge of $4,900,000 and is expected to generate annual savings in excess of $10,000,000 through the combined effect of job eliminations, facility consolidations and streamlined operations.

   The program included the elimination in 1995 of approximately 10% of the Company's worldwide salaried workforce. As part of the restructuring, the Company consolidated the marketing and administrative functions of its subsidiaries in Germany, France and the Benelux countries into the Company's European headquarters in Belgium. In the United Kingdom, the Company consolidated its Tyco and Matchbox operations. The restructuring also included a reorganization of the Tyco Playtime unit whereby its non-preschool products and certain administrative functions were consolidated into Tyco U.S. As part of the program, Tyco Playtime was renamed Tyco Preschool with its focus on the profitable long-term growth of the preschool business, primarily Sesame Street toy products. The reduction in workforce included the elimination of 72 positions in Continental Europe and the United Kingdom and 61 positions at Tyco Preschool and Tyco U.S. The charge consisted primarily of approximately $3,000,000 in termination and other employee benefits, $1,300,000 of facility consolidation costs and lease termination payments, and an approximate $300,000 non-cash write-off of assets. The program was substantially completed as of December 31, 1995.


   During the fourth quarter of 1995, the Company adopted an additional restructuring program to further reduce European operating expenses. As part of this restructuring program, the Company expects to close, in the first quarter of 1996, its manufacturing facility located in Temse, Belgium and its distribution facility located in the United Kingdom. The program resulted in a pre-tax charge of $4,000,000 and is expected to generate annual savings primarily from reduced product costs resulting from the transfer of production to lower cost sources in the Far East and Portland. Approximately 75 positions have been eliminated as a result of this restructuring. The program is expected to be substantially completed by April 1996. The fourth quarter charge consisted primarily of termination benefits which totalled $3,500,000.


   As of December 31, 1995, $4,434,000 of the 1995 restructuring charges (primarily termination benefits) were reflected in accrued expenses.

   During 1994, the Company recorded a $4,700,000 pre-tax charge related to additional costs to close its Italian subsidiary, including legal costs associated with the lawsuit filed by the former managing director of Tyco Italy against the Company (see Note 10 of the Notes to Consolidated Financial Statements).

   Interest expense decreased $2,887,000 to $28,026,000 in 1995 due to reduced bank amendment fees and lower average borrowing rates. Total average borrowings were $235,909,000 in 1995 with an average borrowing rate of 10.9% compared to average borrowings of $235,560,000 with an average borrowing rate of 11.6% in 1994. Excluding long-term debt, average short-term borrowings were $89,501,000 and $90,015,000 in 1995 and 1994, respectively, with maximum seasonal borrowings of $170,122,000 and $156,971,000, respectively.

   Other income in 1995 included a gain of approximately $2,500,000 resulting from the Company's sale of its distribution rights for Kidsongs music videos. The sale was made in conjunction with the Company's increased focus on the continued development of its core brands.

   Realized and unrealized gains on foreign currency transactions were $250,000 in 1995 compared to a loss of $3,138,000 in the prior year which included an approximate $2,000,000 loss with respect to the December 1994 devaluation of the Mexican peso.

   As of December 31, 1995, the Company had domestic net operating loss carryforwards of $76,493,000. These net operating loss carryforwards are available to reduce the Company's future taxable income and expire in the years 2008 through 2010. The Company also has net operating loss carryforwards of $47,500,000 related to preacquisition loss carryforwards of Matchbox. The Matchbox net operating losses are subject to an annual limitation and can only be used to offset taxable income of the Matchbox domestic companies. These net operating losses expire during the years 2001 through 2004.

   The reconciliation of the Company's loss before taxes for financial statement purposes to domestic taxable loss for the three years ended December 31, 1995 is as follows (in thousands):

                                                                  1993         1994         1995
                                                              -----------  -----------  -----------
Loss before taxes ...........................................   $(83,340)    $(31,473)    $(28,234)
Differences between loss before taxes for financial
 statement purposes and taxable loss:
 Permanent differences ......................................     14,608       13,768       (9,055)
 Loss from subsidiaries not included in
  the consolidated tax return ...............................     42,022       18,174       24,821
 Net change in temporary differences ........................    (30,813)     (14,018)      (2,510)
 Stock option deductions ....................................     (1,264)          --           --
                                                              -----------  -----------  -----------
Taxable loss ................................................   $(58,787)    $(13,549)    $(14,978)
                                                              ===========  ===========  ===========

   Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), the Company is required to record a net deferred tax asset for the future tax benefits of tax loss and tax credit carryforwards, as well as for other temporary differences, if realization of such benefits is more likely than not. Based on the weight of available evidence, management has concluded that it is more likely than not that the Company's future taxable income (by taxing jurisdiction) will be sufficient in the carryforward period to realize a tax benefit on certain of its temporary differences. Accordingly, the Company has recorded a benefit on that portion of its temporary differences, including net operating loss carryforwards which will more likely than not be realized prior to their expiration dates.

   Management believes that the Company's future taxable income will be at a level sufficient to fully utilize the 1995, 1994, and 1993 domestic net operating loss carryforwards and other temporary differences. Annual domestic pre-tax income (as adjusted for changes in temporary differences, certain permanent items, nonrecurring charges and other appropriate adjustments) for the four year period ending December 31, 1995 averaged approximately $2,600,000. This level of domestic taxable income, if earned each year over the carryforward period, would not be sufficient to realize approximately $13,000,000 of the tax benefits represented by the net domestic net operating loss and tax credit carryforwards and other temporary differences prior to their expiration. SFAS 109 includes the consideration of tax planning strategies in the determination of the amount of valuation allowance needed. Through the use of an appropriate tax planning strategy, which management would implement to prevent the expiration of tax benefits, an additional $3,500,000 of annual domestic taxable income would be realized. This additional taxable income, when added to the above average income, would be sufficient to fully realize the tax benefits represented by the net operating loss carryforwards and other temporary differences prior to their expiration. If no tax planning strategies were implemented, adjusted average annual domestic pre-tax income would have to grow at an average annual compound rate of 8% in order to fully realize the tax benefits prior to their expiration.

   Management believes that taxable income over a four-year period represents the cyclical pattern of the Company's core business. The Company's core business includes product lines with lives exceeding three years. These core products appear in the Company's product line from year to year in their base form with some modifications. During 1995, sales of core product lines approximated 70% of sales.

   Based on the Company's core product line and expanded non-core or promotional product line, as well as the Company's prior history of earnings, management anticipates that the Company will be able to return to profitability. Management believes that the Company's domestic subsidiaries' royalty arrangements with its international subsidiaries will contribute to future domestic profitability.

   While management expects the Company to return to profitability, future levels of operating income are dependent upon general economic conditions, including competitive pressures on sales and profit margins, and other factors beyond the Company's control. Accordingly, no assurance can be given that sufficient taxable income will be generated to allow full utilization of the net operating loss and tax credit carryforwards and other temporary differences. Management has considered these factors in reaching its conclusion that it is more likely than not that future taxable income will be sufficient to utilize certain net operating loss carryforwards and other temporary differences prior to their expiration.

   Valuation allowances totalling $82,207,000 have been established due to management's analysis indicating that certain tax credit and net operating loss carryforwards, the use and life of which are limited under the income tax laws, may expire prior to their full utilization. The valuation allowances include $16,168,000 related to the preacquisition net operating losses of Matchbox. Any subsequently recognized benefits related to these net operating losses will be allocated to reduce goodwill.

   The Company also has general business and foreign tax credit carryovers of $625,000 and $7,101,000, respectively. The Company's future federal income tax liability can be reduced by the general business tax credits through the year 2009 and by the foreign tax credits through the year 2000. These credits expire as follows (in thousands):

 YEAR OF EXPIRATION  GENERAL BUSINESS   FOREIGN
- ------------------  ----------------  ---------
        1996               $ --         $  682
        1997                 24          1,338
        1998                 47          2,045
        1999                112          1,883
        2000                 60          1,153
    2001 to 2009            382             --
                    ----------------  ---------
                           $625         $7,101
                    ================  =========

   Additionally, the Company's international subsidiaries had, in the aggregate, approximately $112,143,000 of tax loss carryforwards available at December 31, 1995. These tax losses are available to reduce the originating subsidiary's future taxable income and have varying expiration dates.


   The Internal Revenue Service has examined the consolidated federal income tax returns of Tyco Toys, Inc. for the fiscal years ended August 31, 1987 through August 31, 1990. The Company reached a settlement that did not materially affect the results of operations (including realization of net operating losses and tax credit carryforwards), financial condition or liquidity of the Company.


 Year Ended December 31, 1994 vs. Year Ended December 31, 1993

   Net sales were $753,098,000 in 1994 compared to $730,179,000 in 1993, an increase of $22,919,000 or 3.1%. ln the Domestic unit, sales increased $36,616,000 or 10.8% to $374,275,000. Sales of activity toys, led by the new Dr. Dreadful product line, contributed to a majority of the sales increase. A more than 30% increase in Matchbox-related product which included the Matchbox Collectibles lines, a 50% increase in games sales and a 6% increase in girls' toys also contributed to the sales growth. Within the girls' category, increases in plush product sales offset declines in the large doll and Disney's The Little Mermaid lines. International sales decreased slightly in 1994 to $289,141,000 from $295,354,000 in the prior year. The Company's continued worldwide focus on development of its core product lines resulted in a 50% increase in radio control and a 30% increase in View-Master sales internationally. These increases offset an approximate $60,000,000 aggregate decrease in promotional toy lines including The Incredible Crash Dummies, Disney's The Little Mermaid and Thunderbirds(Trademark). The 1994 results also included approximately $20,000,000 of close-out sales as the Company focused on aggressive inventory reduction. Sales of the Company's Playtime product lines were $91,379,000 in 1994, a more than $13,000,000 reduction from the 1993 level. Delays in the market availability of new products, primarily based upon the popular Sesame Street license, caused this sales decrease. However, by the fourth quarter of 1994, these delays were eliminated and sales during that quarter were approximately 6% above the comparable quarter in 1993.


   Gross profit was $307,704,000 in 1994 compared to $293,538,000 in 1993, an increase of $14,166,000 or 4.8%, primarily due to higher sales volume in 1994. Gross profit as a percentage of net sales increased to 40.9% from 40.2% in 1993 as the higher margin Domestic business experienced an approximate 5% increase which was substantially offset by an approximate 5% decrease in International margins. Domestic percentage margins improved primarily as a result of lower obsolescence provisions reflected in 1994 results compared with higher obsolescence levels recorded in the prior year. Also contributing to the margin improvements was the 1994 introduction of the Dr. Dreadful product line. In the International business unit, approximately half of the 5% reduction in gross profit margin was related to the Company's inventory reduction program. The change in the product mix contributed to the remainder of the margin decrease. Playtime 1994 gross profit as a percentage of net sales remained unchanged from 1993.

   Total operating expenses in 1994 were $307,069,000, representing a more than $43,000,000 improvement over the prior year. Operating expenses, net of restructuring and other special charges, decreased by $19,869,000 despite a $22,919,000 increase in sales. This reduction reflects the Company's continued cost containment efforts. On a business unit basis, Domestic operating expenses remained virtually unchanged as a 4% increase in marketing, advertising and promotional costs required to support the 9.7% sales increase was offset by reduced selling and administrative expenses. Internationally, continued cost reduction and streamlining initiatives resulted in an 11% reduction in operating expenses. In the Playtime business, a $6,400,000 improvement, or more than 20%, was achieved through a reduction in all operating expense categories.

   During 1994, the Company recorded a $4,700,000 pre-tax charge related to additional costs to close its Italian subsidiary, including legal costs associated with the lawsuit filed by the former managing director of Tyco Italy against the Company (see Note 10 of the Notes to Consolidated Financial Statements). In 1994, the Company entered into a five-year agreement with an Italian distributor to market the Company's products in Italy. The Company is entitled to minimum royalty payments in accordance with this agreement. During 1993, the Company recorded restructuring and other special charges aggregating $28,214,000, of which $22,238,000 were non-cash in nature. The restructuring plan was based upon consolidations of Company subsidiaries in Germany and Australia, the planned sale of the Company's Italian subsidiary, as well as the integration of the two separate Playtime operations in the U.S. and Hong Kong. The charges also included severance of $3,721,000 and facility consolidation costs totalling $2,255,000. The restructuring program and related cash payments were completed in 1994.

   Interest expense increased $7,426,000 to $30,913,000 in 1994, reflecting increased bank interest associated with greater utilization of the Company's credit facilities and the payment of bank amendment fees. Total average borrowings were $235,560,000 in 1994 with an average borrowing rate of 11.6% compared to average borrowings of $218,167,000 with an average borrowing rate of 10.3% in 1993. Excluding long term debt, average short-term borrowings were $90,015,000 and $72,594,000 in 1994 and 1993, respectively, with maximum seasonal borrowings of $156,971,000 and $112,056,000, respectively.

   Realized and unrealized losses on foreign currency transactions decreased to $3,138,000 in 1994 from $3,746,000 in the prior year. The 1994 loss, however, included approximately $2,000,000 from the devaluation of the Mexican peso in December 1994.

FINANCIAL CONDITION AND LIQUIDITY


 Three Months Ended March 31, 1996

   For the quarter ended March 31, 1996, cash and cash equivalents decreased $17,724,000 to $9,880,000. Contributing to the $12,703,000 generation of cash from operating activities was the seasonal reduction of receivables ($79,097,000) which were offset by the payment of year end accruals ($57,776,000) and the 1996 first quarter loss of $10,197,000. Cash on hand and cash from operations was primarily used to reduce short-term debt of $25,406,000 and to purchase fixed assets of $4,960,000.

 Year Ended December 31, 1995


   For the year ended December 31, 1995, cash and cash equivalents decreased $2,872,000 to $27,604,000. Non-cash depreciation and amortization of $37,021,000 and a significant reduction in receivables ($17,824,000) and inventories ($16,040,000) more than offset the $27,229,000 net loss and contributed to $40,219,000 in cash generated from operating activities. The cash provided by the Company's operating activities along with available cash balances were used primarily to fund capital expenditures of $15,959,000, to repay $17,779,000 of short-term debt, and to provide for the fees and expenses associated with the Credit Facilities. The effect of foreign exchange rate translation for the year ended December 31, 1995 accounted for a $3,849,000 reduction in cash.

Credit Facilities


   The Credit Facilities consist of three separate three-year revolving credit facilities in an aggregate amount of $90,000,000 and a $200,000,000 five-year domestic receivables securitization facility (see Note 5 of the Notes to Consolidated Financial Statements for a more detailed discussion of these facilities). Borrowings under the Credit Facilities were used to refinance outstanding indebtedness under the prior principal credit facility and certain other credit facilities of the Company's foreign subsidiaries.

   Under the terms of the Credit Facilities, the Company and its subsidiaries are (1) subject to covenants and conditions relating to the maintenance of net worth, fixed charge coverage and operating income; (2) restricted from incurring additional indebtedness or certain obligations and from acquiring any other entities, whether by asset purchase, merger or otherwise; (3) restricted in the ability to pay cash dividends on capital stock subject to certain limitations, (4) permitted to guarantee additional amounts of debt incurred by certain of its subsidiaries up to an aggregate of $70,000,000 and
(5) required to annually retire outstanding borrowings for five days under the receivables facility and 30 days under the revolving credit facilities. During the fourth quarter of 1995, the Company was not in compliance with certain financial covenants under the Credit Facilities and received waivers from its lenders. The Company has amended the Credit Facilities to reflect revisions to its financial covenants. In connection with the amendment, the interest rate on the facilities was increased by .25% beginning in 1996. As of December 31, 1995, the average interest rate applicable to the Credit Facilities was approximately 7.4%.


   At December 31, 1995, certain foreign subsidiaries of the Company had agreements with various banks which provide for credit extensions of approximately $35,764,000. Short-term borrowings under these facilities were $15,503,000 at December 31, 1995. Borrowings under these agreements are subject to a variety of terms and conditions, including collateral requirements. These subsidiaries also had outstanding letters of credit aggregating $7,826,000 at December 31, 1995. At December 31, 1995, the average interest rate on outstanding borrowings under these facilities was approximately 8.3%.

   The Company has the following sources of liquidity to support the cyclical working capital requirements of its business: existing cash balances and related interest earnings, internally-generated funds, available borrowings under foreign lines of credit and the Credit Facilities, and proceeds from potential equity or debt offerings. The Company believes that its existing credit facilities as amended and internally-generated funds will provide adequate financing for its current and foreseeable levels of operation.

Dividends


   During 1994 and 1995 and the first quarter of 1996, the Company was precluded from paying cash dividends pursuant to restrictions under its bank credit facilities. Dividends declared on common stock were $2,531,000 in 1993. The Credit Facilities restrict the Company's ability to pay cash dividends until the Company achieves a defined level of tangible net worth. Reference is made to Note 5 of the Notes to Consolidated Financial Statements. The terms of the Company's Series B Preferred Stock, Senior Subordinated Notes and Convertible Notes also have limitations on the payment of dividends by the Company.


   Since 1994, the Company issued additional shares of Preferred Stock in lieu of cash dividends. Preferred Stock dividends valued at $3,200,000, $2,157,000 and $827,000 were issued for the years ended December 31, 1995 and 1994 and for the three months ended March 31, 1996, respectively.


Commitments

  Guaranteed Royalties

   The Company markets its products under a variety of trademarks, some of which are not owned by the Company and for which the Company pays a royalty. For the years ended December 31, 1995, 1994 and 1993, the Company incurred $33,016,000, $33,079,000 and $33,036,000 in royalty expense, respectively.
Certain license agreements require minimum guaranteed royalty payments over the term of the license. At December 31, 1995, the Company is committed to pay total future minimum guaranteed royalties aggregating $88,204,000 which are payable as follows: 1996 --$14,726,000; 1997 -- $11,660,000; 1998 --
$12,067,000; 1999 -- $12,292,000; 2000 -- $12,897,000; and thereafter --
$24,562,000.

  Guaranteed Purchases

   In the ordinary course of business, the Company has entered into guaranteed purchase agreements with certain suppliers to ensure the timely delivery and availability of products. As of December 31, 1995, the Company was committed for future purchases aggregating $7,701,000 from its suppliers.

  Foreign Exchange Risk Management

   The primary focus of the Company's foreign exchange risk management program is to reduce earnings and cash flow volatility due to foreign exchange rate fluctuations. In accordance with this policy, the Company enters into foreign currency forward exchange contracts and options as hedges of inventory purchases, and various other intercompany transactions. The credit risks associated with the Company's foreign currency forward exchange contracts and options are controlled through the evaluation and monitoring of the creditworthiness of the counterparties. Although the Company may be exposed to losses in the event of nonperformance by the counterparties, the Company does not expect such losses, if any, to be significant.

   At December 31, 1995, the Company had outstanding foreign currency forward exchange contracts totalling $33,141,000 to purchase U.S. dollars. In January 1996, the Company entered into an additional $32,432,000 of forward contracts which primarily provide for the purchase of U.S. dollars with foreign currencies. The principal currencies being hedged are the Belgian franc, British pound, Australian dollar and Canadian dollar. Foreign currency forward exchange contracts and options expire within twelve months.

New Accounting Pronouncements

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which will be adopted by the Company in 1996 as required by the statement. The Company has elected to continue to measure such compensation expense using the method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS 123. When adopted, SFAS 123 will not have a significant effect on the Company's financial position or results of operations but will require the Company to provide expanded disclosure regarding its stock-based employee compensation plans.

                                   BUSINESS

COMPANY OVERVIEW


   Tyco Toys, Inc. ("Tyco" or the "Company") is engaged in the design, development, manufacture and distribution of a broad range of toy products worldwide. The Company markets more than 800 products to over 7,000 customers in approximately 80 countries. Industry analysts estimate that worldwide toy shipments, excluding video games, aggregated approximately $36.6 billion in 1995. Measured in terms of 1995 worldwide manufacturers' net sales, the Company is the third largest toy manufacturer in the United States. The Company, together with its predecessors, has conducted business in the toy industry for more than 60 years and markets a wide variety of well-known branded products. Tyco holds the leading domestic or international market share in several of its core product categories including diecast metal toy vehicles, radio control vehicles, electric car racing sets, 3-D viewers, large dolls and drawing toys. Other core product categories in which the Company has a significant market presence include games, activity toys and plush toys. The Company maintains a diversified product mix and does not depend on the success of any single product.

   The Company's core product categories consist of toys that generally have demonstrated a product life cycle of greater than three years and, in many cases, the toys have sold for much longer. Core product categories accounted for approximately 70%, 76% and 83% of net sales in 1993, 1994 and 1995, respectively. Based upon their contribution to net sales over recent years, customer response from previews and trade shows, the Company believes its core product categories will continue to represent a consistent revenue source. Core product lines include Matchbox toys; View-Master 3-D products; Magna Doodle drawing toys; Tyco Radio Control toys; Tyco electric racing sets such as Haunted Highway; games such as Toss Across, Jeopardy! and Wheel of Fortune; Sesame Street toys; Magic 8 Ball and a number of large dolls such as My Newborn Nancy and Kenya. The Company's new lines provide additional revenue growth and a source of potential future core products. In 1995, other product successes included My Newborn Nancy doll, Doodle Bear soft toy and Dr. Dreadful -- a children's food making laboratory.

   Since the beginning of 1996, the Company has introduced both core product line extensions and approximately 50 additional new toys. These 1996 introductions will include Matchbox Action Systems -- a series of interactive playsets, TycoVideoCam -- a children's video camera, Kitchen Littles -- a line of miniature kitchen toys designed for play primarily with 11-1/2 inch fashion dolls, Baby Wiggles 'n Giggles doll, Up for Grabs -- Tyco's new, family word game, Color Doodler -- an erasable marker board, Radio Control Speedway -- an innovative car racing set and new View-Master titles such as Disney's The Hunchback of Notre Dame and 101 Dalmatians. These new products have been previewed by the major toy retailers and the Company expects them to be well received.


INDUSTRY OVERVIEW


   Based on industry data, the Company believes that the U.S. is the world's largest toy market. The top three manufacturers of non-video toys in the U.S. collectively hold a dominant share of the domestic non-video toy market. Consolidation of market share among large toy manufacturers has allowed them to position themselves to better respond to the increasing operational demands of the major retailers who dominate the retail channels.


   The top five U.S. toy retailers collectively hold more than half of the retail domestic market for toy sales, and their share has also grown in recent years. Generally, these retailers feature a large selection of toys and seek to maintain everyday low prices. As a result of the need for retailers to respond quickly to changes in consumer preferences, it is expected that there will be continued pressure from retailers to require manufacturers to keep prices low and to adopt effective inventory control methods.


   While many large American toy manufacturers hold dominant market shares in foreign countries, their market shares are generally lower than in the United States. The Company believes that foreign markets generally continue to present an opportunity for expansion because consumer spending on toys is increasing in these markets and retailers such as Toys 'R' Us are expanding their share of the retail toy market outside of the U.S. In 1995, the generally negative economic environment in Europe resulted in declining industry sales there. It is anticipated that, as the foreign economies improve, consumer spending on toys will also increase.


   Most of the industry's products are sold on terms that require payment only after shipment. Certain products, however, are only manufactured upon receipt of orders accompanied by letters of credit that entitle the manufacturer to draw thereunder upon shipment. These Direct Import Sales typically involve low price toys or products which are low cost versions of products promoted in the past under brand names.

BUSINESS STRATEGY

   The Company's strategy is based on utilizing its competitive strengths which include its leading market position in a number of product categories, highly recognized brand names, extensive marketing and distribution capabilities, and strong product development program. The Company's strategy for achieving sales growth and increased profitability includes (i) introducing new products, (ii) leveraging the strength of existing core brands, (iii) developing its preschool business and (iv) rationalizing product lines and maintaining a low overall cost structure.


   Introducing New Products. Through its internal design and development efforts and established relationships with third party professional inventors and designers, the Company continually introduces new products intended to exploit the Company's competitive strengths. The Company's product strategy includes the introduction of products designed and manufactured to be marketed both domestically and internationally, spreading the cost of product development (or acquisition) across a broad market. Tyco believes that the development of such global products more effectively utilizes its distribution infrastructure and will generate higher overall operating margins. This belief is based in part upon the fact that the Company's international distribution system has historically supported higher levels of distribution activity. In 1995 alone, the Company introduced more than 40 new products or product lines. During 1996, the Company will continue to promote proven 1995 products as well as introduce approximately 50 additional new toys. These new products have been previewed by the Company's major customers at the industry's largest domestic and international trade shows. Based upon consumer and market research and the reception of the Company's products at such trade shows, the Company believes that its new products will be well received at retail.

   Leveraging Strength of Existing Core Brands. The Company's core product portfolio includes a wide variety of well-known branded products which have provided a consistent stream of revenue and profits. Based on sales in recent years, sales levels of competing products and the worldwide popularity of certain brands, the Company believes that several of its core brands represent underutilized assets and has refocused on further developing these brands. As an example, Matchbox is a brand that has existed for almost 50 years and currently sells more than 50 million diecast cars annually. In 1993, the Company significantly expanded its Matchbox Collectibles division which markets highly detailed vehicles primarily in the $15 to $49 price range via direct mail to consumers. This collectibles line grew to approximately $18 million in revenues in 1995 from less than $4 million in 1993. In 1996, the Company is introducing Action Systems, a new Matchbox line of playsets which management expects will lead to increased diecast car sales as well as playset revenues.

   Developing Preschool Business. The Company intends to further develop its preschool line of products which is primarily based on Sesame Street toys and the Looney Tunes Lovables product line. In 1995, Tyco expanded its licensed agreement with CTW to become CTW's primary toy licensee and will introduce certain new product lines, Sesame Street plush and talking toys. In 1996, Tyco will promote certain Sesame Street products on television to drive retail sales and increase brand recognition. Looney Tunes Lovables are baby Looney Tunes character products that were successfully introduced in 1995 and will be expanded from 15 to 22 products in 1996. The Company expects that the new product mix and television advertising will result in increase sales and improved profitability.

   Rationalizing Product Lines and Maintaining Low Overall Cost
Structure. Since 1993, the Company has incurred more than $40 million in charges associated with the extensive reorganization of its operations and rationalization of its product lines. As a result such measures of the Company expects to generate annual ongoing savings of more than $10 million in fixed costs and believes that it has the appropriate cost and operating structure and focused product lines to generate increased future sales and greater profitability.

BUSINESS RATIONALIZATION


   In 1993, the Company experienced substantial volume declines in two major promotional lines, Disney's The Little Mermaid and The Incredible Crash Dummies, which represented approximately $130 million in annual revenues on a combined basis in 1992, materially decreasing the Company's sales and profits. As a result of the volume declines and the expansion of its international direct sales and marketing operations, the Company experienced losses from 1993 through 1995 and undertook certain broad-based restructuring programs. These restructuring programs together with the elimination of unprofitable or non-strategic product lines form the basis of the Company's business rationalization efforts. In 1995, these efforts were focused on its international business and the Tyco Preschool division.

   In 1995, the Company rationalized its product lines and streamlined its organizational structure by consolidating many operations in Europe and the Far East and reducing its worldwide salaried workforce by more than ten percent. Specifically, the actions taken during 1995 and the first quarter of 1996 included (i) elimination of unprofitable or non-strategic product lines such as action boys' figures, (ii) centralization of European marketing and administrative functions, (iii) closure of Tyco's distribution center in the United Kingdom and its manufacturing facility in Belgium, (iv) consolidation of Matchbox and Tyco operations in the United Kingdom, (v) appointment of new management in the United Kingdom, Germany and France, (vi) a shift of radio control, electric racing and Matchbox manufacturing to lower cost production locations in the Far East and (vii) a reorganization of the Tyco Preschool (formerly Playtime) business unit. As a result of these measures, the Company expects to generate annual ongoing savings of more than $10 million in fixed costs. In 1995, without the full benefit of these measures, the Company generated approximately $41 million of earnings before interest, taxes, depreciation, amortization and before restructuring and special charges of $8.9 million. The Company also generated $40.2 million of cash flow from operating activities, while utilizing $16.1 million and $23.1 million for its investing and financing activities, respectively, during this period. The Company's net loss for 1995 was $30.4 million.

   The Company believes that these substantial reorganization efforts have provided the Company with an operational structure which will support future growth and profitability. Additionally, the Company believes its financial performance is less susceptible to volume declines as a result of its increased focus on sales of core products. Management believes that its restructuring and product line rationalization efforts, in combination with the Company's well-known branded products and current business strategy, will improve its results of operations in 1996. The Company's beliefs are based on the reductions in selling, administration and other overhead expenses already achieved, the efforts under way to enhance the Company's product development program and the improvements in cash flow and operating profits that have already been accomplished. In addition, by moving away from the high margin, high risk categories such as action figures and small dolls, the Company has taken important steps to moderate the volatility associated with the sales of these products.


PRODUCTS

   The Company's core product lines include Matchbox toys, View-Master 3-D products, Magna Doodle drawing toys, Tyco Radio Control toys, Tyco electric racing sets such as Haunted Highway, games such as Toss Across, Jeopardy! and Wheel of Fortune, Sesame Street toys, Magic 8 Ball and a number of large dolls such as My Newborn Nancy and Kenya. These core product categories accounted for approximately 70%, 76% and 83% of sales in 1993, 1994 and 1995, respectively, and continue to represent a consistent revenue source. Net sales by category for the periods indicated were as follows:

                                                 YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------
                                   1991        1992        1993        1994        1995
                               ----------  ----------  ----------  ----------  ----------
                                                      (IN THOUSANDS)
Product Categories
Boys' Toys ...................   $130,179    $187,391    $237,271    $255,360    $258,502
Games and Activity Toys  .....    122,403     126,741      99,480     148,574     154,156
Girls' Toys ..................     45,098      64,924     100,278     108,944     101,288
Preschool ....................      8,065      69,319      72,381      61,209      75,210
                               ----------  ----------  ----------  ----------  ----------
 Core Product Subtotal .......    305,745     448,375     509,410     574,087     589,156
                               ----------  ----------  ----------  ----------  ----------
Third Party ..................        973       2,363      21,972      39,195      29,011
Other Direct Import ..........     50,593      63,620      45,476      38,269      15,279
Other Toys ...................    191,390     254,231     153,321     101,547      75,663
                               ----------  ----------  ----------  ----------  ----------
 Total consolidated net sales    $548,701    $768,589    $730,179    $753,098    $709,109
                               ==========  ==========  ==========  ==========  ==========
 Core product percentage of
  total consolidated net
  sales ......................      56%         58%         70%         76%         83%



 Boys' Toys


   Radio Control. Tyco Radio Control toys are wireless battery-operated toy vehicles designed for speed and performance. The Company maintains the largest market share of this core category worldwide. Radio control sales have benefitted from the expanded television advertising by competitors of the Company and by Tyco's addition of new concepts in 1995. Tyco is a recognized innovator in speed, performance and styling for radio control toys. The Company's recent products include the highly successful Tyco 6.0V Jet Turbo(Registered Trademark) Rebound 4X4(Trademark) and the radio control motorcycle marketed under the Harley Davidson brand. In 1996, the Company will feature the Tyco 6.0V Jet Turbo Dagger(Trademark), a three-wheeled dragster with exciting performance features and the Tyco 9.6V Turbo(Registered Trademark) Mutator(Trademark), which transforms into several differently styled vehicles; both of these items will be advertised on television. A new Tyco 6.0V Jet Turbo Samurai racing motorcycle will be added to the line, and the top selling Rebound 4X4 will return for a second year. During recent years, the Company has successfully reduced the price points on a range of radio control toys, and expanded the sale of its battery packs and chargers. The battery packs and chargers account for approximately 26% of sales and represent a profitable and consistent business within Radio Control. In 1996, the Company's batteries will be promoted for the first time through television advertising and with coupons packaged with car sales.

   Matchbox. Matchbox toys are authentic metal diecast miniature toy vehicles and push-around playsets. One of the world's best known brands, Matchbox is among the Company's largest core brands. Focusing on the brand's history of nearly fifty years, and based on the volume of more than 50 million diecast cars sold annually, the Company will introduce the new Matchbox Action Systems, a new series of high-quality playsets for Matchbox cars capable of being linked to one another. In addition, the Company intends to expand the successful Matchbox Collectibles business, which sells, via direct mail, higher-priced and highly detailed vehicles to adult consumers. Recent sales of the Matchbox line have grown through the successful introduction of the new Zero-G action track system which permits spirals and other stunts not possible with conventional track, and by the significant effort devoted to the development of the Matchbox Collectibles business.

   Electric Racing. Tyco electric racing sets include slot cars and slotted tracks in a variety of configurations. Tyco maintains the leading market share in this core category. In 1996 the Company will introduce even faster race cars, and continue to promote its best selling set in a decade -- the Haunted Highway race set. Tyco's long-running Cliff Hangers sets will also continue in 1996 with the addition of a new Gravity Twisting Cliff Hangers(Trademark) set using faster cars and new performance stunts. In European markets, the Company will continue the promotion of its Scalextric/Formula Tyco racing sets, which feature a higher price point and the highly detailed styling possible with a slightly larger scale vehicle. The 1996 introduction of Radio Control Racing on a closed track without slots or wires is another innovative product.

 Games and Activity Toys


   Drawing Toys. Magna Doodle drawing toys and accessories feature the Magna Doodle erasable magnetic drawing board. Magna Doodle, the most popular drawing toy in the world, has a market share larger than its three largest competitors combined. In 1995, Magna Doodle celebrated production of over 40 million Magna Doodle toys. Magna Doodle sales and the classic reputation of this item were reinforced in 1995 by parent-directed advertising and the successful introduction of more Magna Doodle brand products such as the 3-in-1 Play Center(Trademark) which offers three different board surfaces for doodling, drawing and blocks play. Tyco will add the new Color Doodler to the line in 1996, featuring erasable color markers designed to be safe for young children. Other Magna Doodle accessories include drawing stencils for Spiderman and Disney's Pocahontas and Lion King characters.

   Activity Toys. Dr. Dreadful and Dr. Dreadful, MD(Trademark) are the Company's very successful line of "looks gross, tastes great" playsets in their second year of promotion. The number of related product offerings in 1996 has been increased to include products such as a new series of Dr. Dreadful radioactive labs and the new Dr. Dreadful lunch lab. More conventional cooking products include Tyco's Watch It Bake!(Registered Trademark) Oven marketed under the Betty Crocker label, and the Tyco 3-Minute Ice Cream Maker(Registered Trademark). Other items in this category include Tyco's line of long standing science and craft sets.

   View-Master. View-Master viewers, reels and toys provide 3-D viewing images for children of all ages. The Tyco classic View-Master product line continues to build on the 40 year popularity of this brand and maintains the dominant market share of this category. In addition to offering the inventory of existing titles, new story reels will be released in 1996 such as Disney's Hunchback of Notre Dame and 101 Dalmatians, Toy Story, Flipper and Spiderman. All new and old films will fit any View-Master viewer, and classic favorites like Disney's Snow White and Cinderella are still available. Other favorites include Looney Tunes, Casper, Mighty Morphin' Power Rangers and Jurassic Park. A new drawing toy will also be released this year which allows children to draw from a projection image of regular and specially- designed View-Master film reels.

   Games. Tyco Classic Games feature a variety of well-known games for children and adults. The Company's core games category includes a family of Tyco Classic Games such as Toss Across, Ker Plunk!, an updated Rock 'Em Sock 'Em Robots, Jeopardy!, Wheel of Fortune, the Magic 8 Ball and Rebound. All of these games sold well in 1995. This year, the Tyco Classic Games will include another long-standing favorite, Booby Trap, and the Company will add four new games to the line, an action game called Pickin' Chickens(Trademark); Power Zone(Trademark), an arcade-like game with shooting turbo disks; Up for Grabs, a new, family word game; and Game Babies(Trademark), a series of action games featuring miniature baby-shaped playing pieces.


 Girls' Toys


   Plush Toys. Soft, furry, toy animals or dolls have been a mainstay of the toy industry for decades. Following its successful Kitty Kitty Kittens(Registered Trademark) and Puppy Puppy Puppies(Registered Trademark), Tyco's presence in this core category was solidified in 1995 with the introduction of Doodle Bear and the movement of the Company to a position as one of the leaders in the plush toy category. In 1996, the Doodle Bear line will be expanded to include Secret Message Doodle Bear(Trademark) and Doodle Pets(Trademark). Bunny Bunny Babies(Trademark), Baby Baby Farm Babies(Trademark), and Playtime Farm Friends(Trademark) will all accompany the Doodle plush toys this year. Doggie Bag Doggies(Trademark) and Lil' Fursons(Trademark) will be added to the plush line as value-priced items, and Tyco has also introduced a new electronic talking plush item, Real Talkin' Bubba(Trademark). Bubba, a battery operated, plush bear, entertains children with over 200 different sayings -- including talking backwards when he's upside down, and muffled conversation when you cover his mouth.

   Large Dolls. Large dolls are greater than 11 1/2 inches and usually incorporate mechanical or electronic features. Tyco, among the market leaders in this core category, will be marketing several large dolls on television this year. The line includes new items such as Baby Wiggles 'n Giggles, Milk 'n Cookies Baby(Trademark), Magic Cradle Megan(Trademark), and the return of the highly successful My Newborn Nancy. The Company is also one of the few national marketers of African American dolls, with its Kenya, Bedtime Kenya, and Hairplay Fun! Kenya(Trademark). The Kenya dolls will be highlighted in a series of national promotions with cross-marketing by a number of other consumer product companies whose products can be associated with Kenya.

   Girls' Activity Toys. In addition to dolls, plush and activity toys for girls, over the years the Company has marketed other girls' products such as the Fashion Magic line, first introduced in 1993. The new product in this category for 1996 is Kitchen Littles, miniature diecast kitchen toys, cabinets and appliances with moving parts and popular brand names. Kitchen Littles are designed for play with all 11 1/2 inch fashion dolls. The Company estimates that there are approximately 60 million, 11 1/2 inch fashion dolls sold each year. Other items in this core category include Scrunch 'n Wear(Trademark) Minis and the new Fingernail Fun(Trademark) nail decorating playset.


 Tyco Preschool


   Tyco's preschool subsidiary accounted for approximately 11% of 1995 sales. In 1995, the Company was designated by Children's Television Workshop as the primary toy licensee for Sesame Street products, allowing Tyco Preschool to greatly expand the number of Sesame Street toy product categories, including expansion into the plush toy category. In 1996, the historically popular line of Sesame Street products will include new electronic talking and promotional toys like 1-2-3 Melody Keys(Trademark) and Tickle Me Elmo, both of which are expected to benefit from a major television advertising campaign. Other Tyco Preschool products include crib and baby items; preschool toys including trains, cars, and other vehicles which have action features, sound features or even bubble making features; Talktronics(Trademark) talking toys with the voices of memorable Sesame Street characters; role playing toys and playsets; a variety of sizes of big and soft Sesame Street pals; action toys like Tumbling Ernie and Talking Big Bird; and arts and crafts products with easy-to-do features for preschoolers with stampers, stickers, finger paints and crayons.


 Third Party Products

   To complement and support the distribution of proprietary or branded products in foreign markets, the Company also distributes products licensed from third parties. Examples of such products have included X-MEN (in Europe) and Mighty Morphin Power Rangers (in Australia). As part of its strategy to improve the profitability of the Company's international business, Tyco will continue to market third party products in selected foreign markets.

 Other Direct Imports


   Direct import products are sold on terms which differ from the traditional sales terms in domestic markets. Most of the Company's domestic products are sold on terms that require payment only after shipments are received, usually later in the year. Certain other products are only manufactured after receipt of orders accompanied by letters of credit which entitle the Company to payment upon shipment. The direct import segment of the Company's business has expanded significantly as a result of the acquisition of the Playtime and Illco (now Tyco Preschool) businesses. In 1996, the Company will be marketing additional products to be offered on this Direct Import Sales basis. Some direct import products are low cost versions of products promoted in the past under the Tyco brand, such as Tiny Tears(Registered Trademark) and Betsy Wetsy(Registered Trademark).


 Other Toys


   As part of its rationalization of product lines, the Company has elected to eliminate certain high risk product categories, such as action figures and fashion and small dolls. Examples of these products include Disney's The Little Mermaid, The Incredible Crash Dummies, and Quints(Registered Trademark) dolls. By focusing on the development of products in core categories, the Company has elected to forego the volatile profitability associated with the short life of these products.


 Children's Electronics


   In 1996, the Company will be entering this new category with the proprietary TycoVideoCam, a child's video camera designed for simple point-and-shoot operation, durability and an affordable price. The TycoVideoCam is expected to sell at a retail price of about $100, significantly less than adult video cameras. This new item will be advertised on television and was prominently featured in the national press during the American International Toy Fair that was held in New York City in February 1996.

MARKETING AND DISTRIBUTION

   The Company markets its toys primarily for children from infancy to age
12. In the United States, the Company markets its products primarily to large retail chains, wholesalers and independent retailers through a full-time sales department. Generally, the products developed for domestic sales can also be sold by the Company's international subsidiaries and licensed distributors. The Company actively markets its own products in Canada, Mexico, Australia, New Zealand, Spain, Portugal, England, Germany, France and the Benelux countries. Markets covered by licensed distributors include Japan, Hong Kong, Central American and South American markets, Singapore, Indonesia, Malaysia, Korea and the Philippines. As part of its strategy to reduce fixed costs and improve profitability, the Company embarked upon a program of streamlining its sales and marketing operations in foreign markets. New management was installed in England, France and Germany in 1995. The Company has moved its Belgian manufacturing operations to lower cost locations and closed its distribution facility in the UK. All European distribution is now organized around a central distribution facility in Belgium. International sales accounted for approximately 41%, 40% and 34% of the Company's sales in the years ended December 31, 1993, 1994 and 1995, respectively.

   The Company utilizes a high level of product promotion, primarily through television advertising, in order to build and retain consumer recognition of, and commercial success for, its product lines. The Company's advertising program is similar to that of other companies in the toy industry in that most of its advertising budget is allocated to children-oriented television programming, with lesser amounts targeted to magazines likely to be read by parents. The Company also offers customers advertising incentives in order to promote the Company's products in price-oriented newspapers ads. In 1993, 1994, 1995, the Company's expenditures for marketing, advertisement and promotion were approximately 25%, 23% and 23% of net sales, respectively.


   For the years ended December 31, 1993, 1994 and 1995, approximately 54%, 59% and 62%, respectively, of the Company's net sales were attributable to its ten largest customers. For the years ended December 31, 1993, 1994 and 1995, Toys 'R' Us, accounted for 24%, 27% and 25%, respectively, of Company revenues. During the three years ended December 31, 1995, Wal-Mart accounted for approximately 9%, 10% and 13%, respectively, of net sales. No other customer accounted for more than 10% of net sales during these periods. The Company's business would be adversely impacted in the event that it lost either Toys 'R' Us or Wal-Mart as a customer. Based on the relationships between the Company and these customers during recent years, their purchasing levels and the response received from them, the Company believes, however, that its relationships with Toys 'R' Us and Wal-Mart are good and it has no reason to expect such a development.


MANUFACTURING AND SUPPLIERS

   Tyco (Hong Kong) Ltd. negotiates with factories throughout the Far East for the manufacture of various Tyco products. Products obtained by Tyco (Hong
Kong) Ltd. are shipped to facilities of the Company or its licensees where they are packaged and/or distributed. The Company's radio control toy products are manufactured in the Far East principally by Taiyo Kogyo Co., Ltd., a company in which Tyco holds an 18.5% ownership interest. The View-Master product line along with certain plastic toys and games are manufactured in Beaverton, Oregon. The Matchbox product line is manufactured primarily at joint venture facilities in Thailand and China. The Company's suppliers utilize manufacturing facilities located in China, Hong Kong and other Far East countries. The Company could be adversely affected by political, economic or legal disruptions affecting businesses in or trade with such countries including, but not limited to, the matters discussed above. See "Risk Factors--Foreign Operations"

   Packaging, plastics, and other raw materials essential to the production and marketing of toy products are currently in adequate supply. The Company does not anticipate shortages of raw materials in the foreseeable future.

DESIGN AND DEVELOPMENT

   The Company develops toy concepts which are produced internally by its 81 person product development group or submitted to the Company by independent designers or engineers. Tyco has a well established relationship with the independent toy inventor community and consequently reviews approximately 5,000 toy concept submissions annually. Through the Company's screening and qualification process, a fraction of the concepts reach the initial research stage. In this stage, the concept is reviewed by cross-functional teams in order to obtain cost, market research and financial forecast data. The concept also is reviewed by senior management. In most cases, the Company is seeking a concept that can result in a product line rather than any single item. In the next stage, the concept is prototyped and prepared for engineering which works cooperatively with manufacturing and marketing. Throughout this process, monthly reviews occur which monitor the financial forecast and gauge the profitability of the toy. In addition to consumer focus groups and other forms of market research, the Company solicits the reaction of its principal retail customers to the new toy or product line. Tyco also gauges the interest of the overall trade at the domestic and international toy fairs. Character licensors typically retain the right to approve the product being marketed. In recent years, based on improved systems and procedures that enable the Company to accelerate the development of new products for marketing, the Company believes it has significantly improved its ability to monitor and adjust to changes in anticipated demand during the development process.


   The Company spent $19,062,000, $17,519,000 and $20,740,000 in the years ended December 31, 1993, 1994 and 1995, respectively, for design and development.

INTELLECTUAL PROPERTY

   The Company markets its products under a variety of trademarks, some of which are not owned by the Company and for which the Company pays a royalty. For a list of the more significant trademarks owned or licensed for use by the Company, see the inside front cover of this Prospectus. The Company typically seeks to register the trademarks for its products when the anticipated strength of the product and other factors warrant, and seeks, patent or copyright protection for its products when proprietary rights and, in the case of patents, the anticipated strength of the product supports such protection. The Company also licenses patents and copyrights for products from others, generally for the life of the patent or copyright, or until the Company ceases marketing of the product. Such license agreements typically require guaranteed minimum royalty payments.

SEASONALITY AND BACKLOG


   The toy industry is highly seasonal due to heavy consumer demand for toy products during the December holiday season. Traditionally, orders received by the Company in the first six months range between 55% to 90% of total calendar year orders, while shipments for that period represent 30% to 40% of the year's total. Due to these significant fluctuations, the results of operations for any quarterly period are not necessarily indicative of the results of operations for the full year.


   The timing or orders is largely influenced by the degree of consumer demand for a product line, inventory levels at retailers, marketing strategies and overall economic conditions. The Company's fulfillment of its order backlog is dependent upon manufacturing capacity and the extent to which orders may be received and/or cancelled due to changes in consumer demand. There can be no assurance that cancellations will not reduce the amount of net sales realized from the fulfillment of backlog orders.


COMPETITION

   The toy industry is highly competitive. Among the Company's competitors are larger toy companies, such as Mattel and Hasbro, which are better capitalized, and some small domestic and foreign toy and entertainment product manufacturers, importer and marketers. Some of these competitors make and distribute radio controlled toys, large dolls, games and activity toys, diecast vehicles, preschool toys and other products in the Company's core categories. The Company's principal strength in this competition are its large market share in core categories, dominance of certain categories, and its reputation for high quality, high performance products.


GOVERNMENT AND INDUSTRY REGULATION

   The Company is subject to the provisions of the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. These laws empower the Consumer Product Safety Commission ("CPSC") to protect children from hazardous toys and other articles. The CPSC has the authority to exclude from the market articles which are found to be hazardous and can require a manufacturer to repurchase such toys under certain circumstances. Similar laws exist in specific jurisdictions within the United States as well as in certain foreign countries. Penalties for violation of these laws may include injunctive enforcement and seizure, and civil and criminal fines. In the pre-production stages and periodically thereafter, the Company sends sample toys to independent laboratories to test for compliance with the CPSC's rules and regulations, as well as with the voluntary industry standards published by the American Society for Testing and Materials. The Company designs its products to exceed the highest safety standards imposed either by government or industry regulatory authorities. To date, the Company has not experienced any material safety or governmental compliance problems with respect to its products.

EMPLOYEES

   As of December 31, 1995, the Company employed approximately 2,200 people, including approximately 1,000 in various foreign countries. As of December 31, 1994, the Company had employed approximately 2,500 people, including approximately 1,300 in various foreign countries. The reduction in the Company's workforce is primarily attributable to its extensive reorganization and rationalization activities described above under "Business Rationalization." In the opinion of management, the Company has good working relations with its employees.

PROPERTIES


   The Company leases a total of 146,000 square feet for its operations and administrative offices in Mt. Laurel, New Jersey; 500,000 square feet for a distribution center in Portland, Oregon; 240,000 square feet for manufacturing facilities in Beaverton, Oregon; and 134,000 square feet for its European headquarters in Sint Niklaas, Belgium. In addition, the Company owns an interest in manufacturing facilities in Thailand and in China through various partnerships and joint ventures. Based on current and projected sales levels for the immediate future, existing capacity for expansion and the anticipated space needs of the Company, the Company believes that its facilities are suitable for its business needs at the present time and for the immediate future.


ENVIRONMENTAL MATTERS

   The Company and its subsidiaries are subject to legal and financial obligations under environmental, health and safety laws ("EH&S laws") in the United States and in some of the foreign jurisdictions in which they operate manufacturing facilities or warehousing facilities. The Company is not currently aware of any material environmental liabilities associated with its sole U.S. manufacturing facility in Beaverton, Oregon or any of its foreign manufacturing facilities. EH&S laws are at an early stage of evolution in most foreign jurisdictions in which the Company operates.

   Tyco Industries, the principal operating subsidiary of the Company, has been a party to three matters in New Jersey that arose out of Tyco Industries' use of a waste transporter to dispose of waste generated at one of its former facilities. Two of the matters have been settled for monetary amounts that are not material to Tyco Industries. The third matter, a claim by the New Jersey Department of Environmental Protection for a share of remediation costs at a landfill, is still pending, but the Company believes that its share of a negotiated settlement will be de minimis. These matters and all other financial obligations imposed under EH&S laws are not likely to have a material adverse impact on the earnings, financial condition or liquidity of the Company.

                                  MANAGEMENT

   The Directors and Executive Officers of the Company are as follows:


            NAME               AGE                       POSITION
- ---------------------------  -----  ------------------------------------------------
Richard E. Grey (1) ........   61   Chairman
Gary S. Baughman (2) .......   49   President, Chief Executive Officer and Director
Harry J. Pearce (3) ........   51   Vice Chairman and Chief Financial Officer
John A. Canning (2) ........   51   Director
Jerome I. Gellman (3)  .....   68   Director
Joel M. Handel (1) .........   60   Director
Timothy J. Danis (3) .......   49   Director
Jonathan Kagan (2) .........   39   Director
David B. Golub (1) .........   34   Director
LaSalle D. Leffall, Jr. (2)    64   Director
Arnold Thaler (3) ..........   73   Director
Michael J. Lyden ...........   53   Executive Vice President and  President - Tyco
                                    U.S.
Douglas G. Hartley (4)  ....   51   Executive Vice President - Sales
Karsten Malmos (4) .........   51   President - Tyco International
Paul J. Weaver (4) .........   45   Executive Vice President - International Finance
                                     and Operations
B. James Alley (4) .........   46   Executive Vice President - Marketing
R. Michael Kennedy, Jr.  ...   52   Senior Vice President,  General Counsel and
                                    Secretary
Anthony DiMichele, Jr.  ....   40   Senior Vice President - Finance and Treasurer
Martin Scheman (5) .........   64   Chairman, Tyco Preschool
Neil Friedman (5) ..........   48   President, Tyco Preschool


- ------------

(1) Term will expire at the Annual Meeting in 1999.

(2) Term will expire at the Annual Meeting in 1997.

(3) Term will expire at the Annual Meeting in 1998.

(4) Officer of the Company's principal operating subsidiary.

(5) Officer of a wholly-owned subsidiary.

   Richard E. Grey has served as Chairman since July 1991, and as a Director since 1988 and as Chief Executive Officer of the Company from December 1985 until December 1995. Mr. Grey has also served as
Chief Executive Officer, Director and member of the Executive Committee of the Company's principal operating subsidiary from 1973 until December 1995 and as President until October 1994. Mr. Grey was employed by the Company and its predecessor since 1958. Mr. Grey has served as a Director and Chairman of the Board of Toy Manufacturers of America, Inc., a toy industry trade organization.

   Gary S. Baughman was appointed President, Chief Operating Officer and a Director in October 1994. For more than five years prior to that time he was President of the Little Tikes division of Rubbermaid, Inc. He was appointed Chief Executive Officer of the Company in January 1996.

   Harry J. Pearce was appointed Executive Vice President in September 1987 and has served as Senior Vice President - Finance and Chief Financial Officer of the Company since December 1985. He has served as a Director of the Company since September 1988, and was appointed Vice Chairman in April, 1993. Mr. Pearce is a Director and former Chairman of Toy Manufacturers of America, Inc., a toy industry trade organization.

   John A. Canning, Jr. was appointed to the Board in July 1991. He is the President of Madison Dearborn Partners, Inc. From 1988 until January 1993, he served as President of First Chicago Venture Capital, an affiliate of First Chicago Investment Corporation (FCIC); FCIC and Madison Dearborn Partners IV ("Madison Dearborn"), of which he is a partner, provided the financing for the purchase by the Company of the equity interest of the Selzer family members in July 1991. Mr. Canning is also a director of Bayou Steel Corporation and the Interlake Corporation.

   Jerome I. Gellman has served as a Director of the Company since April 1987. For over five years, until January 1988, he was a partner in the law firm of Tucker, Gellman & Mulderig, P.C. In January 1988, he became Of Counsel to the law firm of Cowan, Liebowitz & Latman, P.C.

   Joel M. Handel has served as a Director of the Company since April 1987. He has been for more than the past five years a partner in the law firm of Baer Marks & Upham LLP, which has served as counsel to the Company.

   Timothy J. Danis was appointed to the Board in December 1990. He is the Chairman and Chief Executive Officer of Rollins Hudig Hall of Illinois. For more than five years until January 1992, he served as President and Chief Executive Officer of Corroon and Black of Missouri, Inc. In January 1992, he joined the Rollins Burdick Hunter Group as Chief Executive Officer. Rollins Burdick Hunter Group is an international insurance brokerage firm which became Rollins Hudig Hall in January 1993.

   David B. Golub was appointed a Director in April 1994. He is a Managing Director of Corporate Advisors, L.P. where he has been employed for more than the past five years. Corporate Advisors, L.P. is the investment advisor to the three entities who hold the Series B Preferred Stock.


   Jonathan Kagan was appointed Director in April 1994. For more than the past five years he has served as a Managing Director of Corporate Advisors, L.P. and of Lazard Fr|f4res & Co. LLC. He also is a director of Continental Cablevision, Inc. and LaSalle Re Holdings Limited.


   Dr. LaSalle D. Leffall, Jr. was appointed as a Director of the Company in February 1993. For more than the last five years, he has been Chairman of the Department of Surgery at Howard University College of Medicine in Washington, D.C. Dr. Leffall also serves as a Director of the Warner Lambert Company and Mutual of America.

   Arnold Thaler was President of View-Master Ideal Group., Inc. ("View-Master") from July 1981, when he purchased the View-Master line with a group of investors, until his retirement in 1990. View-Master became a public company in 1983, and was acquired by the Company in 1989. He was appointed as a Director of the Company in February 1990. He also served previously as President of Ekco Housewares Company and as an officer of its parent, American Home Products Corporation. Mr. Thaler retired as an active officer on December 31, 1990.

   Michael J. Lyden has been employed by the Company since 1987 as Vice President, Business Development; he was appointed Senior Vice President in 1990, President - Tyco U.S. in January 1994 and Executive Vice President in January 1996.

   Douglas G. Hartley served as Vice President and then President of the Company's Canadian subsidiary until his appointment as Executive Vice President in February 1996.

   Karsten Malmos joined the Company's principal operating subsidiary as Vice President - International in 1980. He was appointed Senior Vice President - International of the Company's principal operating subsidiary in December 1987, Executive Vice President in July 1992 and President - Tyco
International in April 1993.

   Paul J. Weaver has been employed by the Company's principal operating subsidiary since 1975. He was appointed Vice President and Controller of the Company in October 1987, Senior Vice President in 1990, and Executive Vice President - International Finance and Operations in May 1994.

   B. James Alley has been employed by the Company's principal operating subsidiary since December 1976, including service as Senior Vice President - Marketing since October 1986 and as Vice President - Marketing from May 1981 until October 1986. He became Executive Vice President in June 1994.

   R. Michael Kennedy, Jr. was appointed Vice President and General Counsel of the Company in October 1987 and Senior Vice President in 1990. He was appointed Secretary in July 1991. For over five years prior to 1987, he was Vice President and General Counsel of Wendy's International, Inc., an operator and franchisor of fast-food hamburger restaurants in the United States and other countries.

   Anthony DiMichele, Jr. was appointed Senior Vice President-Finance in November 1994 and Treasurer in July 1995. For more than five years prior to that time he was Senior Vice President of AWT, an environmental services company.

   Martin Scheman has, for more than the last five years, been President of Tyco Preschool Toys, Inc. (formerly Illco Toy Co. U.S.A., Inc.), which the Company acquired in June 1992. He was appointed Chairman of the Company's Tyco Playtime and Preschool subsidiaries in June 1993.

   Neil Friedman was appointed President of Tyco Preschool in August 1995. For more than five years prior to that time he was President of MCA/Universal Merchandising or President of Aviva/Hasbro.

                   VOTING SECURITIES AND PRINCIPAL HOLDERS


   The following table sets forth information as of March 31, 1996, with respect to persons known by the Company to be beneficial owners of more than 5% of the Common Stock and by each of the Company's Directors, each of the named Executive Officers and all Directors and Executive Officers as a group:



                                                    NUMBER OF     PERCENT OF TOTAL(1)(2)
                                                      SHARES     -----------------------
                                                   BENEFICIALLY     BEFORE       AFTER
                                                   OWNED(1)(2)     OFFERING   OFFERING(3)
                                                 --------------  ----------  -----------
Corporate Advisors, L.P. (4)(5) ................    5,563,095        13.8%       10.2%
 30 Rockefeller Plaza
 New York, New York 10020
The Capital Group Companies, Inc. (4)  .........    4,033,300        11.6         8.3
 333 South Hope Street
 Los Angeles, CA 90071
State of Wisconsin Investment Board (4)  .......    3,454,800         9.9         7.1
 121 East Wilson Street
 Madison, Wisconsin 53708
Richard E. Grey (6)(7) .........................      313,500           *           *
Harry J. Pearce (6)(7) .........................      105,418           *           *
Gary S. Baughman (6)(7)(8) .....................       53,225           *           *
Jerome I. Gellman (6) ..........................        9,000           *           *
Joel M. Handel (6) .............................        9,000           *           *
Arnold Thaler (6) ..............................       40,614           *           *
Timothy J. Danis (6) ...........................        9,000           *           *
John A. Canning, Jr. (6)(9) ....................      200,337           *           *
Dr. LaSalle D. Leffall, Jr. (6) ................        5,200           *           *
Jonathan Kagan (5)(6) ..........................    5,548,095        13.7        10.2
David B. Golub (5)(6) ..........................    5,563,095        13.8        10.2
Michael J. Lyden (6)(7) ........................       45,500           *           *
Karsten Malmos (6)(7) ..........................       28,840           *           *
All Directors and Executive Officers as a group
 (20 persons) (5)(6)(7)(8) .....................    6,489,365        15.8        11.8


- ------------

* Represents less than 1% of the outstanding shares of Common Stock.


(1) As of March 31, 1996, there were 34,826,668 shares of Common Stock issued and outstanding. As of such date, the Company had reserved an aggregate of 9,606,197 shares of Common Stock issuable upon the conversion or exercise of (i) Company's outstanding Series B Preferred Stock, (ii) Convertible Notes; and (iii) outstanding options and restricted stock units granted under the Company's stock option plans, of which an aggregate of 1,178,609 shares of Common Stock were subject to being acquired within 60 days of such date.

(2) The amount and percentage of securities "beneficially owned" by an individual are determined in accordance with the regulations of the Securities and Exchange Commission and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who has the same home as such individual. In addition, shares subject to outstanding stock options which the individual has the right to acquire within sixty (60) days after March 31, 1996 and shares issuable upon conversion of Series B Preferred Stock or the Convertible Notes are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such individual, or any group including such individual, but are not deemed outstanding for the purpose of computing the percentage of the class by any other individual. Beneficial ownership may be disclaimed as to certain of the securities. Unless otherwise indicated, the persons and entities named have sole voting and dispositive power over their shares.

(3) For illustrative purposes, this column assumes conversion of the Depository Shares into shares of Common Stock on a 1 for 1 basis.

(4) Based on information filed with the Securities and Exchange Commission by the reporting person.


(5) Includes 52,839 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is currently convertible into 105 shares of Common Stock. All such shares listed in the table as being beneficially owned by Messrs. Kagan and Golub are beneficially owned by Corporate Advisors, L.P. which is the general partner of Corporate Partners, L.P. and Corporate Offshore Partners, L.P. and serves as investment manager over certain assets of the State Board of Administration of Florida, including its Series B Preferred Stock. Mr. Kagan, who is a Managing Director of Lazard Freres & Co. LLC, and Mr. Golub may be deemed to have shared voting and investment power over such shares as Managing Directors of Corporate Advisors, L.P. A wholly owned subsidiary of Lazard Freres & Co. LLC is the general partner of Corporate Advisors, L.P. See "Underwriting." The address of Messrs. Kagan and Golub is the address of Corporate Advisors, L.P. These stockholders may be deemed to be a "group" of persons acting together for the purpose of acquiring, holding, voting or disposing of shares of Series B Preferred Stock. Corporate Advisors, L.P. has sole voting and dispositive power as to the shares of Series B Preferred Stock held by Corporate Partners, L.P., Corporate Offshore Partners, L.P. and the State Board of Administration of Florida. Both Messrs. Kagan and Golub disclaim beneficial ownership of such shares.


(6)    Includes 233,500, 85,000, 28,125, 9,000, 9,000, 9,000, 9,000, 40,000,
       5,000, 45,500, 15,000 and 28,500 shares that are subject to options granted pursuant to registered option plans of the Company and held by Messrs. Grey, Pearce, Baughman, Gellman, Handel, Thaler, Danis, Canning, Leffall, Lyden, Golub and Malmos, respectively, also includes 606,581 shares subject to options held by all Executive Officers and Directors as a group, all of which options so included are presently exercisable.


(7) Does not include Restricted Shares which have not yet vested and will not vest within 60 days after March 31, 1996.


(8)    Includes 25,100 Shares which vested in October 1995.

(9) Includes 160,337 shares issuable upon the conversion of Convertible Subordinated Notes held by Madison Dearborn Partners IV. John A. Canning, Jr., a Director of the Company, is a partner in Madison Dearborn Partners IV.

                    DESCRIPTION OF PRINCIPAL INDEBTEDNESS

LONG-TERM DEBT

   The Company's long term debt consists of Senior Subordinated Notes in the aggregate principal amount as of December 31, 1995 of $126,500,000. The Senior Subordinated Notes contain a number of affirmative and negative covenants. These covenants, among other things: (a) place limitations on Restricted Payments (as defined); (b) prohibit, with certain exceptions, placing restrictions or encumbrances on the ability of any subsidiary to pay dividends or make certain other distributions on its capital stock, or pay indebtedness owed to the Company or another Subsidiary, make loans, advances or capital contributions to the Company or another subsidiary or sell, lease or transfer property or assets to the Company or another subsidiary; (c) place limitations on the incurrence of additional Indebtedness and Liens (as defined) and the issuance of Disqualified Capital Stock (as defined); (d) prohibit the incurrence of indebtedness that is both subordinated in right of payment to Senior Indebtedness (as defined) and senior in right of payment to the Senior Subordinated Notes; (e) limit certain transactions with Affiliates (as defined); (f) impose conditions with respect to Asset Dispositions (as defined); and (g) limit the sale or issuance of capital stock of any subsidiary.

OTHER OUTSTANDING INDEBTEDNESS

   The Company has issued $16,034,000 of Convertible Notes to two investment groups affiliated with First Chicago Bank and Director John A. Canning, Jr., respectively. The Convertible Notes were originally issued as Series "A" Convertible Exchangeable Preferred Stock in the amount of $13,500,000, but were converted to debt after issuance at the Company's option; during 1994 and 1995 additional Convertible Notes were issued in lieu of interest payments. The Convertible Notes have an annual interest obligation of 7% payable on June 30 and December 31. The Convertible Notes are convertible into common stock at $10 per share and are to be repaid in four equal annual installments commencing in 1998.

SHORT-TERM DEBT

   The Credit Facilities, in an aggregate amount of $290,000,000, consist of three separate three-year revolving credit facilities and a five-year receivables securitization facility. Borrowings under the Credit Facilities were used to refinance outstanding indebtedness under the prior credit facilities in the United States and certain foreign subsidiaries and to fund the Company's working capital requirements.


   o Receivables Securitization Facility. Tyco Industries, Inc. and Tyco Manufacturing Corp. sell and transfer all of their eligible accounts receivable, up to a maximum of $200,000,000, to two specially-created Funding Corporations in exchange for proceeds from borrowings under a commercial paper facility. Early termination or reduction of the maximum facility commitment is subject to payment of an unpaid premium fee. There is also a yearly clean down provision requiring the outstanding principal balance to be paid to zero for five days. The interest rate is the market rate for the lender's commercial paper plus 1.55%. If the Company meets certain tangible net worth and minimum debt service coverage ratio targets as of December 31, 1996, the interest rate will decrease by one quarter of one percent. The assets of the two Funding Corporations, consisting of its accounts receivables, contracts and collections, are all pledged as security for their borrowings.

   o Revolving Credit Facility. The Revolving Credit Facilities consist of up to $35,000,000 for certain domestic entities (of which up to $10,000,000 may be used for letters of credit), $20,000,000 for Tyco Toys (Canada), Inc. and $35,000,000 for the Company's subsidiaries in the United Kingdom. Borrowing under the Revolving Credit Facilities is permissible up to 60 percent of eligible inventory (as defined), and up to 80 percent of eligible accounts receivable in the Canadian and UK agreements, subject to the maximum commitment under each of the facilities. There is also a yearly clean down provision requiring the outstanding balance of borrowings to be paid down to zero for 30 days. The Company determines the interest rates on revolving credit advances at its option, based on various indices, including LIBOR or bankers' acceptance rates plus two and three-quarters percent. If the Company meets certain tangible net worth and minimum debt service charge ratio targets as of December 31, 1996, the interest rate will decreased by one quarter of one percent.

   o Guarantees. The Revolving Credit Facilities are guaranteed by certain foreign and domestic subsidiaries as identified in the Credit Agreements.

   o Security. The Revolving Credit Facilities are secured by a lien on substantially all inventory, property and assets of the Company and various domestic subsidiaries, plus the receivables of the Canadian and UK subsidiaries, and includes pledges on the stock of Loan Parties (as defined) which are domestic subsidiaries.


   o Payment. Advances against the Revolving Credit Facilities are payable upon the third anniversary of the closing date (February 22, 1998) unless earlier terminated in full by the Company or upon the occurrence of an event of default that is continuing. Early termination of the Revolving Credit Facility is subject to payment of a termination fee. There is also a yearly clean down provision requiring the outstanding principal balance of the inventory loans to be paid to zero for thirty days.


   The Credit Facilities contain certain affirmative and negative covenants including, but not limited to: (1) the maintenance of financial covenants concerning net worth, fixed charge coverage and net income; (2) restrictions on the incurrence of additional indebtedness or other obligations and the acquisition of other entities, whether by asset purchase, merger or otherwise; (3) restrictions on the payment of dividends on capital stock and other Restricted Payments (as defined); (4) limitations on the guarantee of debt incurred by certain of its subsidiaries up to a maximum of $70,000,000;
(5) limitations on the making of certain investments, (6) limitations on the ability to merge, consolidate or acquire the assets of another company or the ability to sell, transfer the assets or property of the Company or its subsidiaries; and (7) limitations on the ability to create or permit liens to exist on the property. Events of default includes, but are not limited to, payment defaults, cross defaults to other indebtedness, covenant defaults, material breaches of representations or warranties, change of control, bankruptcy and similar events.

                 DESCRIPTION OF THE SERIES C PREFERRED STOCK

   The summary contained herein of the terms of the Series C Preferred Stock does not purport to be complete and is subject to and qualified in its entirety by reference to all of the provisions of the Company's Restated Certificate of Incorporation and form of Certificate of Designations, Rights, Preferences and Limitations relating to the Series C Preferred Stock (the "Certificate of Designations"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

   The Board of Directors of the Company has adopted resolutions authorizing
the issuance of up to    shares of Series C Preferred Stock out of the
Company's authorized and unissued Preferred Stock. Each Depositary Share represents beneficial Ownership of one-twentieth of a share of Series C Preferred Stock and entitles the owner to such proportion of all the rights, preferences and privileges of the Series C Preferred Stock represented thereby. See "Description of Depositary Shares."

DIVIDENDS

   The owners of Depositary Shares (each of which represents one-twentieth of a share of Series C Preferred Stock) are entitled to receive, when and as dividends on the Series C Preferred Stock are declared by the Board of Directors out of funds legally available therefor, cash dividends from the issue date of the Series C Preferred Stock, accruing at the rate per share of
$ per annum (equivalent to   % per annum) or $ per quarter for each of the
Depositary Shares (equivalent to $ per annum or $ per quarter for each of the shares of Series C Preferred Stock), payable quarterly in arrears on , , and of each year, commencing , 1996, or, if any such date is not a business day, the next succeeding business day; provided, however, that with respect to any dividend period during which a redemption occurs, the Company may, at its option, declare accrued dividends to, and pay such dividends on, the date fixed for redemption, in which case such dividends would be payable in cash to the holders of Series C Preferred Stock as of the record date for such dividend payment and would not be included in the calculation of the Call Price related to the Series C Preferred Stock as set forth below. The first dividend period will be from the date of initial issuance of the Series C Preferred Stock to but excluding , 1996, and the first dividend will be payable on , 1996. Dividends will cease to accrue in respect of the Series C Preferred Stock on the Mandatory Conversion Date or on the date of their earlier conversion or redemption.

   Dividends will be payable to holders of record as they appear on the stock register of the Company on such record dates, not less than 15 nor more than 60 days preceding the payment date thereof, as shall be fixed by the Board of Directors. Dividends for any period less than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in any period less than one month.

   There are limitations on the extent to which the Company may pay dividends on the Series C Preferred Stock. See "Description of Other Capital Stock -- Dividend Restrictions".

   Dividends may be returns of capital for tax purposes and therefore not eligible for the corporate dividends-received deduction. See "Certain Federal Income Tax Considerations -- Absence of Earnings and Profits."

   Dividends will accrue whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series C Preferred Stock will accumulate as of the dividend payment date on which they first become payable, but no interest will accrue on accumulated but unpaid dividends on the Series C Preferred Stock.

   The Series C Preferred Stock will rank on a parity, both as to payment of dividends and distribution of assets upon liquidation, with the Company's Series B Preferred Stock and any future preferred stock issued by the Company that by its terms ranks pari passu with the Series C Preferred Stock.

   As long as any shares of Series C Preferred Stock are outstanding, no dividends (other than dividends payable in shares of, or warrants, rights or options exercisable for or convertible into shares of, Common Stock or any other capital stock of the Company ranking junior to the Series C Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation ("Junior Stock") and cash in lieu of fractional shares in connection with any such dividend) will be paid or declared in cash or otherwise, nor will any other distribution be made (other than a distribution payable in Junior Stock and cash in lieu of fractional shares in connection with any such distribution), on any Junior Stock unless
(i) full dividends on Preferred Stock (including the Series C Preferred Stock) that do not constitute Junior Stock ("Parity Preferred Stock") have been paid, or declared and set aside for payment, for all dividend periods terminating at or before the date of such Junior Stock dividend or distribution payment to the extent such dividends are cumulative; (ii) dividends in full for the current quarterly dividend period have been paid, or declared and set aside for payment, on all Parity Preferred Stock to the extent such dividends are cumulative; (iii) the Company has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement and sinking funds, if any, for any Parity Preferred Stock; and (iv) the Company is not in default on any of its obligations to redeem any Parity Preferred Stock.

   In addition, as long as any shares of Series C Preferred Stock are outstanding, no shares of any Junior Stock may be purchased, redeemed, or otherwise acquired by the Company or any of its subsidiaries (except in connection with a reclassification or exchange of any Junior Stock through the issuance of other Junior Stock (and cash in lieu of fractional shares in connection therewith) or the purchase, redemption or other acquisition of any Junior Stock with any Junior Stock (and cash in lieu of fractional shares in connection therewith)), nor may any funds be set aside or made available for any sinking fund for the purchase or redemption of any Junior Stock unless:
(i) full dividends on Parity Preferred Stock have been paid, or declared and set aside for payment, for all dividend periods terminating at or before the date of such purchase or redemption to the extent such dividends are cumulative; (ii) dividends in full for the current quarterly dividend period have been paid, or declared and set aside for payment, on all Parity Preferred Stock to the extent such dividends are cumulative; (iii) the Company has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement, and sinking funds, if any, for any Parity Preferred Stock; and (iv) the Company is not in default on any of its obligations to redeem any Parity Preferred Stock.

   Subject to the provisions described above, such dividends or other distributions (payable in cash, property or Junior Stock) as may be determined by the Board of Directors may be declared and paid on the shares of any Junior Stock from time to time and Junior Stock may be purchased, redeemed or otherwise acquired by the Company or any of its subsidiaries from time to time. In the event of the declaration and payment of any such dividends or other distributions, the holders of such Junior Stock will be entitled, to the exclusion of holders of any Parity Preferred Stock, to share therein according to their respective interests.

   As long as any shares of Series C Preferred Stock are outstanding, dividends or other distributions may not be declared or paid on any Parity Preferred Stock (other than dividends or other distributions payable in Junior Stock and cash in lieu of fractional shares in connection therewith), and the Company may not purchase, redeem or otherwise acquire any Parity Preferred Stock (except with any Junior Stock and cash in lieu of fractional shares in connection therewith), unless either: (a)(i) full dividends on Parity Preferred Stock have been paid, or declared and set aside for payment, for all dividend periods terminating at or before the date of such Parity Preferred Stock dividend, distribution, purchase, redemption or other acquisition payment to the extent such dividends are cumulative; (ii) dividends in full for the current quarterly dividend period have been paid, or declared and set aside for payment, on all Parity Preferred Stock to the extent such dividends are cumulative; (iii) the Company has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement and sinking funds, if any, for any Parity Preferred Stock; and (iv) the Company is not in default on any of its obligations to redeem any Parity Preferred Stock; or (b) with respect to the payment of dividends only, any such dividends will be declared and paid pro rata so that the amounts of any dividends declared and paid per share of Series C Preferred Stock and each other share of Parity Preferred Stock will in all cases bear to each other the same ratio that accrued dividends (including any accumulation with respect to unpaid dividends for prior dividend periods, if such dividends are cumulative) per share of Series C Preferred Stock and such other shares of Parity Preferred Stock bear to each other.

MANDATORY CONVERSION OF THE SERIES C PREFERRED STOCK

   On the Mandatory Conversion Date, each outstanding Depositary Share will automatically convert into (i) 1.111 shares of Common Stock (equivalent to 22.22 shares for each share of Series C Preferred

Stock) (the "Mandatory Conversion Rate") and (ii) the right to receive cash in an amount equal to all accrued and unpaid dividends on such Series C Preferred Stock (other than previously declared dividends payable to a holder of record as of a prior date) to the Mandatory Conversion Date, whether or not declared, out of funds legally available for the payment of dividends, subject to (x) the right of the Company to redeem the Series C Preferred Stock on or after the First Call Date, and before the Mandatory Conversion Date (as described below) and (y) the conversion of the Series C Preferred Stock to Common Stock at the option of the holder at any time before the Mandatory Conversion Date, as described below. The Mandatory Conversion Rate is subject to adjustment as described below. Dividends will cease to accrue on the Mandatory Conversion Date in respect of the Series C Preferred Stock then outstanding.

   Because the price of the Common Stock is subject to market fluctuations, the per share value of the Common Stock that may be received by holders of Series C Preferred Stock (and thereby Depositary Shares) upon mandatory conversion may be more or less than the amount paid for the Series C Preferred Stock (and thereby each Depositary Share) offered hereby.

OPTIONAL REDEMPTION OF THE SERIES C PREFERRED STOCK

   The shares of Series C Preferred Stock are not redeemable prior to the First Call Date. At any time and from time to time on or after that date until immediately before the Mandatory Conversion Date, the Company will have the right to redeem in whole or in part, the outstanding Series C Preferred Stock. Upon any such redemption, the holder of the Series C Preferred Stock shall receive in exchange for each share of Series C Preferred Stock, unless previously redeemed or converted, the greater of (i) the number of shares of Common Stock equal to the quotient of (a) the applicable Call Price (as described below) in effect on the redemption date, divided by (b) the Current Market Price of the Common Stock, determined as of the trading day
immediately preceding the Notice Date (as defined below) and (ii)     shares
of Common Stock for each share of Series C Preferred Stock (equivalent to
0. of a share of Common Stock for each Depositary Share) (the "Optional Rate"). The Optional Rate is subject to adjustment as described below. Dividends will cease to accrue on the Series C Preferred Stock on the date fixed for their redemption.

   The Call Price for each share of Series C Preferred Stock is (i)(a) $ (the equivalent of $ per Depositary Share) on and after the First Call Date, to and including , 1999; (b) $ (the equivalent of $ per Depositary Share) on and after , 1999, to and including , 1999; (c) $ (the equivalent of $ per Depositary Share) on and after , 1999, to and including , 2000; (d) $ (the equivalent of $ per Depositary Share) on and after , 2000, to and including , 2000; and (e) $ (being the price to the public of a Series C Preferred Stock appearing on the cover page of this Prospectus) (the equivalent of $ per Depositary Share) on and after , 2000, to and including , 2000; and (ii) all accrued and unpaid dividends thereon to but not including the date fixed for redemption (other than previously declared dividends payable to a holder of record as of a prior date).

   The "Current Market Price" per share of the Common Stock on any date of determination means the lesser of (i) the average of the closing sale prices of the Common Stock as reported on the NYSE Composite Tape of the 15 consecutive trading days ending on and including such date of determination or (ii) the closing sale price of the Common Stock as reported on the NYSE Composite Tape for such date of determination; provided, however, that with respect to any redemption of shares of Series C Preferred Stock, if any event resulting in an adjustment of the Mandatory Conversion Rate occurs during the period beginning on the first day of such 15-day period and ending on the applicable redemption date, the Current Market Price as determined pursuant to the foregoing will be appropriately adjusted to reflect the occurrence of such event. The "Notice Date" with respect to any notice given by the Company in connection with a redemption of the Series C Preferred Stock means the date on which first occurs either the public announcement of such redemption or the commencement of mailing of such notice to the holders of Series C Preferred Stock.

   If fewer than all outstanding shares of Series C Preferred Stock are to be called for redemption, Series C Preferred Stock to be called will be selected by the Company, from outstanding Series C

Preferred Stock not previously called, by lot or pro rata (as nearly as may be possible) or by any other method determined by the Board of Directors in its sole discretion to be equitable.

   The Company will provide notice of any redemption of Series C Preferred Stock to holders of record of shares of Series C Preferred Stock to be called for redemption not less than 15 nor more than 60 days before the date fixed for redemption. Accordingly, the earliest Notice Date for any call for redemption of Series C Preferred Stock will be , 1999. Any such notice will be provided by mail, sent to the holders of record of Series C Preferred Stock to be called at each such holder's address as it appears on the stock register of the Company, first class postage prepaid; provided, however, that failure to give such notice or any defect therein will not affect the validity of the proceeding for redemption of any Series C Preferred Stock to be redeemed except as to the holder to whom the Company has failed to give such notice or whose notice was defective. On and after the redemption date, all rights of the holders of Series C Preferred Stock called for redemption will terminate except the right to receive the Call Price (unless the Company defaults on the payment of the Call Price). A public announcement of any call for redemption will be made by the Company before, or at the time, of the mailing of such notice of redemption.

   Each holder of Series C Preferred Stock called for redemption must surrender the certificates evidencing such shares of Series C Preferred Stock to the Company at the place designated in the notice of redemption and will thereupon be entitled to receive certificates for shares of Common Stock equal to the Call Price, divided by the Current Market Price of the Common Stock and cash for any fractional share amount.

CONVERSION AT THE OPTION OF THE HOLDER

   Shares of Series C Preferred Stock are convertible, in whole or in part, at the option of the holder thereof, at any time before the Mandatory Conversion Date, unless previously redeemed, into shares of Common Stock at the Optional Rate (a rate of shares of Common Stock for each share of Series
C Preferred Stock (equivalent to 0.    of a share of Common Stock for each
Depositary Share)), which is equivalent to a Conversion Price of $     per
share of Series C Preferred Stock and $     per Depositary Share. The
Optional Rate is subject to adjustment as described below. The right to convert shares of Series C Preferred Stock called for redemption will terminate immediately before the close of business on any redemption date with respect to such shares.

   Conversion of Series C Preferred Stock at the option of the holder may be effected by delivering certificates evidencing such Series C Preferred Stock together with written notice of conversion and a proper assignment of such certificates to the Company or in blank (and, if applicable, cash payment of an amount equal to the dividend attributable to the current quarterly dividend period payable on such shares), to the office of the transfer agent for the Series C Preferred Stock or to any other office or agency maintained by the Company for that purpose and otherwise in accordance with conversion procedures established by the Company. Each optional conversion will be deemed to have been effected immediately before the close of business on the date on which the foregoing requirements have been satisfied. The conversion will be at the Optional Rate in effect at such time and on such date.

   Holders of Series C Preferred Stock at the close of business on a record date for any payment of declared dividends will be entitled to receive the dividend payable on such Series C Preferred Stock on the corresponding dividend payment date notwithstanding the optional conversion of such Series C Preferred Stock following such record date and before such dividend payment date. However, shares of Series C Preferred Stock surrendered for conversion after the close of business on a record date for any payment of declared dividends and before the opening of business on the corresponding dividend payment date must be accompanied by payment in cash of an amount equal to the dividend attributable to the current quarterly dividend period payable on such date (unless such shares of Series C Preferred Stock are subject to redemption on a redemption date between such record date and such dividend payment date). A holder of shares of Series C Preferred Stock called for redemption on the First Call Date or any other dividend payment date will receive the dividend on such Series C Preferred Stock payable on that date and will be able to convert such Series C Preferred Stock after the record date for such dividend without paying an amount equal to such dividend to the Company upon conversion. Upon any optional conversion of shares of Series C Preferred Stock the Company will make no payment of or allowance for previously declared dividends or distributions on the shares of Common Stock issued upon such conversion.

   The Depositary Shares are subject to conversion and redemption upon the same terms and conditions (including those as to notice to the owners of Depositary Shares and as to selection of Depositary Shares to be called if fewer than all Depositary Shares are to be called) as the Series C Preferred Stock held by the Depositary, adjusted to reflect the fact that 20 Depositary Shares are the equivalent of one share of Series C Preferred Stock. See "Description of Depositary Shares -- Redemption or Conversion of Depositary Shares."

HIGHER DIVIDEND YIELD AND LESS EQUITY APPRECIATION THAN COMMON STOCK

   Dividends will accrue on the Depositary Shares at a higher rate than the rate at which dividends and cash distributions are currently paid on the Common Stock. The opportunity for equity appreciation afforded by an investment in the Depositary Shares (and the Series C Preferred Stock) is less than that afforded by an investment in the Common Stock because the Conversion Price relating to a Depository Share is % of the price to the public of a Depositary Share and the Company may, at its option, redeem the Depositary Shares (and thereby shares of the Series C Preferred Stock) at any time on or after the First Call Date, and before the Mandatory Conversion Date, and although not obligated to do so, may do so, if, among other circumstances, the Current Market Price of the Common Stock exceeds the Call Price of a Depositary Share. In such event, a holder of a Depository Share will receive less than 1.111 shares of Common Stock, but in no event less
than 0.    of a share of Common Stock. A holder may also surrender for conversion any Depositary Share called for redemption up to the close of business on the redemption date, and a holder that so elects to convert will
receive 0.    of a share of Common Stock for each Depositary Share
(equivalent to shares of Common Stock for each share of Series C Preferred Stock). The per share value of Common Stock received by holders of Depositary Shares may be more or less than the per share amount paid for the Depositary Shares offered hereby, due to market fluctuations in the price of the Common Stock.

   As a result of these provisions, holders of Series C Preferred Stock would be expected to realize no equity appreciation if the Current Market Price of the Common Stock is equal to or less than the Conversion Price and less than all of such appreciation if the Current Market Price of the Common Stock is above the Conversion Price. Holders of Series C Preferred Stock will realize less than the entire decline in equity value (but an increasingly greater percentage of the total decline as the Current Market Price of the Common Stock decreases) if the Current Market Price of the Common Stock is less than
$      , which is equivalent to 90% of the price to the public of a Depositary
Share shown on the cover page of this Prospectus.

CONVERSION ADJUSTMENTS

   The Mandatory Conversion Rate and the Optional Rate are each subject to adjustment as appropriate in certain circumstances, including if the Company
(i) pays a stock dividend or makes a distribution with respect to its Common Stock in shares of Common Stock; (ii) subdivides or splits its outstanding Common Stock; (iii) combines its outstanding Common Stock into a smaller number of shares; (iv) issues any shares of Common Stock by reclassification of its shares of Common Stock; (v) issues certain rights or warrants to all holders of its Common Stock; or (vi) pays a dividend or distributes to all holders of its Common Stock evidences of its indebtedness, cash or other assets (including capital stock of the Company but excluding (a) any Permitted Cash Dividends (as defined below) or (b) distributions and dividends referred to in clause (i) above). In addition, the Company will be entitled (but will not be required) to make upward adjustments in the Mandatory Conversion Rate, the Optional Rate and the Call Price as the Company, in its discretion, determines to be advisable, in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities, or distribution of securities convertible into or exchangeable for stock (or any transaction which could be treated as any of the foregoing transactions under Section 305 of the Internal Revenue Code of 1986, as amended) hereafter made by the Company to its shareholders will not be taxable. "Permitted Cash Dividends" mean, with respect to any consecutive 12-month period, all cash dividends and cash distributions on the Common Stock (other than cash dividends and cash distributions for which a prior adjustment to the Mandatory Conversion Rate and the Optional Rate was previously made) not in excess of, on a per share of outstanding Common Stock basis, 10% of the average of the closing share price of the Common Stock as reported on the NYSE Composite Tape over such period. All adjustments to the Mandatory Conversion Rate, the Optional Rate and the Call Price will be calculated to the nearest 1/100 th of a share of Common Stock. No adjustment in the Mandatory Conversion Rate or the Optional Rate will be required unless such adjustment would require an increase or decrease of at least one percent therein; provided, however, that any adjustments which, by reason of the foregoing, are not required to be made will be carried forward and taken into account in any subsequent adjustment. All adjustments will be made successively.

   Whenever the Mandatory Conversion Rate, the Optional Rate and the Call Price are adjusted as provided in the preceding paragraph, the Company will file with the transfer agent for the Series C Preferred Stock a certificate with respect to such adjustment, make a prompt public announcement thereof and mail notice to holders of the Series C Preferred Stock providing specified information with respect to such adjustment. At least 10 business days before taking any action that would result in adjustment to the Mandatory Conversion Rate, the Optional Rate or the Call Price, the Company will notify each record holder of Series C Preferred Stock concerning such proposed action.

ADJUSTMENTS FOR CERTAIN TRANSACTIONS

   Unless sooner redeemed or converted, in case of any reclassification of the Common Stock, any consolidation of the Company with, or merger of the Company into, any other entity, any merger of any entity into the Company (other than a merger that does not result in a reclassification, conversion, exchange or cancellation of the outstanding shares of Common Stock), any sale or transfer of all or substantially all of the assets of the Company or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property (a "Transaction"), then each share of Series C Preferred Stock will, after consummation of such Transaction, be entitled to be converted (i) on the Mandatory Conversion Date into the kind and amount of securities, cash or other property receivable upon consummation of such Transaction by a holder of the number of shares of Common Stock into which such Series C Preferred Stock would have been converted if the conversion on the Mandatory Conversion Date had occurred immediately before the date of consummation of such Transaction, plus the right to receive cash in an amount equal to all accrued and unpaid dividends on such Series C Preferred Stock (other than previously declared dividends payable to a holder of record as of a prior date), (ii) upon redemption by the Company on any redemption date in exchange for the kind and amount of securities, cash or other property receivable upon consummation of such Transaction by a holder of the number of shares of Common Stock that would have been issuable at the Call Price in effect on such redemption date upon a redemption of such Series C Preferred Stock immediately before consummation of such Transaction (assuming that, if the Notice Date for such redemption is not before such Transaction, the Notice Date had been the date of such Transaction; and assuming in each case that such holder of shares of Common Stock failed to exercise rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon consummation of such transaction (provided that, if the kind or amount of securities, cash or other property receivable upon consummation of such transaction is not the same for each non-electing share, then the kind and amount of securities, cash or other property receivable upon consummation of such transaction for each non-electing share will be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares)) or (iii) at the option of the holder, into the kind and amount of securities, cash or other property receivable upon consummation of such Transaction by a holder of the number of shares of Common Stock into which such Series C Preferred Stock might have been converted immediately before consummation of such Transaction. The kind and amount of securities into or for which the Series C Preferred Stock will be convertible or redeemable after consummation of such Transaction will be subject to adjustment as described above under the caption "Conversion Adjustments" following the date of consummation of such Transaction.

FRACTIONAL SHARES

   No fractional shares of Common Stock will be issued upon redemption or conversion of Series C Preferred Stock. In lieu of any fractional share otherwise issuable in respect of the aggregate number of shares of Series C Preferred Stock of any holder that are redeemed or converted, such holder will be entitled to receive an amount in cash equal to the same fraction of the Current Market Price of the Common Stock, determined as of the Notice Date, in the case of redemption by the Company, or the trading day immediately preceding (i) the Mandatory Conversion Date, in the case of a mandatory conversion, or (ii) the effective date of conversion, in the case of an optional conversion by a holder.

RIGHTS AGREEMENT

   Reference is made to the section "Description of Other Capital Stock -- Preferred Stock Rights Plan" for a description of the Company's Rights Agreement. Shares of Common Stock issued upon conversion of the Series C Preferred Stock will be entitled to receive Rights in accordance with the terms and conditions of the Rights Agreement. The method of calculation of the Current Market Price of the Common Stock does not take into account any separate value of the Rights, except to the extent any such value may be reflected in the Current Market Price.

LIQUIDATION RIGHTS

   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, and subject to the rights of holders of any other series of Preferred Stock, the holders of outstanding Series C Preferred Stock are entitled to receive an amount equal to the per share price to the public of the Series C Preferred Stock shown on the cover page of this Prospectus (20 times the price to the public for each Depositary Share shown on the cover page of this Prospectus), plus accrued and unpaid dividends thereon, out of the assets of the Company available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other Junior Stock upon liquidation, dissolution or winding up.

   If upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the assets of the Company are insufficient to permit the payment of the full preferential amounts payable with respect to the Series C Preferred Stock and all other series of Parity Preferred Stock, the holders of Series C Preferred Stock and of all other series of Parity Preferred Stock will share ratably in any distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Series C Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. A Transaction will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

   The holders of Series C Preferred Stock will have the right with the holders of Common Stock to vote in the election of directors and upon each other matter coming before any meeting of the holders of Common Stock on the basis of 20 votes for each share of Series C Preferred Stock held (one vote for each Depositary Share). The holders of Series C Preferred Stock and the holders of Common Stock will vote together as one class on such matters except as otherwise provided by law or by the Company's Restated Certificate of Incorporation.

   In the event that the equivalent of six quarterly dividends payable on the Series C Preferred Stock shall be in arrears, the number of directors of the Company will be increased by two and the holders of the Series C Preferred Stock shall have the exclusive right, voting separately and as a class, with each share of Series C Preferred Stock entitled to 20 votes (equivalent to one vote per depositary share), to elect the two additional directors (the "Series C Directors"). Such right shall continue until all dividends in arrears and dividends in full for the current quarterly period have been paid or declared and set apart for payment. The term of office of any director elected by the holders of the Series C Preferred Stock will terminate on the earlier of (i) the next annual meeting of shareholders at which a successor has been elected and qualified or (ii) the termination of the right of holders of the Series C Preferred Stock to elect Series C Directors.

   The Company will not, without the approval of the holders of at least 66 2/3 percent of the Series C Preferred Stock then outstanding: (i) amend, alter, or repeal any of the provisions of the Restated Certificate of Incorporation or By-Laws of the Company so as to affect adversely the powers, preferences or rights of the holders of the Series C Preferred Stock then outstanding or reduce the minimum time for any required notice to which the holders of the Series C Preferred Stock then outstanding may be entitled (an amendment of the Restated Certificate of Incorporation to authorize or create, or to increase the authorized amount of, Common Stock or other Junior Stock or any stock of any class ranking on a parity with the Series C Preferred Stock being deemed not to affect adversely the powers, preferences or rights of the holders of the Series C Preferred Stock); (ii) authorize or create, or increase the authorized amount of, any stock of any class, or any security convertible into capital stock of any class, ranking prior to the Series C Preferred Stock either as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company; (iii) merge or consolidate with or into any other corporation, unless each holder of Series C Preferred Stock immediately preceding such merger or consolidation receives or continues to hold in the resulting corporation the same number of shares, with substantially the same rights and preferences, as correspond to the Series C Preferred Stock so held as contemplated above under "Adjustment for Certain Transactions"; or (iv) voluntarily dissolve, liquidate or wind up the affairs of the Company.

   The Company will not, without the approval of the holders of at least a majority of the shares of Series C Preferred Stock then outstanding create, or increase the authorized number of shares of, any other class or classes of Parity Preferred Stock, or create any stock or other security convertible into or exchangeable for or evidencing the right to purchase any Parity Preferred Stock, or increase the authorized number of shares of any such other class or amount of such other stock or security.

   Notwithstanding the provisions summarized in the preceding two paragraphs, no such approval described therein of the holders of the Series C Preferred Stock will be required if, at or before the time when such amendment, alteration or repeal is to take effect or when the authorization, creation, increase or issuance of any such prior or parity stock or convertible security is to be made, or when such consolidation or merger is to take effect, as the case may be, provision is made for the redemption of all Series C Preferred Stock at the time outstanding in accordance with the Certificate of Designations.

TRANSFER AGENT AND REGISTRAR

   Midlantic Bank, N.A. will act as transfer agent and registrar for, and paying agent for the payment of dividends on, the Series C Preferred Stock.

LISTING

   Application will be made to list the Depositary Shares on the NYSE under the trading symbol "TTIPR."

MISCELLANEOUS

   Upon issuance, the Series C Preferred Stock will be fully paid and nonassessable. Holders of Series C Preferred Stock have no preemptive rights. The Company will at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion or redemption of Series C Preferred Stock, such number of shares of Common Stock as will from time to time be issuable upon the conversion or redemption of all the Series C Preferred Stock then outstanding. The Series C Preferred Stock redeemed for, or converted into Common Stock of the Company or otherwise reacquired by the Company will resume the status of authorized and unissued shares of Preferred Stock, undesignated as to series, and will be available for subsequent issuance.

                       DESCRIPTION OF DEPOSITARY SHARES

   The summary contained herein of the terms of the shares of Depositary Shares does not purport to be complete and is subject to and qualified in its entirety by reference to all of the provisions of the Deposit Agreement and the Depositary Receipts copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

   Each Depositary Share represents one-twentieth of a share of Series C Preferred Stock deposited under the Deposit Agreement, dated as of , (the "Deposit Agreement") among the Company, Midlantic Bank, N.A., as Depositary (the "Depositary"), and all holders from time to time of depositary receipts issued thereunder (the "Depositary Receipts"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Series C Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Series C Preferred Stock represented thereby (including dividend, voting, redemption, conversion and liquidation rights) and subject, proportionately, to all of the limitations of the Series C Preferred Stock represented thereby, contained in the Certificate of Designations summarized under "Description of the Series C Preferred Stock."

   The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement. Immediately following the issuance and delivery of the Series C Preferred Stock by the Depositary to the Underwriters as contemplated herein, the Underwriters will deposit the Series C Preferred Stock with the Depositary, which will then issue the Depositary Shares to the Underwriters. The Company intends to make application to the Depositary Trust Company for acceptance of all or a portion of the Depositary Receipts for its book-entry settlement system.

   Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter and will be exchangeable for temporary Depositary Receipts at the Depositary's expense.

DIVIDENDS AND OTHER DISTRIBUTIONS

   The Depositary will distribute all cash distributions and other distributions received in respect of the Series C Preferred Stock to the record holders of Depositary Shares in proportion to the number of such Depositary Shares owned by such holders.

   In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

RECORD DATE

   Whenever (i) any cash dividend or other cash distribution becomes payable, any distribution other than cash is made, or any rights, preferences or privileges are at any time offered with respect to the Series C Preferred Stock, or (ii) the Depositary receives notice of any meeting at which holders of Series C Preferred Stock are entitled to vote or of which holders of Series C Preferred Stock are entitled to notice or any solicitation of consents in respect of the Series C Preferred Stock, or any call or conversion of any Series C Preferred Stock, or if at any time the Depositary and the Company otherwise deem it appropriate, the Depositary will in each such instance fix a record date (which shall be the same date as the record date for the Series C Preferred Stock) for the determination of the holders of Depositary Receipts who are entitled to (a) receive such dividend, distribution, rights, preferences or privileges or the net proceeds of the sale thereof, (b) receive notice of, and give instructions for the exercise of voting rights at, any such meeting or (c) receive notice of any such call or conversion, subject to the provisions of the Deposit Agreement.

WITHDRAWAL OF SERIES C PREFERRED STOCK

   Upon surrender of the Depositary Receipts at the corporate trust office of the Depositary (unless the related Depositary Shares have been previously called for redemption), the holder of the Depositary Shares evidenced thereby is entitled to delivery at such office to or upon his order of the number of whole shares of Series C Preferred Stock and any money or other property represented by such Depositary Shares. Holders of Depositary Shares will be entitled to receive whole shares of Series C Preferred Stock on the basis of one share of Series C Preferred Stock for each 20 Depositary Shares, but holders of such whole shares of Series C Preferred Stock will not thereafter be entitled to receive Depositary Shares in exchange therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares Series C Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OR CONVERSION OF DEPOSITARY SHARES

   As described under "Description of the Series C Preferred Stock -- Mandatory Conversion of Series C Preferred Stock," " -- Optional Redemption of Series C Preferred Stock" and " -- Conversion at the Option of the Holder," the Series C Preferred Stock is subject to automatic conversion into shares of Common Stock on the Mandatory Conversion Date, the Company's right to redeem the Series C Preferred Stock for Common Stock at any time on or after the First Call Date and before the Mandatory Conversion Date and the holder's right to convert the Series C Preferred Stock into Common Stock at its option. The Depositary Shares are subject to redemption or conversion upon the same terms and conditions (including as to notice to the owners of Depositary Shares and as to selection of Depositary Shares to be called if fewer than all of the outstanding Depositary Shares are to be called) as the Series C Preferred Stock held by the Depositary using the Common Stock received by the Depositary, except that the number of shares of Common Stock received upon conversion of each Depositary Share will be equal to one-twentieth of the number of shares of Common Stock received upon conversion of each of the Series C Preferred Stock. To the extent that Depositary Shares are converted into shares of Common Stock and all such shares of Common Stock cannot be distributed to the record holders of Depositary Receipts without creating fractional interests in such shares, the Company will cause the Depositary to distribute cash to holders in lieu of fractional shares as provided above under "Description of the Series C Preferred Stock Fractional Shares." The amount distributed in the foregoing case will be reduced by any amount required to be withheld by the Company or the Depositary on account of taxes or otherwise required pursuant to law, regulation or court process.

VOTING OF SERIES C PREFERRED STOCK

   Upon receipt of notice of any meeting at which holders of Series C Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to Series C Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date of the Series C Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of shares of Series C Preferred Stock represented by such holder's Depositary Shares. The Depositary will use best efforts, insofar as practicable, to vote the amount of shares of Series C Preferred Stock represented by such Depositary Shares in accordance with such instructions and the Company will agree to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting Series C Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing Series C Preferred Stock.

   Each Depositary Share shall entitle the holder to instruct the Depositary to cast one-twentieth of a share of Series C Preferred Stock share vote on each matter submitted to a vote of the stockholders of the Company. See "Description of the Series C Preferred Stock --Voting Rights."

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

   The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares (or, which relates to or affects rights to receive dividends or distributions, or voting or redemption rights) will not be effective unless such amendment has been approved by the holders of at least two-thirds of the Depositary Shares then outstanding. In no event may any amendment impair the right of any holder of Depositary Receipts, subject to the conditions specified in the Deposit Agreement, upon such surrender of the Depositary Receipts evidencing such Depositary Shares, to receive shares of Series C Preferred Stock or upon conversion of the Series C Preferred Stock represented by the Depositary Receipts, to receive shares of Common Stock, and in each case any money or other property represented thereby, except in order to comply with mandatory provisions of applicable law.

   The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or converted, (ii) there has been a final distribution in respect of the Series C Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts or (iii) upon consent of holders of Depositary Receipts representing not less than two-thirds of the Depositary Shares then outstanding.

   Whenever the Deposit Agreement has been terminated pursuant to clause
(iii) of the preceding paragraph the Depositary will mail notice of such termination to the record holders of all Depositary Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 90 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment. If any Depositary Receipts remain outstanding after the date of termination, the Depositary thereafter will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notices of such termination) or perform any further acts under the Deposit Agreement except as provided below and except that the Depositary will continue to (i) collect dividends on the Series C Preferred Stock and any other distributions with respect thereto and (ii) deliver the Series C Preferred Stock together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest thereon, in exchange for Depositary Receipts surrendered. At any time after the expiration of three years from the date of termination, the Depositary may sell the Series C Preferred Stock then held by it at public or private sales, at such place or places and upon such terms as it deems proper and may thereafter hold the net proceeds of any such sale, together with any money and other property then held by it, without liability or interest thereon, for the pro rata benefit of the holders of Depositary Receipts which have not been surrendered. The Company does not intend to terminate the Deposit Agreement or to permit the resignation of the Depositary without appointing a successor depositary. In the event the Deposit Agreement is terminated, the Company will use all reasonable efforts to have the Series C Preferred Stock listed on the NYSE.

CHARGES OF DEPOSITARY

   The Company will pay all transfer and other governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Series C Preferred Stock and any redemption of such Series C Preferred Stock. Holders of Depositary Receipts will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts. The Depositary may refuse to effect any transfer of a Depositary Receipt or any withdrawal of Series C Preferred Stock evidenced thereby until all such taxes and charges with respect to such Depositary Receipt or such Series C Preferred Stock are paid by the holder thereof.

MISCELLANEOUS

   The Depositary will forward to holders of Series C Preferred Stock all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of Series C Preferred Stock.

   Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and the Company and the Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Series C Preferred Stock unless satisfactory indemnity is furnished. They may rely on written advice of counsel or accountants, or information provided by persons presenting Series C Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

   The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary. Any such resignation or removal of the Depositary will take effect upon the appointment of a successor Depositary, which successor Depositary must be appointed within 90 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                      DESCRIPTION OF OTHER CAPITAL STOCK


   The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $0.01 per share of which 34,826,668 shares were outstanding as of June 7, 1996, and 1,000,000 shares of Preferred Stock, par value $0.10 per share, of which 53,631 shares of the Company's Series B Preferred Stock were outstanding as of such date.


COMMON STOCK

   The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of shares of Common Stock are not entitled to cumulate their votes in elections for directors, which means that holders of more than half the outstanding shares of Common Stock can elect all of the directors of the Company standing for election.

   The holders of shares of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors in its discretion from any assets legally available therefor, after payment of dividends required to be paid on outstanding shares of Preferred Stock, if any. In the event of the dissolution of the Company, whether voluntary or involuntary, after distribution to the holders of Preferred Stock of amounts to which they may be preferentially entitled, the holders of Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to its stockholders. The holders of Common Stock have no preemptive, subscription, conversion or redemption rights and are not subject to further calls or assessments, or rights of redemption by the Company. The Common Stock currently outstanding is validly issued, fully paid and nonassessable.

PREFERRED STOCK

   The Board of Directors has the authority by resolution to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. In 1994, the Board of Directors of the Company adopted a Certificate of Designation authorizing the issuance of the shares of Series B Preferred Stock. Upon the consummation of this offering, the Company will issue Depository Shares, each one representing one-twentieth of a share of Series C Preferred Stock. Upon the consummation of this offering, the issuance of the Series C Preferred Stock pursuant thereto, there will remain shares of Preferred Stock authorized and available for issuance by the Company, the terms of which may be fixed by the Board of Directors in its sole discretion.

SERIES B VOTING CONVERTIBLE EXCHANGEABLE PREFERRED STOCK


   As of the date of this Prospectus, the Company has 53,631 shares of Series
B Preferred Stock, issued and outstanding. All of the outstanding shares of Series B Preferred Stock are held by an investment group controlled by Corporate Partners, L.P. A wholly owned subsidiary of Lazard Freres & Co. LLC is the general partner of Corporate Advisors, L.P. The Series B Preferred
Stock has an annual dividend yield of six percent which through April 15, 1996 had been paid quarterly by the issuance of additional shares of Series B Preferred Stock; thereafter, such dividend payments are required to be made in cash. The Series B Preferred Stock has a liquidation value of $1,050 per share and is convertible, at the option of the holder, into shares of Common Stock of the Company at a conversion price of $10.00 per share, subject to certain adjustments as set forth in the Certificate of Designation for the Series B Preferred Stock. Commencing in 1999, the shares of Series B Preferred Stock are convertible into Common Stock for designated periods at the then market price but not less than $5 per share. Holders of the Series B Preferred Stock are entitled to vote (on an as-converted basis) with the holders of the Common Stock as a single class on all matters which the common stockholders may vote.


   The Company has the option, at any time, to exchange the Series B Preferred Stock for 6% Convertible Subordinated Notes. The Company also may redeem the Series B Preferred Stock at any time after April 15, 1997 for an amount equal to 105.25% of the liquidation value which reduces annually to 100% of the liquidation value in 2004. On April 15, 2004, the Company is required to redeem all outstanding shares of the Series B Preferred Stock and the redemption price shall be paid, at the Company's option, in cash or in shares of Common Stock.


   Pursuant to the terms of an agreement among the Company and the holders of the Series B Preferred Stock, until the Series B Preferred Stock is converted, the holders thereof are entitled to nominate two members to the Company's Board of Directors. The holders of the Series B Preferred Stock have nominated and the stockholders of the Company have elected, as directors of the Company, Jonathan Kagan and David B. Golub, both Managing Director of Corporate Advisors, L.P. Such agreement places limitations on the incurrence of additional Indebtedness and Liens (as defined) and the ability to issue Disqualified Capital Stock (as defined) without the consent of a majority of holders of the Series B Preferred Stock. Pursuant to the terms of a registration agreement among the Company and the holders of the Series B Preferred Stock, the Company has granted the holders thereof certain demand and incidental registration rights with respect to the Series B Preferred Stock, any Common Stock issued upon conversion of such preferred stock or any notes issued in exchange for such preferred stock.


CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK


   Under the Company's Restated Certificate of Incorporation, as of June 7, 1996, there were 39,982,842 unissued shares of Common Stock and 946,369 shares of unissued Preferred Stock. These additional shares may be utilized for a variety of proper corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions. The Company does not currently have any plans to issue additional shares of Common Stock or Preferred Stock (other than shares of Common Stock to be issued upon the exercise of options granted to certain officers and employees of the Company and Common Stock reserved for issuance upon the exercise of certain outstanding warrants).


   One of the effects of the existence of unissued and unreserved Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. The Board of Directors can issue the Preferred Stock without stockholder approval, with voting and conversion rights which could adversely affect the voting stock of the common stockholders.

   In addition, certain other charter provisions, which are described below, may have the effect, alone or in combination with each other or with the existence of authorized but unissued stock, of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

DIVIDEND RESTRICTIONS


        The terms of the Company's Senior Subordinated Notes, Convertible Notes, Credit Facilities and Series B Preferred Stock restrict the Company from paying dividends on its capital stock.


   Pursuant to the Indenture relating to the Senior Subordinated Notes (the "Indenture") dated as of August 15, 1992 among the Company, certain of its subsidiaries and NationsBank of Virginia, N.A., neither the Company nor any of its subsidiaries is permitted to pay dividends if, after giving effect to any such payment (a) a default or event of default under the Indenture shall have occurred and be continuing, (b) the Company would not be able to incur $1 of additional indebtedness under the tests set forth in the Indenture that permit the incurrence of additional indebtedness (these tests require, among other matters, that the Company maintains a level of cash flow to cover fixed charges), or (c) the aggregate amount of all dividend payouts, combined with other restricted payments under the Indenture, would exceed the sum of: (i) 50% of the aggregate cumulative consolidated net income (minus 100% of any cumulative net loss) for periods commencing April 1, 1992; (ii) 100% of the net proceeds from the sale of Qualified Capital Stock, which defined term would include the Series C Preferred Stock; and (iii) $20 million.


   The Purchase Agreement relating to the Convertible Notes (the "Purchase Agreement") dated July 18, 1991 among the Company, First Chicago Investment Corporation and Madison Dearborn Partners VII provides that, without the consent of a majority in principal amount of such notes, the Company may not pay any cash dividends on its capital stock. The Company expects it will receive the necessary consent to permit payment of dividends on the Series C Preferred Stock, provided it is not in default in the payment of principal or interest.


   The Credit Agreement ("Credit Agreement") dated as of February 22, 1995 among the Company, certain of its subsidiaries, the lenders and GECC as Agent, permit the payment of dividends so long as (i) no default or event of default has occurred or is continuing thereunder; (ii) the tangible net worth (as defined) of the Company for its immediately preceding fiscal year is at least $118 million and (iii) the amount of the dividend payment, when combined with certain other permitted payments which cannot exceed $500,000 per year, do not exceed 15% of the net income of the Company for such fiscal year. The Company expects it will receive the necessary consent to permit payment of dividends on the Series C Preferred Stock provided it is not in default in the payment of principal or interest.

   The dividend restrictions set forth in the Stock Purchase Agreement dated as of April 15, 1994 between the Company, Corporate Partners, L.P., Corporate Offshore Partners, L.P., the State Board of Administration of Florida and Corporate Advisors, L.P. (the "Stock Purchase Agreement") pursuant to which the Company issued $50 million of Series B Preferred Stock are similar in nature to those contained in the Indenture. Under the Stock Purchase Agreement, no dividend payment may be made on shares of capital stock of the Company ranking junior to the Series B Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation without the consent of the holders of a majority of shares of Series B Preferred Stock if, after giving effect thereto (i) a Restriction Event (as defined in the Company's Certificate of Designations for the Series B Preferred Stock) shall have occurred and is continuing; (ii) the Company would not be able to incur $1 of additional indebtedness under the tests set forth in the Stock Purchase Agreement that permit the incurrence of additional indebtedness provided that the Company meets certain Consolidated Fixed Charge Coverage Ratios set forth in Section 6(k) of the Stock Purchase Agreement or (iii) the aggregate amount expended for all Restricted Payments (as defined) since March 31, 1994 exceeds the sum of (A) 50% of the aggregate cumulative Consolidated Net Income (minus 100% of any cumulative net loss) for periods commencing on January 1, 1994 and (B) 100% of the aggregate Net Proceeds from the sale of Qualified Capital Stock (as defined). The Series B Preferred Stock ranks on a parity, both as to payment of dividends and distribution of assets upon liquidation, with the Series C Preferred Stock.

   The foregoing descriptions of certain provisions of the Indenture, the Purchase Agreement, the Credit Agreement and the Stock Purchase Agreement are brief summaries of technical provisions of such instruments that contain several defined terms. For a complete description of such restrictions, investors are urged to review the instruments in question, all of which are incorporated by reference into this Prospectus.

CERTAIN SPECIAL CHARTER PROVISIONS

   Stockholder Action by Written Consent. Under Delaware law, unless the Certificate of Incorporation specifies otherwise, any action that might be taken by stockholders at an annual or special meeting may be taken instead without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. The Restated Certificate of Incorporation of the Company provides that no action shall be taken by stockholders by written consent and accordingly specifically provides that the statutory rule shall not apply to actions by stockholders by the Company. As a result, notice to and voting by all the stockholders will be required prior to stockholder action on any matter.

   Size of Board of Directors, Staggered Board and Filling of Vacancies on the Board of Directors. The Restated Certificate of Incorporation of the Company provides that the number of directors shall be not fewer than 6 nor more than 13, as shall be determined by resolution of the Board of Directors from time to time, except that such maximum number may be increased by the Board of Directors in fixing the rights and preferences of additional series of Preferred Stock.

   The Restated Certificate of Incorporation also provides that the members of the Board of Directors of the Company will be classified into three classes, with the term of each class to run for three years and expire at successive annual meetings of stockholders. Thus, it would take a minimum of two annual meetings of stockholders to change the majority of the Board of Directors. Vacancies on the Board of Directors that may occur between annual meetings may be filled only by the Board of Directors. In addition, this provision specifies that any director elected to fill a vacancy on the Board will serve for the balance of the term of the replaced director.

   Calling of Meetings of Stockholders, Notice of Director Nominees and Other Stockholder Proposals. The Restated Certificate of Incorporation of the
Company provides that special meetings of stockholders may be called only by the Board of Directors and that at each meeting of stockholders only such business may be conducted as is (a) specified in the written notice of meeting given by or at the direction of the Board, (b) brought before the meeting by the Board or by the Chairman of the Meeting or (c) specified in a written notice given by or on behalf of a stockholder of record, in the case of an annual meeting, not less than 10 days prior to the date which is one year following the notice of the prior year's annual meeting, and in the case of a special meeting, not more than 10 days after the date of the notice of such meeting given by or at the direction of the Board. Any such notice is required to include specified information concerning the stockholder and each such item of business and, in the case of a nomination for director, each such nominee.

   The Restated Certificate of Incorporation requires approval by the holders of two thirds of the voting power of the outstanding voting stock of the Company entitled to vote in elections of directors, voting together as a single class, of any amendment to the Certificate of Incorporation with respect to stockholder action by written consent, the size and classification of the Board, the filling of vacancies on the Board, the calling of meetings of stockholders and the nomination by stockholders of directors and other stockholder proposals, unless such amendment is approved by a majority of the Continuing Directors (as defined) in which event any such amendment shall require approval by the affirmative vote of not less than a majority in voting power of the outstanding voting stock of the Company entitled to vote in the election of directors.

   Voting Requirement for Certain Business Combination Transactions. In general, the Restated Certificate of Incorporation of the Company provides that the affirmative vote of the holders of a majority in combined voting power of the outstanding shares of capital stock of the Company entitled to vote thereon shall be required to approve the dissolution of the Company, any merger, consolidation or similar business combination transaction involving the Company and the sale, lease or exchange of all or substantially all of its assets. However, the Company's Certificate of Incorporation requires the affirmative vote of holders of 80% in combined voting power of the outstanding Common Stock and Preferred Stock of the Company entitled to vote generally in the election of directors, voting together as a single class, to approve certain Significant Transactions (as defined), unless the transaction is approved in the manner otherwise required by law and by the Certificate of Incorporation and is also approved by a majority of the Continuing Directors (as defined), or certain minimum price, form of consideration and procedural requirements are met. This 80% voting requirement would apply only in the event a Significant Transaction were proposed by an Interested Stockholder (as defined) and the procedures specified below were not complied with.

   The voting requirements outlined above will not apply, however, if: (i) immediately prior to the time the Business Combination is consummated, the Company beneficially owned a majority of each class of the outstanding equity securities of the Interested Stockholder; (ii) the Significant Transaction was approved by not less than a majority of the Continuing Directors; or
(iii) the consideration to be received by the holders of each class of the Company's outstanding Voting Stock, as defined, in the Significant Transaction (1) is at least equal to the greater of (a) the highest per share price (including any brokerage commission, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of such class (i) within the two-year period immediately prior to the first public announcement of the proposal of the Significant Transaction or (ii) in the transaction in which it became an Interested Stockholder, and (b) the fair market value per share of such class, on the date such Interested Stockholder became such or such proposed Significant Transaction was first publicly announced, whichever is higher, (2) is in cash or in the same form of consideration as the Interested Stockholder paid to acquire the largest number of shares of such class of Voting Stock previously acquired by it, and
(3) after the date the Interested Stockholder became such there was no specified change in the Company's dividend policy and certain other conditions are satisfied.

   An "Interested Stockholder" generally is defined under the Restated Certificate of Incorporation of the Company as the Beneficial Owner (as defined) of 20% or more of the outstanding shares of stock of the Company entitled to vote generally in the election of directors. "Beneficial Ownership" is defined in accordance with the definition of beneficial ownership under Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on December 20, 1985, and includes all shares of Voting Stock as to which the Interested Stockholder in question has sole or shared voting or investment power. However, for purposes of the Restated Certificate of Incorporation, an Interested Stockholder is also deemed to own beneficially shares of Voting Stock owned, directly or indirectly, by any "Affiliate" or "Associate" (each as defined in the Restated Certificate of Incorporation) of the Interested Stockholder, as well as (i) shares which it or any such Affiliate or Associate has a right to acquire or the right to vote, (ii) shares issuable upon the exercise of options, warrants or rights, or upon conversion of convertible securities, held by the Interested Stockholder or its Affiliates or Associates and (iii) shares beneficially owned by any other person with whom the Interested Stockholder or any of such stockholder's Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of shares of Voting Stock of the Company.

   A "Significant Transaction" subject to the provision includes: (i) a merger or consolidation involving the Company or any of its subsidiaries and an Interested Stockholder; (ii) a sale, lease exchange, mortgage, pledge, transfer or other disposition of assets, securities or commitments of the Company or any of its subsidiaries having a fair market value (as defined) of $5,000,000 or more to an Interested Stockholder; (iii) an issuance, transfer or sale (in one transaction or a series of transactions) of securities of the Company or any of its subsidiaries to an Interested Stockholder for consideration aggregating $5,000,000 or more; (iv) the adoption of any plan or proposal for the liquidation, dissolution or winding up of the Company, if as of the record date for the determination of stockholders entitled to vote with respect thereto any person is an Interested Stockholder; and (v) a reclassification of securities (including any reverse stock split) or recapitalization of the Company or any merger or consolidation of the Company with or into any of its subsidiaries or any other transaction, in any case having the effect, directly or indirectly, of increasing the percentage interest of an Interested Stockholder or any Affiliate or Associate thereof, in any class of equity securities or securities convertible into equity securities of the Company or any subsidiary. A "Continuing Director" is defined as one serving as a director as of December 20, 1985, or one elected to the Board of Directors after December 20, 1985 upon the recommendation of a majority of the Continuing Directors, voting separately and as a subclass of directors on such recommendation. The Restated Certificate of Incorporation provides for payment of expenses incurred by Continuing Directors in connection with the exercise of their authority with respect to Significant Transactions.

   The Restated Certificate of Incorporation of the Company provides that this provision may not be repealed or amended in any respect unless such action is approved by the affirmative vote of the holders of not less than 80% in voting power of outstanding voting stock of the Company entitled to vote in the election of directors, voting together as a single class, unless such amendment is approved by a majority of the Continuing Directors (as defined) in which event such amendment shall require approval by the affirmative vote of not less than a majority in voting power of the outstanding voting stock of the Company entitled to vote in the election of directors, voting together as a single class.

PREFERRED STOCK RIGHTS PLAN

   On September 8, 1988, the Board of Directors of the Company announced a dividend distribution of one Right for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on September 7, 1988. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Preferred Stock, $.10 par value per share (the "Preferred Stock"), at a Purchase Price of $50 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Manufacturers Hanover Trust Company, as Rights Agent.

   Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock or (iii) 10 business days after the Board of Directors of the Company determines any person, alone or together with its affiliates and associates, has become the Beneficial Owner of an amount of Common Stock which the Board of Directors determines to be substantial (which amount shall in no event be less than 15% of the shares of Common Stock outstanding) and the Board of Directors, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, shall determine that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain Its competitive position) on the business or prospects of the Company (any such person being referred to herein and in the Rights Agreement as an "Adverse Person").

   Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after September 7, 1988 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

   The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 7, 1998, unless earlier redeemed by the Company as described below.

   As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

   In the event that (i) a Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the Board of Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders) or (ii) the Board of Directors determines that a person is an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or Adverse Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

   For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person or by an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock had a per share value of $14.25 at such time, the holder of each valid Right would be entitled to purchase 7 shares of Common Stock for $50.

   In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

   The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or
(iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

   With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

   In general, at any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). The Company may not redeem the Rights if the Board of Directors has previously declared a person to be an Adverse Person. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

   Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

   Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

TRANSFER AGENT

   Midlantic Bank, N.A. is the Transfer Agent and Registrar for the Common
Stock.

                  CERTAIN FEDERAL INCOME TAX CONSIDERATIONS


   In the opinion of Baer Marks & Upham LLP, counsel to the Company, the following discussion sets forth the material United States federal income tax consequences expected to apply to a holder with respect to the purchase, ownership and disposition of the Depositary Shares and the shares of Series C Preferred Stock represented thereby. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this Prospectus. The consequences to any particular holder may differ from those described below by reason of that holder's particular circumstances. This summary does not address the considerations that may be applicable to particular classes of holders, including financial institutions, broker-dealers, tax-exempt organizations, banks, insurance companies and persons who are not citizens or residents of the United States, or who, as to the United States, are foreign corporations, foreign partnerships or foreign estates or trusts. In addition, this summary is limited to persons that will hold the Depositary Shares or any shares of Series C Preferred Stock or Common Stock received in exchange therefor as "capital assets" within the meaning of Section 1221 of the Code. The Company has not and will not seek a ruling from the Internal Revenue Service (the "IRS") with respect to any tax matters relating to the Depositary Shares or the shares of Series C Preferred Stock represented thereby. Stock having terms substantially similar to the terms of the Series C Preferred Stock has not been the subject of any regulation, ruling or judicial decision currently in effect, and there can be no assurance that the IRS will adopt the positions set forth below.


   The following discussion does not constitute, and should not be considered as, legal or tax advice to prospective holders. Each potential holder should consult with its own tax adviser before determining whether to purchase the Depositary Shares including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

DEPOSITARY SHARES

   Holders of the Depositary Shares will be treated for United States federal income tax purposes as owners of the shares of Series C Preferred Stock represented by the Depositary Shares. Accordingly, the tax treatment of the owners of the Depositary Shares will be the same as the tax treatment of the owners of the Series C Preferred Stock as described below. Thus, upon the withdrawal of shares of Series C Preferred Stock in exchange for Depositary Shares as provided in the Depositary Agreement, (i) no gain or loss will be realized by an exchanging holder, (ii) the tax basis of each share of Series C Preferred Stock to an exchanging holder will be the same as the aggregate tax basis of the Depositary Shares exchanged therefor, and (iii) the holding period for shares of Series C Preferred Stock in the hands of an exchanging holder will include the period during which such holder held Depositary Shares exchanged therefor.

   Hereinafter, references in this "Certain Federal Income Tax
Considerations" section to holders of the Series C Preferred Stock will mean both holders of shares of Series C Preferred Stock and holders of Depositary Shares representing shares of Series C Preferred Stock, and references to shares of Series C Preferred Stock will mean both shares of Series C Preferred Stock and Depositary Shares.

DIVIDENDS

   Dividends paid on shares of Series C Preferred Stock will be taxable as ordinary income to the extent paid out of the Company's current or accumulated earnings and profits (as defined for United States federal income tax purposes). Dividends received by corporations out of such earnings and profits will generally qualify for the 70 percent dividends-received deduction, so long as the holder has held its shares of Series C Preferred Stock for a sufficient time (generally more than 45 days) and certain other conditions are met. The 70 percent dividends-received deduction may be reduced for holders who borrow funds directly attributable to the purchase of its shares. Where the dividends-received deduction is available, a portion of the amount deducted may have to be included by a corporation in computing its possible liability for alternative minimum tax. In addition, recently-proposed legislation includes two provisions that, if enacted, would materially affect corporations that rely on the dividends-received deduction. The proposed legislation would (1) reduce the 70 percent dividends-received deduction to 50 percent, and (2) eliminate the dividends-received deduction for a particular dividend if the corporate taxpayer's holding period for dividend-paying stock is not satisfied over a specified period immediately before and immediately after the taxpayer becomes entitled to receive the dividend. There can be no assurance as to whether these provisions will be enacted by the United States Congress or, if enacted, what the effective date would be.


   Under certain circumstances, a corporation that receives an "extraordinary dividend," as defined in Section 1059 of the Code, is required to reduce its stock basis by the non-taxed portion of such dividend (generally, the portion claimed as a dividends-received deduction). Quarterly dividends not in arrears paid to a holder of shares of Series C Preferred Stock generally will not constitute extraordinary dividends under Section 1059(c) of the Code. Under a special rule in Section 1059(f) of the Code, any dividend with respect to "disqualified preferred stock" is treated as an extraordinary dividend. Although the issue is not free from doubt, it is counsel's opinion that the shares of Series C Preferred Stock should not constitute "disqualified preferred stock."

ABSENCE OF EARNINGS AND PROFITS


   Because the Company presently has a deficit in accumulated earnings and profits for United States federal income tax purposes, in general, unless the Company generates earnings and profits each year in an amount at least equal to the amount of dividends payable on the shares of Series C Preferred Stock (and all other stock ranking senior thereto or pari passu therewith), all or part of the distributions made by the Company on the shares of Series C Preferred Stock will be treated as returns of capital rather than dividends eligible for the dividends-received deduction available to corporations. A return of capital reduces the holder's tax basis in the shares of Series C Preferred Stock, is taxable as capital gain to the extent it exceeds basis, and results in additional taxable gain (or reduced taxable loss) upon a sale or other taxable disposition of the shares of Series C Preferred Stock. No assurance can be given that the Company will be able to generate sufficient earnings and profits to prevent all or part of the distributions on the Series C Preferred Stock from being treated as returns of capital.


RECEIPT OF COMMON STOCK UPON REDEMPTION OR CONVERSION

   Gain or loss generally will not be recognized by a holder upon redemption of shares of Series C Preferred Stock for shares of Common Stock or the conversion of shares of Series C Preferred Stock into shares of Common Stock if no cash is received. Dividend income may be recognized, however, to the extent cash or Common Stock is received in payment of dividends in arrears. In addition, a holder who receives cash in lieu of a fractional share will be treated as having received such fractional share and having exchanged it for cash in a transaction subject to Section 302 of the Code and related provisions. A holder who receives both Common Stock and cash (other than any cash in lieu of a fractional share and cash treated as dividend income as a result of payment of dividends in arrears) upon redemption of Series C Preferred Stock into shares of Common Stock will not recognize any loss and will recognize gain (if any) upon such conversion, but not in excess of the amount of such cash. The measure of such a holder's gain will be the excess (if any) of the sum of such cash plus the value of the shares of Common Stock received (other than shares of Common Stock taxed as a dividend upon receipt) over such holder's adjusted tax basis in the converted Series C Preferred Stock. Depending on the facts and circumstances, such gain might be treated in whole or part as a dividend. Any such dividend to a corporate holder might constitute an "extraordinary dividend" under Section 1059 of the Code, with the result that certain regular dividends received by such holder might also be treated as "extraordinary." See "-- Dividends" and "-- Absence of Earnings and Profits."

   Generally, a holder's basis in the Common Stock received upon the redemption or conversion of shares of Series C Preferred Stock (other than shares of Common Stock taxed as a dividend upon receipt) will equal the adjusted tax basis of the redeemed or converted Series C Preferred Stock plus the amount of gain recognized, minus the amount of cash received, and the holding period of such Common Stock will include the holding period of the redeemed or converted Series C Preferred Stock. In the event that the receipt of Common Stock is treated as a taxable dividend, the holder will have a fair market value basis in such Common Stock and the holding period for such Common Stock will begin on the day after the date that the Common Stock is received.

REDEMPTION PREMIUM

   Under Section 305 of the Code and Treasury regulations thereunder, if the redemption price of redeemable preferred stock exceeds its issue price, the entire amount of such excess may in certain circumstances constitute an unreasonable redemption premium which will be treated as a constructive dividend taken into account by the holder each year, generally in the same manner as original issue discount would be taken into account were the preferred stock treated as a debt instrument for United States federal income tax purposes. Any such constructive dividends would be subject to the same rules applicable to the stated quarterly dividends, as described in the discussions of "Dividends" and "Absence of Earnings and Profits" above. Such constructive dividends would also be taken into account for purposes of applying the extraordinary dividend rules of Code Section 1059 and the amount or period over which such constructive dividends are taken into account could in certain circumstances cause some or all of the stated quarterly dividends to be treated as extraordinary dividends. Although the issue is not free from doubt, it is counsel's opinion that the holder of Series C Preferred Stock should not be required to include in income any redemption premium under Code
Section 305.

ADJUSTMENT OF CONVERSION RATE


   Certain possible future adjustments (or failures to make adjustments) to the conversion rate, based on the Company's issuance of certain rights, warrants, evidences of its indebtedness, securities or other assets to holders of its Common Stock, which have the effect of increasing the proportionate interest of a holder of shares of Series C Preferred Stock in the Company's assets or earnings and profits, may result in constructive distributions taxable as dividends to such holders (to the extent the Company has current or accumulated earnings and profits), which may constitute (and cause other dividends to constitute) "extraordinary dividends" to corporate holders as described above. See "-- Dividends" and "-- Absence of Earnings and Profits."


CONVERSION OF SERIES C PREFERRED STOCK AFTER DIVIDEND RECORD DATE

   If a holder whose shares of Series C Preferred Stock have not been called for redemption surrenders such shares for conversion into shares of Common Stock after a dividend record date but before payment of the dividend, such holder will be required to pay the Company an amount equal to such dividend upon conversion. In such circumstances, the holder would likely be required to treat the dividend payment in accordance with the rules described under "-- Dividends" and "-- Absence of Earnings and Profits" and would increase the basis of the Common Stock received by the amount paid to the Company in connection with the receipt of such dividend.

CALL TREATMENT

   It is possible that the IRS might assert that the shares of Series C Preferred Stock should be recharacterized and treated in a manner different than that described above. For example, the IRS might assert that the shares of Series C Preferred Stock should be treated for federal income tax purposes as if the purchaser (a) acquired shares of Common Stock and (b) granted to the Company a call on the shares so acquired in exchange for payments equal to the excess of the "dividends" paid on the shares of Series C Preferred Stock over the dividends paid to holders of shares of Common Stock over the period of time to conversion or redemption. Such position, if successfully asserted could, among other things, cause a portion of the stated dividends not to be eligible for the dividends received deduction. Other recharacterizations are also possible. However, because, among other reasons, the terms of the shares of Series C Preferred Stock differ in significant respects from those of the Common Stock, counsel is of the opinion that the shares of Series C Preferred Stock will have the tax consequences set forth in the preceding sections and will not be treated as Common Stock and a separate call.


BACKUP WITHHOLDING

   Certain noncorporate holders may be subject to backup withholding at a rate of 31 percent on dividends and certain consideration received upon the call or conversion of the shares of Series C Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper Taxpayer Identification Number or when the taxpayer is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly. Holders should consult their tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

                                 UNDERWRITING

   Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and each of the underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation and Lazard Freres & Co. LLC are acting as representatives (the "Representatives"), the Company has agreed to sell to the Underwriters, and each of the Underwriters severally has agreed to purchase from the Company, the number of Depositary Shares set forth opposite each Underwriter's name.


                                                            NUMBER OF DEPOSITARY
UNDERWRITER                                                        SHARES
- -------------------------------------------------------  ------------------------
Donaldson, Lufkin & Jenrette Securities Corporation  ...
Lazard Freres & Co. LLC ................................

   Total ...............................................



   The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Depositary Shares are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are committed to purchase all of the Depositary Shares sold pursuant to the Underwriting Agreement if any of the shares being sold pursuant to the Underwriting Agreement are purchased. Under certain circumstances the commitments of nondefaulting Underwriters may be increased.


   The Company has been advised by the Representatives that the Underwriters propose initially to offer the Depositary Shares to the public at the public offering price set forth on the cover page of the Prospectus and, through the Representatives, to certain dealers at such price less a concession not in
excess of $   per share. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of $   per share on sales to certain other
dealers. After the initial public offering, the public offering price, concession and discount may be changed by the Representatives.

   The Company has granted to the Underwriters an option, exercisable in whole or in part by the Representatives for 30 days after the date of this Prospectus, to purchase up to an additional ___________ Depositary Shares (equivalent to shares of Series C Preferred Stock) at the price to the public set forth on the cover page of the Prospectus, less the underwriting discount. The Representatives may exercise this option only to cover over-allotments, if any, made on the sale of Depositary Shares offered hereby. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same percentage of such shares as the number of Depositary Shares to be purchased by each Underwriter shown in the foregoing table bears to the total number of shares initially offered hereby.

   The Company, the executive officers and directors of the Company and Corporate Advisors, L.P. have agreed, for a period of 90 days after the date of this Prospectus, to not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, on behalf of the Underwriters, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of its capital stock or securities convertible into or exchangeable for capital stock of the Company other than to the Underwriters pursuant to the Underwriting Agreement and subject to certain exceptions set forth in the Underwriting Agreement.

   Prior to this offering, there has been no public market for the Depositary Shares or the Series C Preferred Stock. The initial public offering price for the Depositary Receipts was determined by the negotiations among the Company and the Representatives. Among the factors considered in determining the price to the public were the market price of the Company's Common Stock, an assessment of the Company's recent results of operations, market prices of securities of other companies engaged in activities similar to the Company and prevailing conditions in the securities market. There can be no assurance that an active trading market will develop for the Depositary Shares or that the Depositary Shares will trade in the public market subsequent to the offering at or above the initial public offering price.


   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof. The Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   Donaldson, Lufkin & Jenrette Securities Corporation and its affiliates have performed various investment banking and commercial banking services for the Company and its affiliates for which they have received customary compensation. Corporate Advisors, L.P. is the beneficial owner of 5,563,095 shares of Common Stock. A wholly owned subsidiary of Lazard Freres & Co. LLC is the general partner of Corporate Advisors, L.P. See "Voting Securities and Principal Holders."


                                LEGAL MATTERS

   Certain legal matters in connection with this offering will be passed upon for the Company by Baer Marks & Upham LLP, New York, New York and for the Underwriters by Dewey Ballantine, New York, New York. Joel M. Handel, a partner in Baer Marks & Upham LLP, is a Director of the Company. In addition, Mr. Handel holds options to purchase an aggregate of 9,000 shares of Common Stock.

                                   EXPERTS

   The financial statements and the related financial statement schedules as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            AVAILABLE INFORMATION

   The Company is subject to the information requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained by mail from the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by the Company also is available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005. See "Incorporation of Certain Documents by Reference."

                            ADDITIONAL INFORMATION

   The Company has filed a Registration Statement on Form S-3 under the Securities Act with the Commission in Washington, D.C. with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth in or annexed as exhibits to the Registration Statement. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and to the financial statements, schedules and exhibits filed as part hereof or incorporated by reference herein. Copies of the Registration Statement, together with such financial statements, schedules and exhibits, may be obtained from the public reference facilities of the Commission at the addresses listed above, upon payment of the charges prescribed therefor by the Commission. The Registration Statement can also be reviewed through the Commission's Electronic Data Gathering and Retrieval System which is publicly available through the Commission's web site (http://www.sec.gov). Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other documents, each such statement being qualified in its entirety by such reference. Copies of such contracts or other documents, to the extent that they are exhibits to this Registration Statement, may be obtained from the public reference facilities of the Commission, upon the payment of the charges prescribed therefor by the Commission.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


   The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended on June 11, 1996, and its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996, each as filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act, is incorporated herein by reference.


   All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

   Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide without charge to each person to whom this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than the exhibits to such documents). Requests should be directed to the Company, 6000 Midlantic Drive, Mount Laurel, New Jersey 08054, Attention: Secretary, telephone number (609) 840-1384.

                        INDEX TO FINANCIAL STATEMENTS
- -----------------------------------------------------------------------------


                                                                                      PAGE

                                                                                 -------------

Independent Auditors' Report ...................................................       F-2

Consolidated Balance Sheets
 December 31, 1994 and 1995 and March 31, 1996 .................................       F-3

Consolidated Statements of Operations for the Years ended December 31, 1993,
 1994 and 1995 and the Three Months ended March 31, 1995 and 1996  .............       F-4

Consolidated Statements of Stockholders' Equity for the Years ended
 December 31, 1993, 1994 and 1995 and the Three Months ended March 31, 1996  ...       F-5

Consolidated Statements of Cash Flows for the Years ended December 31, 1993,
 1994 and 1995 and the Three Months ended March 31, 1995 and 1996  .............       F-6

Notes to Consolidated Financial Statements .....................................   F-7 to F-23

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Tyco Toys, Inc.
Mount Laurel, New Jersey

We have audited the accompanying consolidated balance sheets of Tyco Toys, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tyco Toys, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 7, 1996 except for note 5, as to which the date is February 15, 1996

                                TYCO TOYS, INC.
                         CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)



                                                                    DECEMBER 31,        MARCH 31,
                                                              ----------------------  -----------
                                                                  1994        1995        1996
                                                              ----------  ----------  -----------
                                                                                       (UNAUDITED)
ASSETS
Current assets
 Cash and cash equivalents (note 1) .........................   $ 30,476    $  27,604   $  9,880
 Receivables, net (note 3) ..................................    211,400     187,503     108,529
 Inventories, net (note 1) ..................................     66,284      56,710      59,757
 Prepaid expenses and other current assets ..................     24,389      19,738      17,343
 Deferred taxes (note 8) ....................................     17,231      13,008      13,007
                                                              ----------  ----------  -----------
  Total current assets ......................................    349,780     304,563     208,516
Property and equipment, net (note 1) ........................     47,240      33,021      33,147
Goodwill, net of accumulated amortization (note 1)  .........    231,292     226,112     224,282
Deferred taxes (note 8) .....................................     23,732      28,560      34,030
Other assets ................................................     18,591      22,876      21,985
                                                              ----------  ----------  -----------
   Total assets .............................................   $670,635    $615,132    $521,960
                                                              ==========  ==========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
 Notes and acceptances payable (note 5) .....................   $ 77,831    $ 60,923    $ 35,468
 Current portion of long-term debt (note 6) .................      1,165       1,053         942
 Accounts payable ...........................................     51,325      45,557      21,493
 Accrued expenses and other current liabilities (note 4)  ...     95,107      93,179      59,574
                                                              ----------  ----------  -----------
  Total current liabilities .................................    225,428     200,712     117,477
Long-term debt (note 6) .....................................    146,851     147,180     147,057
Other liabilities ...........................................      2,124       1,900       2,151
Commitments and contingencies (notes 8, 9 and 10)
Stockholders' equity (notes 5, 6, 7 and 8)
 Preferred stock, $.10 par value, $1,050 liquidation value
  per share, 1,000,000 shares authorized; 49,055, 52,059 and
  52,839 shares issued and outstanding as of December 31,
  1994 and 1995 and March 31, 1996, respectively  ...........          5           5           5
 Common stock, $.01 par value, 75,000,000 shares authorized;
  34,893,516, 35,017,158 and 35,017,158 shares issued as of
  December 31, 1994 and 1995 and March 31, 1996,
  respectively ..............................................        349         350         350
 Additional paid-in capital .................................    343,213     347,033     347,852
 Accumulated deficit ........................................    (27,832)    (58,261)    (69,285)
 Treasury stock, at cost ....................................     (1,595)     (1,676)     (1,676)
 Cumulative translation adjustment ..........................    (17,908)    (22,111)    (21,971)
                                                              ----------  ----------  -----------
  Total stockholders' equity ................................    296,232     265,340     255,275
                                                              ----------  ----------  -----------
   Total liabilities and stockholders' equity ...............   $670,635    $615,132    $521,960
                                                              ==========  ==========  ===========


See accompanying notes to consolidated financial statements.

                                TYCO TOYS, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                         THREE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                MARCH 31,
                                               -------------------------------------  -----------------------
                                                   1993         1994         1995         1995        1996
                                               -----------  -----------  -----------  ----------  -----------
                                                                                             (UNAUDITED)
Net sales ....................................   $730,179     $753,098     $709,109     $116,060    $ 95,768
Cost of goods sold ...........................    436,641      445,394      416,236       66,957      55,133
                                               -----------  -----------  -----------  ----------  -----------
Gross profit .................................    293,538      307,704      292,873       49,103      40,635
Marketing, advertising and promotion  ........    180,815      172,462      160,779       28,868      24,967
Selling, distribution and administrative
 expenses ....................................    134,947      123,622      119,066       27,399      25,047
Restructuring charges (note 2) ...............     28,214        4,700        8,900           --          --
Amortization of goodwill .....................      6,476        6,285        6,410        1,593       1,607
                                               -----------  -----------  -----------  ----------  -----------
Total operating expenses .....................    350,452      307,069      295,155       57,860      51,621
                                               -----------  -----------  -----------  ----------  -----------
Operating income (loss) ......................    (56,914)         635       (2,282)      (8,757)    (10,986)
Interest expense, net ........................     23,487       30,913       28,026        5,865       5,276
Foreign currency (gain) loss .................      3,746        3,138         (250)      (1,355)       (553)
Other income, net ............................       (807)      (1,943)      (1,824)      (2,974)        (21)
                                               -----------  -----------  -----------  ----------  -----------
Loss before income taxes .....................    (83,340)     (31,473)     (28,234)     (10,293)    (15,688)
Provision (benefit) for income taxes (note 8)     (13,400)       1,500       (1,005)      (3,624)     (5,491)
                                               -----------  -----------  -----------  ----------  -----------
Net loss .....................................    (69,940)     (32,973)     (27,229)      (6,669)    (10,197)
Preferred stock dividends ....................         --        2,157        3,200          784         827
                                               -----------  -----------  -----------  ----------  -----------
Net loss applicable to common shareholders  ..   $(69,940)    $(35,130)    $(30,429)    $ (7,453)   $(11,024)
                                               ===========  ===========  ===========  ==========  ===========
Net loss per common share (notes 1, 6 and 7)     $  (2.08)    $  (1.01)    $  (0.87)    $  (0.21)   $  (0.32)
Weighted average number of common shares
 outstanding .................................     33,595       34,687       34,788       34,757      34,827
Dividends per common share ...................   $  0.075     $     --     $     --     $     --    $     --


See accompanying notes to consolidated financial statements.

                               TYCO TOYS, INC.
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE DATA)



                                 PREFERRED STOCK         COMMON STOCK
                               ------------------  ----------------------
                                 SHARES    AMOUNT      SHARES      AMOUNT
                               --------  --------  ------------  --------
Balance at December 31, 1992         --     $--      32,005,344     $320
Exercise of stock options  ...       --      --         170,500        1
Exercise of warrants .........       --      --       2,671,472       27
Foreign currency translation
 adjustment ..................       --      --              --       --
Common stock dividends .......       --      --              --       --
Tax benefit from exercise of
 stock options ...............       --      --              --       --
Net loss .....................       --      --              --       --
                               --------  --------  ------------  --------
Balance at December 31, 1993         --      --      34,847,316      348
Exercise of stock options  ...       --      --          46,200        1
Issuance of preferred stock  .   47,619       5              --       --
Preferred stock dividends  ...    1,436      --              --       --
Foreign currency translation
 adjustment ..................       --      --              --       --
Net loss .....................       --      --              --       --
                               --------  --------  ------------  --------
Balance at December 31, 1994     49,055       5      34,893,516      349
Issuance of restricted stock         --      --          42,342       --
Exercise of stock options  ...       --      --          81,300        1
Acquisition of treasury stock        --      --              --       --
Preferred stock dividends  ...    3,004      --              --       --
Foreign currency translation
 adjustment ..................       --      --              --       --
Net loss .....................       --      --              --       --
                               --------  --------  ------------  --------
Balance at December 31, 1995     52,059       5      35,017,158      350
                               --------  --------  ------------  --------
Preferred stock dividends  ...      780      --              --       --
Foreign currency translation
 adjustment ..................       --      --              --       --
Net loss .....................       --      --              --       --
                               --------  --------  ------------  --------
Balance at March 31, 1996
 (unaudited) .................   52,839     $ 5      35,017,158     $350
                               ========  ========  ============  ========


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                 ADDITIONAL    RETAINED                              CUMULATIVE
                                  PAID-IN      EARNINGS        TREASURY STOCK        TRANSLATION
                                                          -----------------------
                                  CAPITAL      (DEFICIT)     SHARES       AMOUNT     ADJUSTMENT      TOTAL
                               ------------  -----------  -----------  ----------  -------------  ----------
Balance at December 31, 1992      $271,417     $ 79,769     (175,590)    $(1,595)     $(14,670)     $335,241
Exercise of stock options  ...         611           --           --          --            --           612
Exercise of warrants .........      22,017           --           --          --            --        22,044
Foreign currency translation
 adjustment ..................          --           --           --          --        (8,431)       (8,431)
Common stock dividends .......          --       (2,531)          --          --            --        (2,531)
Tax benefit from exercise of
 stock options ...............         454           --           --          --            --           454
Net loss .....................          --      (69,940)          --          --            --       (69,940)
                               ------------  -----------  -----------  ----------  -------------  ----------
Balance at December 31, 1993       294,499        7,298     (175,590)     (1,595)      (23,101)      277,449
Exercise of stock options  ...         208           --           --          --            --           209
Issuance of preferred stock  .      46,995           --           --          --            --        47,000
Preferred stock dividends  ...       1,511       (2,157)          --          --            --          (646)
Foreign currency translation
 adjustment ..................          --           --           --          --         5,193         5,193
Net loss .....................          --      (32,973)          --          --            --       (32,973)
                               ------------  -----------  -----------  ----------  -------------  ----------
Balance at December 31, 1994       343,213      (27,832)    (175,590)     (1,595)      (17,908)      296,232
Issuance of restricted stock           338           --           --          --            --           338
Exercise of stock options  ...         328           --           --          --            --           329
Acquisition of treasury stock           --           --      (14,900)        (81)           --           (81)
Preferred stock dividends  ...       3,154       (3,200)          --          --            --           (46)
Foreign currency translation
 adjustment ..................          --           --           --          --        (4,203)       (4,203)
Net loss .....................          --      (27,229)          --          --            --       (27,229)
                               ------------  -----------  -----------  ----------  -------------  ----------
Balance at December 31, 1995       347,033      (58,261)    (190,490)     (1,676)      (22,111)      265,340
                               ------------  -----------  -----------  ----------  -------------  ----------



Preferred stock dividends  ...         819         (827)          --          --            --            (8)
Foreign currency translation
 adjustment ..................          --           --           --          --           140           140
Net loss .....................          --      (10,197)          --          --            --       (10,197)
                               ------------  -----------  -----------  ----------  -------------  ----------
Balance at March 31, 1996
 (unaudited) .................    $347,852     $(69,285)    (190,490)    $(1,676)     $(21,971)     $255,275
                               ============  ===========  ===========  ==========  =============  ==========


See accompanying notes to consolidated financial statements.

                               TYCO TOYS, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)



                                                                                               THREE MONTHS
                                                         YEARS ENDED DECEMBER 31,             ENDED MARCH 31,
                                                                                         -----------------------
                                                      1993         1994         1995         1995        1996
                                                  -----------  -----------  -----------  ----------  -----------
                                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ........................................   $(69,940)    $(32,973)    $(27,229)    $ (6,669)   $(10,197)
Adjustments to reconcile net loss to net cash
 provided (utilized) by operating activities:
  Restructuring charges .........................      7,569           --           --           --          --
  Depreciation ..................................     24,837       24,566       27,086        5,750       4,809
  Amortization ..................................      6,973        7,594        9,935        2,722       2,409
  Non-cash interest expense .....................         --        1,468        1,066           --          --
  Deferred income tax provision (benefit)  ......    (14,452)       1,161           --           --          --
  Increase (decrease) in allowance for bad
   debts, returns, markdowns, discounts and
   other receivable reserves ....................     (5,480)      (5,885)       4,943      (19,471)    (22,983)
  Increase (decrease) in allowance for
   obsolescence and other inventory reserves  ...      2,974       (3,449)      (5,104)          48      (2,542)
Change in assets and liabilities, net of effects
 from acquisitions:
 Decrease in receivables ........................     14,723       18,273       17,824       98,941     102,080
 (Increase) decrease in inventories .............        504       37,582       16,040       (9,511)       (391)
 Decrease in prepaid expenses and other current
  assets ........................................      4,513        3,011        5,381        2,425       2,406
 Increase in deferred taxes .....................         --           --           --       (4,310)     (5,486)
 (Increase) decrease in other assets ............     (1,803)      (3,957)      (3,503)      (1,217)         89
 Decrease in accounts payable ...................     (3,893)     (13,354)      (7,121)     (15,091)    (23,648)
 Increase (decrease) in accrued expenses and
  other current liabilities .....................     (9,234)     (16,420)       1,086      (18,251)    (34,128)
 Increase (decrease) in other liabilities  ......         --          656         (185)         198         285
                                                  -----------  -----------  -----------  ----------  -----------
  Total adjustments .............................     27,231       51,246       67,448       42,233      22,900
                                                  -----------  -----------  -----------  ----------  -----------
   Net cash provided (utilized) by operating
    activities ..................................    (42,709)      18,273       40,219       35,564      12,703
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposition of property and equipment ...........      6,319        1,433        1,005           98          --
Capital expenditures ............................    (29,731)     (21,158)     (15,959)      (4,078)     (4,960)
Acquisitions and earnout payments ...............     (6,343)        (855)      (1,144)      (1,144)         --
                                                  -----------  -----------  -----------  ----------  -----------
   Net cash utilized by investing activities  ...    (29,755)     (20,580)     (16,098)      (5,124)     (4,960)
                                                  -----------  -----------  -----------  ----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Financing costs .................................         --           --       (5,694)      (4,545)         --
Repayment of long-term debt .....................    (10,827)     (30,052)      (1,700)        (201)       (137)
Increase in (repayment of) notes payable, net  ..     52,022      (10,633)     (16,079)     (41,946)    (25,406)
Proceeds from issuance of preferred stock  ......         --       50,000           --           --          --
Preferred stock issuance costs ..................         --       (3,000)          --           --          --
Proceeds from issuance of common stock, net  ....     22,656          209          329           --          --
Payment of cash dividends on common stock  ......     (3,324)          --           --           --          --
                                                  -----------  -----------  -----------  ----------  -----------
   Net cash provided (utilized) by financing
    activities ..................................     60,527        6,524      (23,144)     (46,692)    (25,543)
                                                  -----------  -----------  -----------  ----------  -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH  ........     (7,208)      (5,777)      (3,849)        (944)         76
                                                  -----------  -----------  -----------  ----------  -----------
   Net Decrease in Cash and Cash    Equivalents      (19,145)      (1,560)      (2,872)     (17,196)    (17,724)
Cash and Cash Equivalents, Beginning of Period  .     51,181       32,036       30,476       30,476      27,604
                                                  -----------  -----------  -----------  ----------  -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD  .......   $ 32,036     $ 30,476     $ 27,604     $ 13,280    $  9,880
                                                  ===========  ===========  ===========  ==========  ===========

CASH PAYMENTS DURING PERIOD FOR:
 Interest .......................................   $ 21,134     $ 30,863     $ 25,031     $  9,946    $  7,985
 Taxes ..........................................      5,158        2,843        1,523          150       3,044



See accompanying notes to consolidated financial statements.

                               TYCO TOYS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF ACCOUNTING POLICIES

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in joint ventures and other companies are accounted for on the equity method or cost basis depending upon the level of the investment and/or the Company's ability to exercise influence over operating and financial policies.

 Cash and Cash Equivalents

   The Company considers all short-term investments with a maturity at the date of purchase of three months or less to be cash equivalents. Short-term investments included in cash and cash equivalents primarily represent money market funds at December 31, 1994 and 1995 and are valued at cost, which approximates market value.

 Inventories

   Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories, net, consist of (in thousands):


                                            DECEMBER 31,       MARCH 31,
                                       --------------------  -----------
                                          1994       1995        1996
                                       ---------  ---------  -----------
Raw materials ........................   $16,655    $15,483     $13,760
Work-in-process ......................     1,893      1,534       1,641
Finished goods .......................    60,708     47,561      49,682
Less obsolescence and other reserves      12,972      7,868       5,326
                                       ---------  ---------  -----------
                                         $66,284    $56,710     $59,757
                                       =========  =========  ===========


 Advertising

   Media costs are charged to operations in the year in which the related product is released.

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) SUMMARY OF ACCOUNTING POLICIES  (Continued)
  Property and Equipment

   Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided on a straight-line basis over estimated useful lives which range from 10 to 50 years for buildings, 18 months to 10 years for machinery, equipment and fixtures, the lease term or life of improvements (whichever is less) for leasehold improvements and the remaining lease term for assets under capital leases. Property and equipment, net, consists of (in thousands):

                                                           DECEMBER 31,
                                                     ----------------------
                                                         1994        1995
                                                     ----------  ----------
Property and equipment owned:
  Land and buildings, machinery, equipment, and
   fixtures  .......................................   $116,759    $114,436
  Leasehold improvements ...........................     10,767      10,309
  Construction in progress .........................      9,458       8,647
                                                     ----------  ----------
                                                        136,984     133,392
  Less accumulated depreciation and amortization ...     91,352     101,801
                                                     ----------  ----------
   Net property and equipment owned ................     45,632      31,591
                                                     ----------  ----------
Machinery, equipment, and fixtures under
capitalized     leases:
  Machinery, equipment, and fixtures ...............      2,959       2,602
  Less accumulated amortization ....................      1,351       1,172
                                                     ----------  ----------
   Net property under capitalized leases ...........      1,608       1,430
                                                     ----------  ----------
                                                       $  47,240   $  33,021
                                                     ==========  ==========

 Goodwill

   Costs in excess of net assets acquired are amortized on a straight-line basis over forty years. Accumulated amortization of goodwill was $22,731,000 and $29,141,000 at December 31, 1994 and 1995, respectively.

 Deferred Costs

   Patent and trademark costs are deferred and amortized over a period of eighteen months. Deferred financing costs are amortized over the term of the related indebtedness.

 Carrying Value of Noncurrent Assets

   The Company periodically evaluates the carrying value of noncurrent assets, including goodwill and other intangible assets. The determination of potential impairment in carrying value is based upon current and anticipated undiscounted operating income which the Company has determined to approximate future undiscounted cash flows. Recognition of an impairment occurs when it is probable that such estimated future operating income will be less than the current carrying value of the asset being evaluated. Measurement of the amount of impairment loss, if any, is based upon the difference between the carrying value of the asset and its estimated fair market value. The Company must adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), in 1996. Adoption of SFAS 121 is not expected to have a significant effect on the financial position or results of operations of the Company.

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) SUMMARY OF ACCOUNTING POLICIES  (Continued)
  Revenue Recognition

   Sales are recorded as product is shipped, free on board from point of shipment. The Company provides for defective returns and other allowances as a percentage of gross sales, based on historical experience.

 Foreign Currency Translation

   Assets and liabilities of the Company's foreign subsidiaries are translated into the U.S. dollar at exchange rates at the balance sheet date. Income, expenses and cash flows are translated at exchange rates prevailing during the year. The resulting currency translation adjustments are accumulated in a separate component of stockholders' equity. The Company enters into foreign currency forward exchange contracts and options as a hedge against currency fluctuations. Realized and unrealized foreign currency transaction gains and losses are included in earnings when incurred, except for those relating to intercompany transactions of a long-term investment nature which are accumulated in stockholders' equity. The Company does not speculate in foreign currencies.

 Income Taxes

   The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse (see note 8).

   The Company does not provide deferred federal income taxes on the undistributed earnings of its foreign subsidiaries since such earnings are not expected to be remitted to the Company in the foreseeable future. Federal income taxes are provided currently on that portion of undistributed foreign earnings required to be included in accordance with the U.S. tax laws.

 Net Loss Per Share


   Net loss per share is computed by dividing the loss applicable to common shareholders by the weighted average number of common and common equivalent shares outstanding during the year. Outstanding options, and the Company's convertible notes and preferred securities were determined to be anti-dilutive for the three years ended December 31, 1995 and the three months ended March 31, 1995 and 1996, and were therefore excluded from the per share calculations.


 Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

 New Accounting Pronouncements

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which will be adopted by the Company in 1996 as required by the statement. The Company has elected to continue to measure such compensation expense using the method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS 123. When adopted, SFAS 123 will not have a significant effect on the Company's financial position or results of operations but will require the Company to provide expanded disclosure regarding its stock-based employee compensation plans.

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) SUMMARY OF ACCOUNTING POLICIES  (Continued)
  Interim Financial Statements (unaudited)


   The Company's financial statements for the three month periods ended March 31, 1995 and 1996 are unaudited but, in the opinion of the Company's management, include all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of data. Due to the seasonal nature of the Company's business, the results of operations for the interim periods are not necessarily indicative of the results for a full year.


 Reclassifications

   Certain previously reported amounts have been reclassified to conform to the 1995 presentation.

(2) RESTRUCTURING AND OTHER SPECIAL CHARGES

   During the second quarter of 1995, the Company adopted a restructuring program focused on reducing the overhead costs of its European, United Kingdom and Tyco Preschool (formerly Tyco Playtime) units. The restructuring program is expected to generate annual savings through the combined effect of job eliminations, facility consolidations and streamlined operations. The pre-tax restructuring charge of $4,900,000 primarily consisted of approximately $3,000,000 in termination and other employee benefits; $1,300,000 of facility consolidation costs and lease termination payments; and an approximate $300,000 non-cash write-off of assets. The program was substantially completed by December 31, 1995.

   During the fourth quarter of 1995, the Company adopted an additional restructuring program to further reduce European operating expenses. As part of the restructuring program, the Company will be closing its manufacturing facility located in Temse, Belgium and its distribution facility located in the United Kingdom. The program resulted in a pre-tax charge of $4,000,000 and is expected to generate annual savings primarily from reduced product costs resulting from the transfer of production to lower cost sources in the Far East and Portland. Approximately 75 positions will be eliminated as a result of this restructuring. The program is expected to be substantially completed by April 1996. The fourth quarter charge consists primarily of termination benefits which totalled $3,500,000.

   As of December 31, 1995, $4,434,000 of the 1995 restructuring charges (primarily termination benefits) were reflected in accrued expenses.

   During 1994, the Company recorded a $4,700,000 pre-tax charge related to additional costs to close its Italian subsidiary, including legal costs associated with the lawsuit filed by the former managing director of Tyco Italy against the Company (see note 10). In 1994, the Company entered into a five-year agreement with an Italian distributor to market the Company's products in Italy. The Company is entitled to minimum royalty payments in accordance with this agreement.

   During 1993, the Company recorded restructuring and other special charges aggregating $28,214,000, of which $22,238,000 were non-cash in nature. The restructuring plan was based upon consolidations of Company subsidiaries in Germany and Australia, the planned sale of the Company's Italian subsidiary, as well as the integration of the two separate Playtime operations in the U.S. and Hong Kong. The charges also included severance of $3,721,000 and facility consolidation costs totalling $2,255,000. The restructuring program and related cash payments were completed in 1994.

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (3) RECEIVABLES, NET

   Receivables, net, consist of (in thousands):


                                                          DECEMBER 31,        MARCH 31,
                                                    ----------------------  -----------
                                                        1994        1995        1996
                                                    ----------  ----------  -----------
Trade receivables .................................   $251,141    $237,041    $135,640
Other receivables .................................     11,040       6,186       5,630
Less:
 Doubtful accounts ................................      6,312       6,052       5,430
 Returns, markdowns, discounts and other reserves       44,469      49,672      27,311
                                                    ----------  ----------  -----------
                                                      $211,400    $187,503    $108,529
                                                    ==========  ==========  ===========


(4) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

   Accrued expenses and other current liabilities consist of (in thousands):

                                        DECEMBER 31,
                                   --------------------
                                      1994       1995
                                   ---------  ---------
Advertising ......................   $24,584    $23,295
Income taxes .....................    23,586     19,498
Royalties ........................    13,344     13,825
Compensation .....................     5,634      7,593
Taxes other than income ..........     4,433      4,362
Interest .........................     6,861      4,907
Reserves for restructuring costs         460      4,434
Other ............................    16,205     15,265
                                   ---------  ---------
                                     $95,107    $93,179
                                   =========  =========

(5) NOTES AND ACCEPTANCES PAYABLE

   In February and March 1995, the Company entered into $290,000,000 of new credit facilities (the New Credit Facilities). The New Credit Facilities consist of three separate three-year revolving credit facilities with General Electric Capital Corporation and affiliates in an aggregate amount of $90,000,000 and a $200,000,000 five-year domestic receivables securitization facility arranged by General Electric Capital Corporation. Borrowings under the New Credit Facilities were used to refinance outstanding indebtedness under the Company's prior principal credit facility (the Prior Facility) and certain credit facilities of foreign subsidiaries.

   The revolving credit facilities consist of up to $35,000,000 for certain domestic entities (of which up to $10,000,000 may be used for letters of credit), $20,000,000 for Tyco Canada, and $35,000,000 for the Company's subsidiaries in the United Kingdom (UK). Availability under the domestic revolving credit is based upon inventory, as defined, and availability under the foreign revolving credits is based upon an aggregate of eligible accounts receivable and inventory, as defined. The revolving credit facilities are secured by a lien on substantially all of the Company's domestic assets and are also guaranteed by certain foreign subsidiaries. Subject to the maximum commitment under each of these facilities, borrowings are permitted up to 60% of eligible inventory and, in the Canadian and UK agreements, up to 80% of eligible accounts receivable. Interest rates on borrowings are determined at the option of the borrower based on various indices, including LIBOR or bankers' acceptance rate, plus 2.5%.

   Under the securitization facility, Tyco Industries and Tyco Manufacturing Corporation sell substantially all of their accounts receivable to Tyco Funding I Corporation (TFC I) and Tyco Funding II

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(5) NOTES AND ACCEPTANCES PAYABLE  (Continued)
 Corporation (TFC II). These companies are bankruptcy remote subsidiaries of Tyco Industries and are consolidated in the financial statements of the Company. TFC I and TFC II purchase the accounts receivable with proceeds from their borrowings under a commercial paper facility (limited to a maximum of 75% of eligible accounts receivable, as defined) and certain deferred payments. The interest rate on the facility is the market rate for commercial paper plus 1.30%. The accounts receivable that are sold are solely the assets of TFC I or TFC II and are pledged as security for their borrowings. In the event of liquidation of TFC I or TFC II, the creditors of TFC I or TFC II would be entitled to satisfy their claims from the assets of TFC I or TFC II prior to any distribution to Tyco Industries.

   At December 31, 1995, total utilization under the New Credit Facilities was $51,874,000 which included $45,420,000 in borrowings and $6,454,000 in letters of credit.


   Under the terms of the New Credit Facilities, the Company and its subsidiaries are (1) subject to covenants and conditions relating to the maintenance of net worth, fixed charge coverage and income; (2) restricted from incurring additional indebtedness or certain obligations and from acquiring any other entities, whether by asset purchase, merger or otherwise;
(3) restricted in the ability to pay cash dividends on capital stock subject to certain limitations; (4) permitted to guarantee additional amounts of debt incurred by certain of its subsidiaries up to an aggregate of $70,000,000; and (5) required to annually retire outstanding borrowings for five days under the receivables facility and 30 days under the revolving credit facilities. During the fourth quarter of 1995, the Company was not in compliance with certain financial covenants under the New Credit Facilities and received waivers from General Electric Capital Corporation and affiliates. The Company has amended the New Credit Facilities to reflect revisions to its financial covenants. As a result of the amendment, the interest rate on the facilities was increased by .25% beginning in 1996.


   The Prior Facility between a subsidiary of the Company and a group of fifteen banks led by NationsBank of North Carolina, N.A. matured on February 24, 1995. The Prior Facility consisted of a $155,000,000 short-term revolving credit facility and a $55,000,000 term-reducing facility with quarterly installment payments of $3,400,000 which commenced in September 1993. During April 1994, the Company prepaid $14,300,000 of the term-reducing facility with part of the proceeds from the issuance of its preferred stock. The Company fully repaid its outstanding obligations under the Prior Facility at maturity. The Prior Facility provided for borrowings at various rates to a maximum of 3% over the prime rate. At December 31, 1994, total utilization of the Prior Facility included approximately $53,615,000 of borrowings ($20,300,000 of which represented the term-reducing facility) and $2,516,000 in letters of credit.

   At December 31, 1994 and 1995, certain foreign subsidiaries of the Company have agreements with various banks which provide for credit extensions of approximately $65,483,000 and $35,764,000, respectively. Short-term borrowings under these facilities were $24,216,000 and $15,503,000, at December 31, 1994 and 1995, respectively. Borrowings under these agreements are subject to a variety of terms and conditions, including collateral requirements. These subsidiaries also had outstanding letters of credit aggregating $15,534,000 and $7,826,000 at December 31, 1994 and 1995,
respectively.

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (6) LONG-TERM DEBT

   Long-term debt consists of (in thousands):

                                         DECEMBER 31,
                                   ----------------------
                                       1994        1995
                                   ----------  ----------
Subordinated notes ...............   $141,468    $142,534
Mortgage .........................      4,656       4,143
Other ............................      1,892       1,556
                                   ----------  ----------
                                      148,016     148,233
Less amounts due within one year        1,165       1,053
                                   ----------  ----------
                                     $146,851    $147,180
                                   ==========  ==========

   Subordinated notes include $126,500,000 of Senior Subordinated Notes and $16,034,000 of Convertible Subordinated Notes.

   The Senior Subordinated Notes mature in 2002 and bear interest at 10.125% payable on February 15 and August 15. The Notes are redeemable at the option of the Company in whole or in part after August 15, 1997, at redemption prices equal to 103.797% of the principal amount reducing annually to 100% by August 15, 2000. The Senior Subordinated Notes are guaranteed by Tyco Industries and certain of its subsidiaries.

   The Convertible Subordinated Notes, which are to be repaid in four equal annual payments commencing in 1998, bear interest at 7% payable on June 30 and December 31. The Notes are convertible at a price of $10 per share into approximately 1,603,000 shares of common stock of the Company at December 31, 1995. During 1994 and 1995, $1,467,691 and $1,066,000 of additional
Convertible Subordinated Notes were issued in lieu of interest payments.

   The Company's 7.04% mortgage is secured by land and buildings having a net book value of approximately $4,457,000 at December 31, 1995. The mortgage is payable in annual installments of $478,000 and matures in 2004.

   Long-term debt is payable subsequent to December 31, 1995 as follows:
1996--$1,053,000; 1997-- $1,096,000; 1998--$4,835,000; 1999--$4,498,000;
2000--$4,491,000; and thereafter--$132,260,000.

(7)  STOCKHOLDERS' EQUITY

 Stock Option Plans

   The Company has four stock option plans: 1985 Tyco Toys Incentive Stock Option Plan, 1986 Non-Qualified Stock Option Plan, 1986 Non-Qualified Stock Option Plan 2 and 1992 Non-Qualified Stock Option Plan. A total of 4,520,000 shares of common stock were originally reserved for issuance pursuant to options to be granted under these stock option plans. At December 31, 1995, there are 764,505 options available for grant. The plans provide for option grants at exercise prices not less than the closing market value as listed on the New York Stock Exchange on the date the option is granted, subject to adjustment for such changes as stock splits. Transactions involving the plans are summarized as follows:

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(7)  STOCKHOLDERS' EQUITY  (Continued)

                                      NUMBER OF     RANGE OF EXERCISE
                                       SHARES       PRICES PER SHARE
                                   -------------  -------------------
                                                    LOWEST    HIGHEST
                                                  --------  ---------
Outstanding at December 31, 1992      1,668,080     $  4.50   $17.00
 Granted .........................       12,000      11.50     12.88
 Exercised .......................     (170,500)      4.50      4.50
 Cancelled .......................      (58,020)      7.19     15.03
                                   -------------  --------  ---------
Outstanding at December 31, 1993      1,451,560       4.50     17.00
                                   -------------  --------  ---------
 Granted .........................      991,762       7.38      9.00
 Exercised .......................      (46,200)      4.50      4.50
 Cancelled .......................   (1,198,094)      7.21     17.00
                                   -------------  --------  ---------
Outstanding at December 31, 1994      1,199,028       4.50     17.00
                                   -------------  --------  ---------
 Granted .........................      706,009       5.63      7.25
 Exercised .......................      (81,300)      4.50      4.50
 Cancelled .......................     (162,566)      4.50      9.00
                                   -------------  --------  ---------
Outstanding at December 31, 1995
                                      1,661,171       5.63     17.00
                                   =============  ========  =========

   Options granted prior to 1995 are fully exercisable from the date of grant. Options granted in 1995 become exerciseable in equal installments on the first through third anniversaries of the date of grant. Of the options outstanding, 955,062 were exercisable as of December 31, 1995. In 1994, new stock options were issued subject to the surrender and cancellation of certain outstanding stock options.

 Long-Term Incentive Plan

   During 1995, the Board of Directors and shareholders of the Company approved the establishment of a new Long-Term Incentive Plan for certain senior executive managers of the Company. Under the Plan, the Company has the authority to issue up to 2,000,000 restricted stock units (Restricted Stock Units). This Plan is designed to supplement the 1992 Non-Qualified Stock Option Plan of the Company through grants of Restricted Stock Units. Participants are entitled to receive a prescribed number of shares of Company stock after seven years of continued employment. A participant's vesting of Restricted Stock Units can be accelerated if total return to shareholders exceeds targeted levels. During 1995, the Company granted 759,000 Restricted Stock Units to senior executive managers of the Company pursuant to the Plan. The market price of the stock on the date of grant was $5.63. The aggregate fair market value of the Restricted Stock Units is being amortized to compensation expense over the restriction period. Total compensation expense reflected in the Consolidated Statements of Operations for 1995 was $464,000. During 1995, the Company issued 2,342 shares of Common Stock pursuant to the Long-Term Incentive Plan.

 Preferred Stock

   On April 15, 1994, the Company issued $50,000,000 of 6% Series B Voting Convertible Exchangeable Preferred Stock (Preferred Stock) to an investment group consisting of Corporate Partners, L.P., Corporate Offshore Partners, L.P., and the State Board of Administration of Florida, collectively referred to as the Purchasers. The $47,000,000 of net proceeds after issuance costs were used to reduce net borrowings of the Company and for general corporate purposes.

   The Preferred Stock has an annual dividend yield of 6% which may be paid in the form of additional shares of Preferred Stock through April 15, 1996. Dividends issuable in shares of Preferred Stock in lieu of cash during 1994 and 1995 totalled $2,157,000 and $3,200,000, respectively. The Preferred Stock has a

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(7)  STOCKHOLDERS' EQUITY  (Continued)
 liquidation value of $1,050 per share and is convertible into shares of common stock of the Company at a conversion price of $10 per share. The Company has the option, at any time, to exchange the Preferred Stock for 6% Convertible Subordinated Notes. The Company, at its option, may redeem the Preferred Stock at any time after April 15, 1997 at an amount equal to 105.25% of the liquidation value which reduces annually to 100% of the liquidation value in 2004. On April 15, 2004, the Company is required to redeem all outstanding Preferred Stock. The redemption price shall be paid, at the Company's option, in cash or in shares of common stock. The Preferred Stock issued to the Purchasers entitles the holder to vote (on an as-converted basis) with the common shares as a single class on all matters on which the Company's common shareholders vote.

   The Registration Agreement, dated April 15, 1994, gives the Purchasers demand and incidental registration rights, as defined, with respect to the Preferred Stock, common stock issued upon conversion, or notes issued in an exchange for such Preferred Stock.

 Common Stock Dividends

   For the year ended December 31, 1993, the Company declared common stock dividends aggregating $2,531,000. As a result of the dividend restrictions imposed by its credit facilities, the Company was precluded from paying dividends for the years ended December 31, 1994 and 1995. The terms of the Company's Preferred Stock, 10.125% Senior Subordinated Notes and 7% Convertible Subordinated Notes also have limitations on the payment of cash dividends.

(8) INCOME TAXES

   The Company adopted SFAS 109 as of January 1, 1993. There was no cumulative effect on the deferred tax balances as a result of adopting this pronouncement.

   In accordance with SFAS 109, deferred income taxes reflect the impact of temporary differences between values recorded for assets and liabilities for financial reporting purposes and the values utilized for measurement in accordance with current tax laws. SFAS 109 requires the Company to record the net deferred tax benefits of net operating loss and tax credit carryforwards, if realization is more likely than not.

   The components of loss before income taxes consist of (in thousands):

                     YEAR ENDED DECEMBER 31,
             -------------------------------------
                  1993         1994         1995
             ------------  -----------  ----------
Domestic  ..    $ (42,002)   $(14,539)    $ (3,337)
Foreign ....     (41,338)     (16,934)     (24,897)
             ------------  -----------  ----------
                $(83,340)    $(31,473)    $(28,234)
             ============  ===========  ==========

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        (8) INCOME TAXES  (Continued)
    The provision (benefit) for income taxes consists of (in thousands):

                                                               YEAR ENDED DECEMBER 31,
                                                         ---------------------------------
                                                             1993        1994       1995
                                                         -----------  ---------  ---------
Current:
 Federal ...............................................   $  (2,397)   $     --   $     --
 State .................................................        995          --         --
 Foreign ...............................................      2,000         339     (1,005)
                                                         -----------  ---------  ---------
                                                                598         339     (1,005)
                                                         -----------  ---------  ---------
Deferred:
 Federal ...............................................     (9,039)       (127)    (3,038)
 State .................................................       (696)     (1,327)        --
 Foreign ...............................................     (4,717)      2,615      3,038
                                                         -----------  ---------  ---------
                                                            (14,452)      1,161         --
                                                         -----------  ---------  ---------
Tax benefit from the exercise of employee stock options         454          --         --
                                                         -----------  ---------  ---------
                                                           $(13,400)    $  1,500   $(1,005)
                                                         ===========  =========  =========

   Income taxes recorded by the Company differ from the amounts computed by applying the statutory U.S. federal income tax rate to the loss before income taxes. The following schedule reconciles the income tax benefit at the statutory rate and the actual income tax provision (benefit) as reflected in the Consolidated Statements of Operations (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                      -------------------------------------
                                                          1993         1994         1995
                                                      -----------  -----------  -----------
Loss before income taxes ............................   $(83,340)    $(31,473)    $(28,234)
                                                      ===========  ===========  ===========
Tax benefit at the federal statutory rate  ..........    (28,336)     (10,701)      (9,600)
Tax on deemed repatriation of foreign earnings  .....      1,241        3,233          861
State income taxes, net of the federal tax provision
 (benefit) ..........................................     (1,730)      (2,567)          --
U.S. benefit for foreign tax credits ................     (1,710)        (798)          --
Impact of foreign operations ........................     11,338        9,139       10,498
Limitation on utilization of domestic tax benefits  .      4,236          883          271
Deductible shutdown expenses ........................         --           --       (4,438)
Amortization of nondeductible expenses ..............      1,734        1,678        1,716
Other ...............................................       (173)         633         (313)
                                                      -----------  -----------  -----------
                                                        $(13,400)    $   1,500    $ (1,005)
                                                      ===========  ===========  ===========

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        (8) INCOME TAXES  (Continued)
    The tax effects of the significant temporary differences giving rise to the Company's deferred tax assets (liabilities) for the years ended December 31, 1993, 1994 and 1995, which the adoption of SFAS 109 has required the Company to recognize, are as follows (in thousands):

                                   1993        1994        1995
                               ----------  ----------  ----------
Current:
 Sales and product allowances    $   4,790   $   4,240   $   3,524
 Co-operative advertising  ...      4,738       4,343       4,320
 Receivable reserves .........      4,230         811       1,071
 Obsolescence reserve ........      3,934       4,451       1,503
 State temporary differences           --       3,307       3,195
 Other .......................         --       3,551       2,865
                               ----------  ----------  ----------
                                   17,692      20,703      16,478
 Valuation allowance .........     (1,203)     (3,472)     (3,470)
                               ----------  ----------  ----------
                                 $  16,489   $  17,231   $  13,008
                               ==========  ==========  ==========
Noncurrent:
 Net operating losses ........   $  48,461   $  61,134   $  85,337
 State temporary differences       10,411       9,672      11,186
 Foreign tax credits .........      5,269       6,068       7,221
 Depreciation ................     (1,885)     (1,002)      1,517
 Other .......................      5,983       1,371       2,036
                               ----------  ----------  ----------
                                   68,239      77,243     107,297
 Valuation allowance .........    (42,604)    (53,511)    (78,737)
                               ----------  ----------  ----------
                                 $  25,635   $  23,732   $  28,560
                               ==========  ==========  ==========


   Management believes, considering all available evidence, including the Company's history of earnings from prior years (after adjustments for nonrecurring items, restructuring charges, permanent differences, and other appropriate adjustments) and after considering appropriate tax planning strategies, it is more likely than not that the Company will generate sufficient taxable income in the appropriate carryforward periods to realize the benefit of certain net operating losses and future deductible temporary differences. The total net deferred tax assets (both current and noncurrent) have been reduced to the amount management considers realizable by establishing valuation allowances aggregating $82,207,000. Based on the weight of available evidence, management has concluded that more likely than not, its future taxable income will be sufficient to support the current recognition of total net deferred tax assets of $41,568,000 ($47,037,000 at March 31, 1996).


   The valuation allowances have been established due to management's analysis indicating that certain tax credit and net operating loss carryforwards, the use and life of which are limited under the income tax laws, may expire prior to their full utilization. The valuation allowances include $16,168,000 related to the preacquisition net operating losses of Matchbox. Any subsequently recognized benefits related to these net operating losses will be allocated to reduce goodwill. The net increase of $25,224,000 in the valuation allowance for deferred tax assets in 1995 relates primarily to foreign net operating loss carryforwards.

   As of December 31, 1995, the Company had domestic net operating loss carryforwards for federal income tax purposes of $76,493,000, exclusive of the Matchbox net operating loss carryforwards discussed below. These net operating loss carryforwards are available to reduce future federal taxable income and expire in the years 2008, 2009 and 2010. The Company's international subsidiaries have, in the aggregate,

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(8) INCOME TAXES  (Continued)
 approximately $112,143,000 of tax loss carryforwards available at December 31, 1995. These tax losses are available to reduce the originating subsidiary's future taxable income and have varying expiration dates.

   The Company has general business and foreign tax credit carryovers of $625,000 and $7,101,000, respectively, at December 31, 1995. The Company's future federal income tax liability can be reduced by the general business tax credits through the year 2009 and by the foreign tax credits through the year 2000. These credits expire as follows (in thousands):

 YEAR OF EXPIRATION  GENERAL BUSINESS   FOREIGN
- ------------------  ----------------  ---------
1996 ..............        $  --        $   682
1997 ..............          24          1,338
1998 ..............          47          2,045
1999 ..............         112          1,883
2000 ..............          60          1,153
2001 to 2009 ......         382             --
                    ----------------  ---------
                           $625         $7,101
                    ================  =========

   The Company also has nonexpiring alternative minimum tax credits totalling $1,412,000. Additionally, as of the October 2, 1992 acquisition date, the Matchbox domestic companies have regular and alternative minimum tax net operating loss carryforwards of approximately $47,500,000 which may expire during the years 2001 to 2004. These Matchbox loss carryforwards are subject to an annual limitation and can only be used to offset taxable income of the Matchbox domestic companies.

   Accumulated net undistributed earnings of the Company's foreign subsidiaries included in accumulated deficit were $104,437,000 at December 31, 1995. The Company has not recognized a deferred tax liability of $26,002,000 for the undistributed earnings of its foreign subsidiaries at December 31, 1995 since the Company currently does not expect these earnings to be remitted to the U.S. in the foreseeable future. A deferred tax liability will be recognized when the Company expects that it will recover the undistributed earnings in a taxable manner, such as through receipt of dividends, a loan of the unremitted earnings to the Company or one of its U.S. affiliates, or a sale of a foreign subsidiary's stock.

   The Internal Revenue Service has examined the consolidated federal income tax returns of Tyco Toys, Inc. for the fiscal years ended August 31, 1987 through August 31, 1990. The Company reached a settlement that did not materially affect the results of operations (including realization of net operating loss carryforwards and tax credit carryforwards), financial condition or liquidity of the Company.

   Additionally, the consolidated federal income tax returns of Tyco Toys, Inc. for the years ended December 31, 1990 through December 31, 1992 are presently being examined by the Internal Revenue Service. While the final outcome of this examination is not determinable at this time, management of the Company believes that any proposed adjustments, if sustained, will not materially affect the financial condition, results of operations (including realization of net operating loss carryforwards) or liquidity of the Company.

(9) LEASE COMMITMENTS

   The Company leases facilities and equipment under noncancellable operating leases with terms of up to ten years. Most leases contain escalation and renewal clauses and require the Company to pay real estate taxes and utility charges. Aggregate rental expense for operating leases was $14,836,000, $14,945,000 and $15,523,000 for the years ended December 31, 1993, 1994 and
1995, respectively.

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(9) LEASE COMMITMENTS  (Continued)
    Future minimum lease commitments aggregating $65,375,000 are payable as follows: 1996--$13,239,000; 1997--$12,183,000; 1998--$10,100,000;
1999--$6,847,000; 2000--$4,914,000 and thereafter--$18,092,000.

(10) COMMITMENTS AND CONTINGENCIES

 Letters of Credit

   The Company was contingently liable for open letters of credit of approximately $14,280,000 at December 31, 1995.

 Foreign Exchange Risk Management

   The primary focus of the Company's foreign exchange risk management program is to reduce earnings and cash flow volatility due to foreign exchange rate fluctuations. In accordance with this policy, the Company enters into foreign currency forward exchange contracts and options as hedges of inventory purchases and various other intercompany transactions. The credit risks associated with the Company's foreign currency forward exchange contracts and options are controlled through the evaluation and monitoring of the creditworthiness of the counterparties. Although the Company may be exposed to losses in the event of nonperformance by the counterparties, the Company does not expect such losses, if any, to be significant.

   At December 31, 1995, the Company had outstanding foreign currency forward exchange contracts totalling $33,141,000 to purchase U.S. dollars. In January 1996, the Company entered into an additional $32,432,000 of forward contracts which primarily provide for the purchase of U.S. dollars with foreign currencies. The principal currencies being hedged are the Belgian franc, British pound, Australian dollar and Canadian dollar. Foreign currency forward exchange contracts and options expire within twelve months.

 Guaranteed Royalties

   The Company markets its products under a variety of trademarks, some of which are not owned by the Company and for which the Company pays a royalty. For the years ended December 31, 1993, 1994 and 1995, the Company incurred $33,036,000, $33,079,000 and $33,016,000 in royalty expense, respectively.
Certain license agreements require minimum guaranteed royalty payments over the term of the license. At December 31, 1995, the Company was committed to pay total minimum guaranteed royalties aggregating $88,204,000 which are payable as follows: 1996--$14,726,000; 1997--$11,660,000; 1998--$12,067,000;
1999--$12,292,000; 2000--$12,897,000; and thereafter--$24,562,000.

 Guaranteed Purchases

   In the ordinary course of business, the Company has entered into guaranteed purchase agreements with certain suppliers to ensure the timely delivery and availability of product. As of December 31, 1995, the Company was committed for purchases aggregating $7,701,000 from its suppliers.

LEGAL PROCEEDINGS

 Italian Litigation


   In 1994, court action was initiated against the Company in Milan, Italy by a plaintiff who is the former managing director of the Company's Italian subsidiary; the claims alleged breach of a letter of intent for the sale of the subsidiary. In May 1996, the Company received a favorable ruling in this litigation, and the Milan Tribunal assessed damages, certain costs, and attorney's fees against the plaintiff. In the opinion of the management and its outside counsel an appeal of this decision, if pursued, is not likely to have a material adverse impact on the Company's earnings, financial condition or liquidity.

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(10) COMMITMENTS AND CONTINGENCIES  (Continued)
  U.S. Customs

   In 1992, the U.S. Customs Service issued a penalty notice of an assessment for lost duty in the amount of $1,500,000, penalties for gross negligence of $5,800,000, and penalties for fraud of $5,600,000. All of the claims arise from activities of the Company's View-Master subsidiary for periods prior to its acquisition by the Company in 1989. Management and the Company's outside counsel are of the opinion that the Company has legal and factual defenses to the penalty claims made by the U.S. Customs Service, and that the outcome of the proceedings relating to these claims, which proceedings may be protracted, are not likely to have a material adverse impact on the earnings, financial condition or liquidity of the Company.

 Environmental Litigation

   Tyco Industries, a subsidiary of the Company, is a party to three matters arising out of waste hauled by a transporter to various sites, including the GEMS Landfill. In litigation relating directly to remediation of the landfill, Tyco Industries has signed a Consent Order and Trust Agreement and made a settlement contribution of an amount not material to Tyco Industries. In another matter, homeowners near the GEMS Landfill have filed class action claims against approximately 150 defendants, including Tyco Industries, for various types of unspecified monetary damages, including punitive damages. In management's opinion, there are meritorious factual and legal defenses to these claims. In the third matter, the New Jersey Department of Environmental Protection is asserting claims for remediation expenses at a different site in Sewell, New Jersey used as a waste transfer station by the same transporter involved in the other two matters.

   In the opinion of management of the Company and its outside counsel, none of these three matters is likely to have a material adverse impact on the earnings, financial condition or liquidity of the Company. In addition, the Company will receive a contribution from a third party towards certain expenses in these matters.

 Other Litigation

   The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's earnings, financial condition or liquidity.

(11) DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair value amounts have been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company believes that the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities are a reasonable estimate of their fair values at December 31, 1994 and 1995.

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(11) DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS  (Continued)
    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

   Long-term debt--The fair value of the Company's publicly-issued debt is based on the quoted market prices for that debt. Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues not quoted on an exchange. The carrying amounts and estimated fair values of long-term debt are as follows (in thousands):

                                       DECEMBER 31,
                   --------------------------------------------------
                              1994                      1995
                   ------------------------  ------------------------
                     CARRYING    ESTIMATED     CARRYING    ESTIMATED
                      AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                   ----------  ------------  ----------  ------------
Publicly-issued  .   $126,500     $94,400      $126,500     $114,324
Privately-issued       21,516      21,516        21,733       21,733

   Investments--It was not practicable to estimate the fair value of privately-held investments of $6,100,000, and $5,800,000 at December 31, 1994 and 1995, respectively, due to the lack of quoted market prices and the excessive cost involved in determining such fair value.

   Foreign currency forward exchange contracts--The Company had commitments under foreign currency forward exchange contracts in various foreign currencies totalling approximately $7,400,000 and $33,141,000 as of December 31, 1994, and 1995, respectively. Based on quoted market rates, the carrying amounts of these items approximated their fair value at December 31, 1994 and 1995.

   The fair value estimates presented herein were based on pertinent information available to management of the Company as of December 31, 1994 and 1995. Although management is not aware of any factors that would have a significant adverse effect on the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and current estimates of fair value may differ significantly from the amounts presented herein.

(12) BUSINESS SEGMENT INFORMATION

 Product Development and Packaging Design Costs

   The Company incurred product development and packaging design costs of approximately $19,062,000, $17,519,000 and $20,740,000 for the years ended
December 31, 1993, 1994 and 1995, respectively.

 Major Customer Information

   For the years ended December 31, 1993, 1994 and 1995, Toys "R" Us, Inc., a chain of retail toy stores, accounted for approximately 24%, 27% and 25%, respectively, of net sales. For the three years ended December 31, 1995, Wal-Mart Stores, Inc., a chain of discount stores, accounted for approximately 9%, 10% and 13%, respectively, of net sales. No other customer accounted for more than 10% of the Company's net sales for these periods.

 Product Line Information

   The Company is engaged primarily in one segment which is the design, development, manufacture and distribution of a variety of toy products.

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(12) BUSINESS SEGMENT INFORMATION  (Continued)
  Geographic Information

   Information with respect to legal entity net sales, operating income
(loss), and identifiable assets by geographic area for the three years ended December 31, 1995 is presented as follows (in thousands):

                                   YEAR ENDED DECEMBER 31,
                          ---------------------------------------
                               1993          1994         1995
                          ------------  ------------  -----------
Net sales:
 North America ..........   $  452,444    $  464,751    $ 470,045
 Far East ...............     303,832       239,208       222,625
 Europe and Pacific Rim       231,653       264,736       189,889
                          ------------  ------------  -----------
                              987,929       968,695       882,559
 Intercompany ...........    (257,750)     (215,597)     (173,450)
                          ------------  ------------  -----------
                            $  730,179    $  753,098    $  709,109
                          ============  ============  ===========
Operating income (loss):
 North America ..........   $  (55,375)   $  (11,240)   $    8,299
 Far East ...............      18,270        13,221        10,176
 Europe and Pacific Rim       (19,218)       (1,830)      (20,746)
                          ------------  ------------  -----------
                              (56,323)          151        (2,271)
 Intercompany ...........        (591)          484           (11)
                          ------------  ------------  -----------
                            $  (56,914)   $      635    $   (2,282)
                          ============  ============  ===========
Identifiable assets:
 North America ..........   $  517,531    $  525,389    $  510,547
 Far East ...............     123,048       125,449       104,717
 Europe and Pacific Rim       216,693       182,994       133,023
                          ------------  ------------  -----------
                              857,272       833,832       748,287
 Intercompany ...........    (142,103)     (163,197)     (133,155)
                          ------------  ------------  -----------
                            $  715,169    $  670,635    $  615,132
                          ============  ============  ===========

 Intercompany Pricing

   Intercompany sales are made on a basis intended to reflect the market value of the products. Sales generated by the Company's operations in the Far East substantially represent export sales to the Company's subsidiaries and unaffiliated customers in North America, Europe and the Pacific Rim.

                               TYCO TOYS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (13) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

   Summarized quarterly financial data for 1995 and 1994 is as follows (in thousands, except per share data):


                                                                QUARTER
                                        -----------------------------------------------------
1995                                       FIRST        SECOND        THIRD         FOURTH
- --------------------------------------  ----------  -------------  ----------  --------------
Net sales .............................   $116,060     $151,692      $226,285     $ 215,072
Gross profit ..........................     49,103       63,830        95,583        84,357
Net income (loss) .....................     (6,669)      (8,835) <F1>    5,546       (17,271) <F2>
Net income (loss) applicable to common
 shareholders .........................     (7,453)      (9,625) <F1>    4,738       (18,089) <F2>
Net income (loss) per common share  ...      (0.21)       (0.28) <F1>     0.14         (0.52) <F2>


 1994                                      FIRST       SECOND        THIRD        FOURTH
- --------------------------------------  ----------  ----------  -------------  ----------
Net sales .............................   $106,791    $158,454     $241,085      $246,768
Gross profit ..........................     44,221      69,439       97,584        96,460
Net income (loss) .....................    (13,375)      1,207       (8,103) <F3>  (12,702)
Net income (loss) applicable to common
 shareholders .........................    (13,375)        582       (8,853) <F3>  (13,484)
Net income (loss) per common share  ...      (0.39)       0.02        (0.26) <F3>    (0.39)

   The calculation of net income (loss) per share is prepared independently for each of the quarters presented. Therefore, the sum of the quarterly per share amounts in 1995 and 1994 may not necessarily equal the total for the years because of certain transactions which occurred during the respective periods.

[1] Reflects a $4,900,000 restructuring charge representing the consolidations in the International and Preschool businesses.

[2] Reflects a $4,000,000 restructuring charge primarily related to the closure of a manufacturing facility in Temse, Belgium.

[3] Reflects a $4,700,000 restructuring charge related to the closure of Tyco Italy.

(14) RELATED PARTIES

 Taiyo Kogyo

   The Company owns an 18.5% interest in Taiyo Kogyo Co., Ltd. (Taiyo Kogyo), the Company's exclusive radio control vehicle manufacturer. No single manufacturer other than Taiyo Kogyo supplies the Company with more than 10% of its products.

   No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof, or that there has been no change in the affairs of the Company since the date hereof.

                              TABLE OF CONTENTS


                                                PAGE
                                             --------
Prospectus Summary .........................      3
Risk Factors ...............................     10
Use of Proceeds ............................     14
Price Range of Common Stock ................     14
Dividend Policy and Dividends ..............     15
Capitalization .............................     16
Selected Consolidated Financial Data  ......     17
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations ................................     19
Business ...................................     28
Management .................................     37
Voting Securities and Principal Holders  ...     40
Description of Principal Indebtedness  .....     42
Description of the Series C Preferred Stock      44
Description of Depositary Shares ...........     52
Description of Other Capital Stock  ........     55
Certain Federal Income Tax Considerations  .     62
Underwriting ...............................     66
Legal Matters ..............................     67
Experts ....................................     67
Available Information ......................     67
Additional Information .....................     67
Incorporation of Certain Documents by
 Reference .................................     68
Index to Financial Statements ..............    F-1



                              14,000,000 SHARES

                               TYCO TOYS, INC.


                            $    DEPOSITARY SHARES
                   EACH ONE REPRESENTING ONE-TWENTIETH OF A
                  SHARE OF SERIES C MANDATORILY CONVERTIBLE
                          REDEEMABLE PREFERRED STOCK

                                  PROSPECTUS
                                      , 1996

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                           LAZARD FRERES & CO. LLC

                                   PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the expenses to be borne by the Company in connection with the securities being registered. All of the amounts, except for the SEC, NASD and NYSE fees, shown are estimates.


SEC registration fee .................................    $  32,936
NASD fee .............................................       10,052
NYSE Listing fees ....................................    $  86,650
Rating Agencies ......................................    $  45,000
Legal fees and expenses ..............................    $ 325,000
Accounting fees and expenses .........................    $ 175,000
Printing and engraving expenses ......................    $ 250,000
Blue sky fees and expenses (including legal fees)  ...    $  15,000
Miscellaneous ........................................    $  60,362
                                                       --------------
  Total fees and expenses ............................    $1,000,000
                                                       ==============


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Article VIII of the Company's Restated Certificate of Incorporation provides that the Company shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time (the "GCL"), indemnify all persons whom it may indemnify pursuant thereto.

   Section 145(a) of the GCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including, attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

   Section 145(b) of the GCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards (as set forth above), except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery shall determine that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery shall deem proper.

   Section 145 of the GCL further provides that to the extent such a person has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that the corporation may purchase and maintain insurance on behalf of such a person against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that indemnification provided for by
Section 145 shall, unless otherwise provided when authorized or ratified, continue as to such person who has ceased to act in any such capacity and shall inure to the benefit of the heirs, executors and administrators of such a person.

    Article 12 of the Company's By-laws further provides that the Company's indemnification policy as set forth above may extend to any person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (as set forth above), by reason of the fact that he or she is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise.

ITEM 16. EXHIBITS.


      *1   Form of Underwriting Agreement.
    *4.1   Form of Certificate of Designations, Preferences, Rights and Limitations of the Series C
           Mandatorily Convertible Redeemable Preferred Stock.
     4.2   Revised Form of Deposit Agreement.
    *5.1   Opinion of Baer Marks & Upham LLP as to the legality of the securities being registered hereby.
    *8.1   Opinion of Baer Marks & Upham LLP as to tax matters.
   *12.1   Computation of Ratio of Earnings to Fixed Charges.
   *23.1   Consent of Baer Marks & Upham LLP (included in Exhibits 5.1 and 8.1).
    23.2   Consent of Deloitte & Touche LLP, independent auditors of the Company.
     *24   Power of Attorney (included on page II-4 of this Registration Statement).
   *99.1   Form of Depositary Receipt.

- ------------


   * Previously filed



ITEM 17. UNDERTAKINGS.

   The Company hereby undertakes:

       (1) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to
    Section 13(a) or 15(d) of the Exchange Act which is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (3) For purposes of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised, that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mount Laurel, State of New Jersey, on the 20th day of June, 1996.

                                          TYCO TOYS, INC.
                                          By: /s/ GARY S. BAUGHMAN
                                          -----------------------------------
                                          Gary S. Baughman
                                          President and Chief Executive
                                          Officer


   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities designated.


         SIGNATURE                        TITLE                     DATE

- --------------------------             ---------             ----------------
             *                         Chairman of the       June 20, 1996
- ---------------------------            Board
Richard E. Grey

/s/ GARY S. BAUGHMAN                   President, Chief      June 20, 1996
- ---------------------------            Executive Officer
Gary S. Baughman                       and Director
                                       (Principal Executive
                                       Officer)

/s/ HARRY J. PEARCE                    Vice Chairman and     June 20, 1996
- ---------------------------            Chief Financial
Harry J. Pearce                        Officer (Principal
                                       Financial and
                                       Accounting Officer)

             *                         Director              June 20, 1996
- ---------------------------
John A. Canning

             *                         Director              June 20, 1996
- ---------------------------
Jerome I. Gellman

             *                         Director              June 20, 1996
- ---------------------------
Joel M. Handel

             *                         Director              June 20, 1996
- ---------------------------
Timothy J. Danis

             *                         Director              June 20, 1996
- ---------------------------
Jonathan Kagan

             *                         Director              June 20, 1996
- ---------------------------
David B. Golub

             *                         Director              June 20, 1996
- ---------------------------
Arnold Thaler

*By: /s/GARY S. BAUGHMAN
- ---------------------------
Gary S. Baughman
Attorney-in-Fact


                                EXHIBIT INDEX



  EXHIBIT NO.                                       DESCRIPTION                                     PAGE NO.

- ---------------  -------------------------------------------------------------------------------  -----------

  The following exhibits are being filed herewith.

       4.2       Revised Form of Deposit Agreement

      23.2       Consent of Deloitte & Touche LLP, independent auditors of the Company.